Form 10-K, Exhibit 13
LANCE INC
filed 1995-03-30
CIK 57528

                                                                      EXHIBIT 13

INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Lance, Inc.:


We have audited the accompanying consolidated balance sheets of Lance, Inc. and subsidiaries as of December 31, 1994 and December 25, 1993 and the related consolidated statements of income and retained earnings and cash flows for each of the fiscal years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lance, Inc. and its subsidiaries as of December 31, 1994 and December 25, 1993, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 4 to the consolidated financial statements, the Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 93-7, "Reporting on Advertising Costs," and the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," during the fiscal year ended December 31, 1994. As discussed in Notes 7 and 8 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," as of the beginning of the fiscal year ended December 25, 1993.

                                                           KPMG PEAT MARWICK LLP


February 20, 1995

CONSOLIDATED BALANCE SHEETS

December 31, 1994 and December 25, 1993
(In thousands, except share data)

Assets                                                                           Notes            1994                1993
--------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                                                          1        $  12,964           $  20,328
Marketable securities                                                             1, 4         32,946              19,228
Accounts receivable (less allowance for doubtful accounts
    of $739 in 1994 and $259 in 1993, respectively)                                1           30,155              28,906
Inventories                                                                       1, 2         38,952              33,673
Accrued interest receivable                                                                       599                 724
Refundable income taxes                                                            1            1,959               1,750
Deferred income tax benefit                                                       1, 7          5,800               5,333
--------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                          123,375             109,942
--------------------------------------------------------------------------------------------------------------------------
PROPERTY, NET                                                                     1, 3        165,390             173,639
--------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
Marketable securities - At amortized cost, which approximates market              1, 4                             14,452
Deposits                                                                                          335               2,296
Notes receivable, prepayments, etc.                                               1, 8          7,896               8,145
--------------------------------------------------------------------------------------------------------------------------
Total other assets                                                                              8,231              24,893
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                       $ 296,996           $ 308,474
--------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                                               5
--------------------------------------------------------------------------------------------------------------------------
Current liabilities:
Accounts payable                                                                   1        $   8,572           $   6,907
Accrued compensation                                                                            9,656               8,909
Accrued profit-sharing retirement plan                                             9            2,482               3,110
Accrued income taxes                                                              1, 7            461                 138
Accrual for insurance claims                                                       1            8,708               9,786
Other payables and accrued liabilities                                                          2,980               2,640
--------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                      32,859              31,490
--------------------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES AND DEFERRED CREDITS:                                            1
Deferred income taxes                                                              7           19,243              19,525
Accrued postretirement health care costs                                           8            8,078               7,096
Supplemental retirement benefits                                                                3,322               3,323
--------------------------------------------------------------------------------------------------------------------------
Total other liabilities and deferred credits                                                   30,643              29,944
--------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:                                                             6, 9
Common stock, $.83 1/3 par value (authorized: 75,000,000 shares;
    issued and outstanding: 30,433,407 shares in 1994,
    31,001,185 shares in 1993)                                                                 25,361              25,835
Retained earnings                                                                             208,800             221,205
Net unrealized loss on marketable securities                                       4             (667)
--------------------------------------------------------------------------------------------------------------------------
Stockholders' equity                                                                          233,494             247,040
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                       $ 296,996           $ 308,474
--------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED INCOME AND RETAINED EARNINGS

For the Fiscal Years Ended December 31, 1994, December 25, 1993 and December 26, 1992
(In thousands, except per share data)


                                                                              1994               1993               1992
                                                               Notes       (53 WEEKS)         (52 Weeks)         (52 Weeks)
-----------------------------------------------------------------------------------------------------------------------------
NET SALES AND OTHER OPERATING REVENUE                                      $ 487,982          $ 472,786           $ 461,449
-----------------------------------------------------------------------------------------------------------------------------
COST OF SALES AND OPERATING EXPENSES:
Cost of sales                                                  1, 2          238,127            221,792             207,021
Selling and delivery                                                         183,164            179,332             173,770
General and administrative                                                    20,722             19,871              19,244
Contributions to employees' profit-sharing
    retirement plan                                              9             5,975              6,599               7,048
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                        447,988            427,594             407,083
-----------------------------------------------------------------------------------------------------------------------------
PROFIT FROM OPERATIONS                                                        39,994             45,192              54,366

OTHER INCOME, NET (INCLUDING INTEREST INCOME OF
    $2,054 IN 1994, $2,965 IN 1993,
    AND $3,487 IN 1992)                                                        4,333              5,515               5,796
-----------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                    44,327             50,707              60,162
-----------------------------------------------------------------------------------------------------------------------------
INCOME TAXES:                                                  1, 7
Current                                                                       18,092             18,970              21,141
Deferred (benefit)                                                              (749)               561                (123)
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                         17,343             19,531              21,018
-----------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN
    ACCOUNTING PRINCIPLES                                                     26,984             31,176              39,144
-----------------------------------------------------------------------------------------------------------------------------
Cumulative effect on prior years of changes in
    accounting principles for:
    Income taxes                                               1, 7                               3,538
    Postretirement health care costs                           1, 8                              (3,916)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   (378)
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                    26,984             30,798              39,144
RETAINED EARNINGS AT BEGINNING OF FISCAL YEAR                                221,205            226,060             216,275
-----------------------------------------------------------------------------------------------------------------------------
    Total                                                                    248,189            256,858             255,419

Cash dividends                                                               (29,583)           (29,980)            (28,795)
Retirement of common stock                                       6            (9,802)            (5,863)               (813)
Stock options exercised                                        6, 9               (4)               190                 249
-----------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT END OF FISCAL YEAR                                    $ 208,800          $ 221,205           $ 226,060
-----------------------------------------------------------------------------------------------------------------------------
PER SHARE AMOUNTS:                                               1
    Income before cumulative effect of changes
       in accounting principles                                            $     .88          $    1.00           $    1.25

    Cumulative effect on prior years of changes
       in accounting principles                                                                    (.01)
                                                                                ----               ----                ----
    Net income                                                             $     .88          $     .99            $   1.25
                                                                                ====               ====                ====
    Cash dividends                                                         $     .96          $     .96            $    .92
                                                                                ====               ====                ====
-----------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

For the Fiscal Years Ended December 31, 1994, December 25, 1993 and December 26, 1992
(In thousands)

                                                                            1994               1993                1992
                                                                         (53 WEEKS)         (52 Weeks)          (52 Weeks)
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                               $ 26,984             $ 30,798            $ 39,144
Adjustments to reconcile net income to cash provided by
    operating activities:
    Depreciation                                                           24,544               24,747              23,227
    Loss on sale of property                                                  397                  591                 982
    Deferred income taxes                                                    (749)                 561                (123)
    Cumulative effect of changes in accounting principles                                          378
    Other, net                                                                750                1,022                 428
Changes in operating assets and liabilities:
    Decrease (increase) in accounts receivable                             (1,249)              (1,187)                138
    (Increase) in refundable income taxes                                    (209)                 (48)               (419)
    (Increase) in inventory                                                (5,279)              (1,542)             (4,403)
    Increase (decrease) in accounts payable                                 1,665                 (118)               (207)
    Increase (decrease) in accrued income taxes                               323                 (691)               (174)
    Increase in other payables and accrued liabilities                        362                  862               3,147
---------------------------------------------------------------------------------------------------------------------------
Net cash flow from operating activities                                    47,539               55,373              61,740
---------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Purchases of property:
    Vending machines                                                       (3,439)              (5,519)             (4,770)
    Other property                                                        (14,502)             (16,843)            (46,240)
Machinery deposits                                                          1,961               (1,839)                195
Proceeds from sale of property                                              1,249                1,896               2,046
Purchases of marketable securities                                        (25,849)             (30,862)            (14,136)
Maturities of marketable securities                                         8,161               20,455              28,957
Sales of marketable securities                                             17,130               13,550               3,045
Other, net                                                                    249               (1,322)               (225)
---------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                     (15,040)             (20,484)            (31,128)
---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Dividends paid                                                            (29,583)             (29,980)            (28,795)
Purchases of common stock, net                                            (10,280)              (5,904)               (564)
---------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                     (39,863)             (35,884)            (29,359)
---------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           (7,364)                (995)              1,253
CASH AND CASH EQUIVALENTS AT BEGINNING OF FISCAL YEAR                      20,328               21,323              20,070
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF FISCAL YEAR                          $ 12,964             $ 20,328            $ 21,323
---------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION:
Cash paid for income taxes                                               $ 17,978             $ 19,789            $ 23,746
---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


PRINCIPLES OF CONSOLIDATION

The accompanying financial statements include in consolidation the accounts of Lance, Inc. and its wholly-owned subsidiaries (the Company). All material intercompany items have been eliminated. For purposes of comparability, certain 1992 and 1993 amounts shown in the accompanying consolidated financial statements have been reclassified to conform with the 1994 presentation.


OPERATIONS

The Company manufactures and purchases snack foods and bakery products which are sold and distributed through the Company's own sales organization to convenience stores, supermarkets, discount stores, restaurants, wholesale grocery distributors, and similar establishments, and also in schools, office buildings, manufacturing plants, and similar locations through the operation of Company vending machines. The Company's policy is to recognize a sale at the time the product is delivered to the customer.


CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.


CASH, MARKETABLE SECURITIES, ACCOUNTS AND
NOTES RECEIVABLE AND ACCOUNTS PAYABLE

The carrying amount of cash, accounts and notes receivable and accounts payable approximates fair value.

Marketable securities at December 31, 1994 are principally instruments of the U.S. government and its agencies, of state governments, and of municipalities. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities" effective at the beginning of fiscal 1994. Under SFAS 115, the Company classifies its debt and marketable equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

Under SFAS 115, trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains and losses are recognized in earnings for transfers into trading securities. Unrealized holding gains and losses associated with transfers of securities from held-to-maturity to available-for-sale are recorded as a separate component of stockholders' equity. The unrealized holding gains or losses included in the separate component of equity for securities transferred from available-for-sale to held-for-maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Marketable securities at December 25, 1993 include, principally, instruments of the U.S. government and its agencies, of state governments, and of municipalities, and are accounted for under SFAS 12, "Accounting for Certain Marketable Securities." Marketable securities are stated at amortized cost, which approximates fair value. Fair value is based on market prices.


INVENTORIES

Inventories are valued at the lower of cost or market; 77% of the cost of the inventories in 1994 and 71% in 1993 was determined using the last-in, first-out
(LIFO) method and the remainder was determined using the first-in, first-out
(FIFO) method.


DEPRECIATION AND PROPERTY

Depreciation is computed over estimated useful lives of depreciable property, using the straight-line method, generally as follows:

                       Land improvements                                  20 years
                       Buildings                                       20-50 years
                       Machinery and equipment                          5-12 years
                       Vending machines on location                        8 years
                       Trucks and automobiles                            3-9 years
                       Furniture and fixtures                             10 years

Property is recorded at cost less accumulated depreciation. Upon retirement or disposal of any item of property, the cost is removed from the property account and the accumulated depreciation applicable to such item is removed from accumulated depreciation. Major renewals and betterments are capitalized, maintenance and repairs are expensed as incurred, and gains and losses on dispositions are reflected in income.


EMPLOYMENT AGREEMENTS

The Company has entered into employment agreements, which include supplemental retirement benefits, with certain officers. Provision for these benefits, made over the period of employment of such officers, was $296,000 in 1994, $488,000 in 1993, and $441,000 in 1992.


INCOME TAXES

Effective at the beginning of fiscal 1993, the Company adopted SFAS 109, "Accounting for Income Taxes." The cumulative effect of the change in accounting for income taxes is determined as of the beginning of fiscal 1993 and is reported separately in the Company's statement of consolidated income and retained earnings for fiscal 1993. Prior years' financial statements have not been restated to apply the provisions of SFAS 109.

SFAS 109 requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

Pursuant to the deferred method under APB Opinion 11, which was applied in 1992 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates.

Refundable income taxes result from an overpayment of estimated taxes.

POSTRETIREMENT HEALTH CARE COSTS

Effective at the beginning of fiscal 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cumulative effect of the change in accounting for postretirement health care costs is determined as of the beginning of fiscal 1993 and is reported separately in the Company's statement of consolidated income and retained earnings for fiscal 1993. Prior years' financial statements have not been restated to apply the provisions of SFAS 106.

SFAS 106 requires that the Company accrue the estimated cost of retiree benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits, which are principally health care, as claims were incurred. SFAS 106 allows recognition of the cumulative effect of the liability in the year of adoption or the amortization of the obligation over a period of up to twenty years. The Company has elected to recognize the cumulative effect of this obligation on the immediate recognition basis.


INSURANCE CLAIMS

The accrual for insurance claims represents the estimated liability outstanding on actual claims reported and an estimate of claims incurred but not yet reported.


EARNINGS PER SHARE

Earnings per share amounts for the fiscal years ended December 31, 1994, December 25, 1993 and December 26, 1992 were computed based on 30,774,472; 31,236,274; and 31,299,082 weighted average shares of common stock outstanding, respectively. The dilutive effect of stock options is not material.


ADVERTISING COSTS

Effective at the beginning of fiscal 1994, the Company changed its method of accounting for advertising costs to comply with the American Institute of Certified Public Accountants' Statement of Position (SOP) 93-7, "Reporting on Advertising Costs." SOP 93-7 requires that the Company report the costs of all advertising in the periods in which the costs are incurred or the first time the advertising takes place, except for certain direct-response advertising that results in probable and measurable future economic benefits. Direct-response advertising is to be capitalized and amortized over its expected period of future benefit.

Previously, the Company capitalized all advertising costs and amortized them over a period of one to three years. The majority of the Company's advertising costs do not qualify as direct-response advertising. The Company has elected, under SOP 93-7, to expense non-qualifying costs as they are incurred. The effect of the change in accounting method increased advertising expense and reduced net income and net income per share by $753,083, $489,504 and $.02 respectively, in 1994.

$353,404 and $1,178,200 of advertising costs were reported as assets at December 31, 1994 and December 25, 1993, respectively. These amounts relate to costs capitalized under the previous accounting method, which continue to be amortized as allowed under SOP 93-7. Advertising expense was $4,003,119, $2,028,643 and $698,763 for the fiscal years 1994, 1993 and 1992, respectively.


2.   INVENTORIES

Inventories at December 31, 1994 and December 25, 1993 consisted of (in thousands):

                                                                                             1994               1993
---------------------------------------------------------------------------------------------------------------------------
Finished goods                                                                          $    16,979      $     15,653
Goods in process                                                                                 11                22
Raw materials                                                                                19,679            14,932
Supplies, etc.                                                                                9,058             8,222
---------------------------------------------------------------------------------------------------------------------------
Total inventories at FIFO cost                                                               45,727            38,829
Less: Adjustment to reduce FIFO cost to LIFO cost                                             6,775             5,156
---------------------------------------------------------------------------------------------------------------------------
Total inventories                                                                       $    38,952      $     33,673
---------------------------------------------------------------------------------------------------------------------------


3.    PROPERTY

Property at December 31, 1994 and December 25, 1993 consisted of (in thousands):

                                                                                            1994                 1993
---------------------------------------------------------------------------------------------------------------------------
Land and land improvements                                                             $     12,235       $      11,968
Buildings                                                                                    87,813              86,591
Machinery and equipment                                                                     128,598             125,008
Vending machines on location                                                                 95,809              94,483
Trucks and automobiles                                                                       28,584              28,455
Furniture and fixtures                                                                        3,716               3,905
Construction in progress                                                                      5,461               5,648
---------------------------------------------------------------------------------------------------------------------------
Total                                                                                       362,216             356,058
Accumulated depreciation                                                                   (196,826)           (182,419)
---------------------------------------------------------------------------------------------------------------------------
Property, net                                                                          $    165,390       $     173,639
---------------------------------------------------------------------------------------------------------------------------

4.   MARKETABLE SECURITIES

At December 31, 1994, the Company reclassified all investments as available-for-sale. The reclassification, which had no impact on net income, was retroactive to the beginning of fiscal 1994. The impact of the reclassification on stockholders' equity was not material.

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value of the available-for-sale securities by major security type at December 31, 1994, were as follows (in thousands):

                                                                       Gross           Gross
                                                                    Unrealized      Unrealized
                                                     Amortized        Holding         Holding
                                                       Cost            Gains          Losses       Fair Value
---------------------------------------------------------------------------------------------------------------
    Available-for-sale:
      U.S. government agencies                     $      5,519     $              $   (247)       $    5,272
      Municipal obligations                              28,040                        (587)           27,453
      Equity securities                                      54          167                              221
---------------------------------------------------------------------------------------------------------------
    Total                                          $     33,613     $    167       $   (834)       $   32,946
---------------------------------------------------------------------------------------------------------------


Maturities of investment securities classified as available-for-sale were as follows at December 31, 1994 (in thousands):

                                                                      Amortized          Fair
                                                                        Cost             Value
---------------------------------------------------------------------------------------------------
    Available-for-sale:
      Due within one year                                          $      2,291      $     2,279
      Due after one year through five years                              29,100           28,301
      Due after five years through ten years                                689              676
      Due after ten years                                                 1,479            1,469
      Equity securities                                                      54              221
---------------------------------------------------------------------------------------------------
    Total                                                          $     33,613      $    32,946
---------------------------------------------------------------------------------------------------

Proceeds from sales of available-for-sale marketable securities during fiscal 1994 were $17,130,000 and related net realized losses included in income were $41,333.


5.    FINANCING AND COMMITMENTS

At December 31, 1994 the Company had an unsecured bank line of credit of $5,000,000 against which there have been no borrowings.

The Company and its subsidiaries lease certain facilities and equipment under contracts classified as operating leases. Commitments under leases with terms extending beyond one year are not material. Rental expense was $4,711,000 in 1994, $4,608,000 in 1993 and $4,272,000 for 1992.

6.    STOCKHOLDERS' EQUITY

Common stock outstanding at year-end was as follows:

                                                                                                       AMOUNT
                                                                                SHARES             (in thousands)
-------------------------------------------------------------------------------------------------------------------
Common stock outstanding at December 28, 1991                                   31,282,790         $     26,069
Exercise of stock options                                                           32,634                   27
Retirement of common stock                                                         (36,666)                 (30)
-------------------------------------------------------------------------------------------------------------------
Common stock outstanding at December 26, 1992                                   31,278,758               26,066
Exercise of stock options                                                           19,927                   17
Retirement of common stock                                                        (297,500)                (248)
-------------------------------------------------------------------------------------------------------------------
Common stock outstanding at December 25, 1993                                   31,001,185               25,835
Exercise of stock options                                                            4,222                    3
Retirement of common stock                                                        (572,000)                (477)
-------------------------------------------------------------------------------------------------------------------
Common stock outstanding at December 31, 1994                                   30,433,407          $    25,361
-------------------------------------------------------------------------------------------------------------------


7.    INCOME TAXES

Effective at the beginning of fiscal 1993, the Company adopted SFAS 109, "Accounting for Income Taxes." The cumulative effect of the change in accounting for income taxes is $3,538,000 and is reported separately in the Company's statement of consolidated income and retained earnings for fiscal 1993.

Income tax expense (benefit) consists of the following (in thousands):

                                                                      1994                  1993                  1992
-------------------------------------------------------------------------------------------------------------------------
Current:
    Federal                                                       $   14,545            $   16,032         $    18,416
    State and local                                                    3,547                 2,938               2,725
-------------------------------------------------------------------------------------------------------------------------
    Total current                                                     18,092                18,970              21,141
-------------------------------------------------------------------------------------------------------------------------
Deferred:
    Federal                                                             (584)                  459                (142)
    State and local                                                     (165)                  102                  19
-------------------------------------------------------------------------------------------------------------------------
    Total deferred                                                      (749)                  561                (123)
-------------------------------------------------------------------------------------------------------------------------
Total income tax expense                                          $   17,343            $   19,531         $    21,018
-------------------------------------------------------------------------------------------------------------------------

A reconciliation of income taxes computed using the statutory rates to income tax expense follows (in thousands):


                                                                      1994                  1993                  1992
-------------------------------------------------------------------------------------------------------------------------
Statutory income tax rate                                                35%                  35%                 34%
Income taxes at statutory tax rate                                $    15,515          $     17,747       $      20,455
Increase (decrease) in taxes resulting from:
   State and local income taxes, net of federal income tax benefit      2,198                 1,900               1,827
   Amortization of federal income tax investment credits                                                           (343)
   Miscellaneous items, net                                              (370)                 (116)               (921)
-------------------------------------------------------------------------------------------------------------------------
Income tax expense                                                $    17,343          $     19,531       $      21,018
-------------------------------------------------------------------------------------------------------------------------


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and December 25, 1993 are presented below (in thousands):



                                                                                                 1994           1993
-------------------------------------------------------------------------------------------------------------------------
Net current deferred tax assets:
   Accounts receivable, principally due to allowance for doubtful accounts                  $       256     $      100
   Inventories, principally due to additional costs of inventories for tax
      purposes pursuant to the Tax Reform Act of 1986                                             2,183          1,963
   Compensated absences, principally due to accrual for financial
      statement purposes                                                                          2,178          2,182
   Other payroll costs, principally due to accrual for financial statement purposes                 106             95
   Insurance, principally due to accrual for financial statement purposes                         1,010          1,707
   Amounts deductible when paid for tax purposes,
      capitalized for financial reporting purposes                                                   34           (488)
   Contributions to employee benefit trust                                                                        (297)
   Other                                                                                             33             71
-------------------------------------------------------------------------------------------------------------------------
Net current deferred tax assets                                                             $     5,800     $    5,333
-------------------------------------------------------------------------------------------------------------------------
Net noncurrent deferred tax liabilities:

   Deferred compensation, principally due to accrual for financial
     statement purposes                                                                     $     1,303     $    1,306
   Accrued postretirement costs                                                                   3,165          2,867
   Net state operating loss carryforwards                                                         1,032            564
-------------------------------------------------------------------------------------------------------------------------

Total gross noncurrent deferred tax assets                                                        5,500          4,737
   Less valuation allowance                                                                        (998)          (564)
-------------------------------------------------------------------------------------------------------------------------
Total net noncurrent deferred tax assets                                                          4,502          4,173

   Plant and equipment, principally due to differences in depreciation                          (23,713)       (23,698)
   Other                                                                                            (32)
-------------------------------------------------------------------------------------------------------------------------

Net noncurrent deferred tax liabilities                                                     $   (19,243)    $  (19,525)
-------------------------------------------------------------------------------------------------------------------------


The net change in the total valuation allowance for the years ended December 31, 1994 and December 25, 1993 was an increase of $434,000 and $464,000 respectively. Based on the Company's historical and current earnings, management believes it is more likely than not that the Company will realize the benefit of the deferred tax assets that are not covered by the valuation allowance.

At December 31, 1994, the Company has net operating loss carryforwards for state income tax purposes which are available to offset future state taxable income, if any. These net operating losses begin expiring in 2007.

For the year ended December 26, 1992, deferred income tax benefit of $123,000 results from timing differences in the recognition of income and expense for income tax and financial reporting purposes. The sources and tax effects of those timing differences are presented below (in thousands):

                                                                                                       1992
----------------------------------------------------------------------------------------------------------------
Excess of tax over book depreciation                                                                  $    903
Additional inventory costs capitalized and deductible
   in future periods for tax purposes                                                                     (305)
Accrued commissions and salaries not deductible until paid                                                (118)
Accrued insurance claims not deductible until paid                                                        (260)
Amortization of deferred federal income tax investment credits                                            (343)
----------------------------------------------------------------------------------------------------------------

Total                                                                                                 $   (123)
----------------------------------------------------------------------------------------------------------------


8.    POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides postretirement medical benefits for retirees and their spouses to age 65. Retirees pay contributions toward medical coverage based on the medical plan and coverage they select.

Effective at the beginning of fiscal 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cumulative effect of adopting SFAS 106 as of the beginning of fiscal 1993 was an increase in accrued postretirement health care costs of $6,309,000 and a decrease in net income of $3,916,000 ($.125 per share), which is reported separately in the Company's statement of consolidated income and retained earnings for fiscal 1993.

The effect of adopting SFAS 106 on postretirement health care costs and on net income before the cumulative effect on prior years of changes in accounting principles for fiscal 1993 was an increase of $805,000 and a decrease of $495,000, respectively. In 1992, the Company recognized health care benefits cost of $659,000 on the pay-as-you-go method.

The Company's postretirement health care plan currently is not funded.

The following table presents the plan's accumulated postretirement benefit obligation reconciled with amounts recognized in the Company's consolidated balance sheet as of December 31, 1994 and December 25, 1993 (in thousands):

                                                                               1994                         1993
--------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
    Retirees                                                            $      (715)                 $      (368)
    Fully eligible active plan participants                                  (1,211)                        (854)
    Other active plan participants                                           (5,997)                      (5,391)
--------------------------------------------------------------------------------------------------------------------
             Total                                                           (7,923)                      (6,613)

Net unrecognized gain from past experience
    different from that assumed                                                (155)                        (483)
--------------------------------------------------------------------------------------------------------------------
             Accrued postretirement health care costs                   $    (8,078)                 $    (7,096)
--------------------------------------------------------------------------------------------------------------------

Net periodic postretirement benefit cost for the years ended December 31, 1994 and December 25, 1993 consisted of the following components (in thousands):


                                                                            1994                         1993
-------------------------------------------------------------------------------------------------------------------
Service cost - benefits attributed to service during the year           $       543                  $       522
Interest cost on accumulated postretirement benefit obligation                  439                          496
-------------------------------------------------------------------------------------------------------------------
    Net periodic postretirement benefit cost                            $       982                  $     1,018
-------------------------------------------------------------------------------------------------------------------


For measurement purposes, a 12% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995; the rate was assumed to decrease gradually to 6% at 2015 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994, by $814,000 and the aggregate of the service and interest cost components of postretirement expense for the year ended December 31, 1994 by $150,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.75% at the beginning of the 1994 fiscal year and 8.00% at the end of the 1994 fiscal year and was 8.0% at the beginning of the 1993 fiscal year and 6.75% at the end of the 1993 fiscal year.

The Company has established a Voluntary Employees' Beneficiary Association
(VEBA) trust to fund both employee and retiree medical costs in future years. The trust is not legally restricted exclusively for retirees. The balance of the trust, $3,885,000 in 1994 and 1993, is included in other assets in the accompanying consolidated balance sheets.

9.    EMPLOYEE BENEFIT PLANS

The Company has retirement plans covering substantially all of its employees. These plans are defined contribution plans providing for contributions based on income before income taxes, as defined. Contributions to the plans are funded as accrued.

The Company also has an employee stock purchase plan under which shares of common stock are purchased on the open market with employee and Company contributions. The plan provides for the Company to contribute an amount equal to 10% of the employees' contributions. A total of 800,000 shares of common stock has been registered under the Securities Act of 1933 for purchase under the plan. Company contributions amounted to $129,000 in 1994, $127,000 in 1993 and $137,000 in 1992.

In addition, the Company has incentive stock option plans under which 1,466,666 shares of common stock may be issued to key employees of the Company, as defined in the plans. The plans also authorize the grant of non-qualified stock options and stock appreciation rights to key employees. The plans require, among other things, that before the stock options and stock appreciation rights may be exercised, such key employees must remain in continuous employment of the Company not less than six months from the date of grant. Exercised stock options are accounted for through the issuance of previously retired stock. Options have been granted that generally become exercisable in three installments of six, eighteen and thirty months after date of grant. The option price, which equals the fair market value of the Company's common stock at the date of grant, ranges from $14.81 to $24.13 per share.


Activity under the plan for each of the years in the three-year period ended December 31, 1994 is as follows:


-------------------------------------------------------------------------------------------------------------------------
            Options                       Stock                                                              Options
          Outstanding,                 Appreciation                      Range of                          Outstanding,
          Beginning of     Options        Rights        Options        Options Price          Options       End of the
Years       the Year       Granted      Exercised      Exercised         Exercised            Expired          Year
-----       --------       -------      ---------      ---------         ---------            -------          ----
1992          428,685        89,850          (750)       (53,228)     $10.36 to 23.50                          464,557
1993          464,557                                    (29,767)      10.36 to 17.81                          434,790
1994          434,790        85,900                      (13,047)      10.64 to 17.81                          507,643
-------------------------------------------------------------------------------------------------------------------------

There were 450,376 options exercisable at December 31, 1994.

10.   UNAUDITED INTERIM FINANCIAL INFORMATION

A summary of certain interim financial information follows (in thousands, except per share data):

                                                                       1994 Interim Period Ended
                                                ------------------------------------------------------------------------
                                                 March 19            June 11          September 3           December 31
                                                (12 Weeks)         (12 Weeks)         (12 Weeks)            (17 Weeks)
------------------------------------------------------------------------------------------------------------------------
Net sales and other operating revenues         $  108,133        $    117,541      $   107,643         $    154,665
------------------------------------------------------------------------------------------------------------------------
Cost of sales                                      52,438              55,704           52,746               77,239
------------------------------------------------------------------------------------------------------------------------
Profit from operations                              8,290              12,749            7,848               11,107
------------------------------------------------------------------------------------------------------------------------
Net income                                          5,791               8,446            5,433                7,314
------------------------------------------------------------------------------------------------------------------------
Net income per common share                           .19                 .27              .18                  .24
------------------------------------------------------------------------------------------------------------------------
                                                                       1993 Interim Period Ended
                                                ------------------------------------------------------------------------
                                                 March 20            June 12          September 4           December 25
                                                (12 Weeks)         (12 Weeks)         (12 Weeks)            (16 Weeks)
------------------------------------------------------------------------------------------------------------------------
Net sales and other operating revenues         $  106,423        $    113,184      $     106,140       $    147,039
------------------------------------------------------------------------------------------------------------------------
Cost of sales                                      48,948              52,287             50,384             70,173
------------------------------------------------------------------------------------------------------------------------
Profit from operations                             10,678              12,054              8,415             14,045
------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of
  changes in accounting principles                  7,436               8,442              5,638              9,660
------------------------------------------------------------------------------------------------------------------------
Cumulative effect on prior years of
  changes in accounting principles for:
         Income taxes                               3,538
         Postretirement healthcare costs           (3,916)
------------------------------------------------------------------------------------------------------------------------
Net income                                          7,058               8,442              5,638              9,660
------------------------------------------------------------------------------------------------------------------------
Per share income before cumulative
  effect of changes in accounting
  principles                                          .24                 .27                .18                .31
------------------------------------------------------------------------------------------------------------------------
Per share cumulative effect of changes
  in accounting principles                           (.01)
------------------------------------------------------------------------------------------------------------------------
Net income per common share                           .23                 .27                .18                .31
------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
POSITION AND RESULTS OF OPERATIONS


FINANCIAL POSITION
The Company continues to maintain a strong position of liquidity and has the financial strength to meet its regular operating needs, capital investment program, cash dividend payments and stock repurchases through cash flow from current operations and investments. The Company's conservative investment strategy of investing in bank paper and government securities continues to provide the financial stability and the ready cash needed to meet the Company's operating, capital and other requirements. At the end of 1994, working capital of $90.5 million included $45.9 million in cash and marketable securities, reflecting an increase of $12.1 million in working capital and $6.4 million in cash and marketable securities compared to 1993. These increases were primarily attributable to the classification in 1994 of all marketable securities as available-for-sale and the increase in inventories of $5.3 million. The increase in inventories is primarily due to the increase in raw materials, especially peanuts. Deposits decreased because most capital projects requiring deposits were completed and transferred to property. The increase in accounts payable at year end was due to the increase in peanut purchases. The decrease in the accrual for insurance claims resulted from a decrease in the estimate of future claims to be paid. The established bank line of credit of $5 million remained unused during 1994 and there are no current plans for its use.

During 1994, the Company spent $16 million for capital improvements, paid $29.6 million in cash dividends and spent $10.3 million to repurchase 572,000 shares of Company stock. Over the last three years total capital investments have amounted to $91 million, a period in which capital expenditures have exceeded depreciation by $18.5 million.

The Company's capital investment program is devoted to expansion and renovation of facilities and modernization of machinery and equipment. Of the $16 million spent for capital improvements during 1994, $3.4 million was spent for vending machines, $5.2 million for machinery and equipment and $4.9 million for vehicles, principally delivery vans.

At the end of fiscal 1994, commitments for capital expenditures, including machinery and equipment and further expansion and renovation of facilities, totaled approximately $8 million, with an additional $17 million in capital expenditures planned for 1995.


OTHER ACCOUNTING MATTERS
Effective at the beginning of fiscal 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities." The provisions of SFAS 115 apply to investments in equity securities with readily determinable fair values and to all investments in debt securities. Initial adoption of SFAS 115 is reflected prospectively. Due to the nature of the Company's investment portfolio, SFAS 115 does not have a material effect on the consolidated financial statements.

Effective at the beginning of fiscal 1994, the Company changed its method of accounting for advertising costs to comply with the American Institute of Certified Public Accountants' Statement of Position (SOP) 93-7, "Reporting on Advertising Costs." SOP 93-7 requires that the Company report the costs of all advertising in the periods in which the costs are incurred or the first time the advertising takes place. Previously, the Company capitalized all advertising costs and amortized them over one to three years. The effect of the change to SOP 93-7 increased advertising expense by $753,000 and reduced net income by $490,000 and earnings per share by $.02. Advertising costs of $353,000 and $1,178,000 were recorded as assets at December 31, 1994 and December 25, 1993, respectively. These amounts will continue to be amortized as allowed under SOP 93-7.


RESULTS OF OPERATIONS, 1994 COMPARED TO 1993
Net sales and other operating revenue for 1994 (53 weeks) were up $15.2 million (3.2%) over 1993 (52 weeks) due primarily to increased unit volume from Midwest Biscuit and Vista Bakery and sales during the additional week in 1994. Sales continued to be affected by intense price competition in most markets. To meet this competition additional marketing activities were utilized. Also, bad weather in the first quarter of 1994 had a detrimental impact on sales.

Cost of sales increased to $238.1 million in 1994 from $221.8 million in 1993. As a result, gross profit as a percentage of sales decreased to 51.2% in 1994 from 53.1% in 1993. The decrease in gross profit was principally a result of increased raw material costs, particularly peanuts and cooking oils, the shift in composition of sales mix to lower margin products, including products purchased for resale and products sold to supermarket chains and discount stores, and higher production costs at Midwest Biscuit and Vista Bakery.

Selling and delivery expenses in 1994 were $183.2 million or 37.5% of sales as compared to $179.3 million or 37.9% of sales in 1993. This increase in expenses was due primarily to increased sales, increased marketing expenses in response to intense price competition and increased delivery costs. Marketing strategies included increased television and radio advertising as well as sponsoring a Lance Busch Grand National and a Winston Cup race car. Total advertising costs were $4 million, an increase of $2 million over 1993. As described above, the Company changed its accounting method which caused advertising costs to increase by $753,000 from 1993. These increases in selling and delivery expenses were offset somewhat by restructuring certain sales territories and by lower insurance costs.

General and administrative expenses were $20.7 million in 1994 as compared to $19.9 million in 1993 primarily due to the additional week in fiscal 1994. As a percentage of sales, general and administrative expenses were 4.2% of sales in both years. Profit sharing contributions were lower in 1994 due to decreased earnings.

Other income was down due to lower interest income on fewer marketable securities and lower income from the delivery van lease program.

Sales of products produced at the Midwest Biscuit and Vista Bakery plants continued to increase. While prices were increased at Midwest Biscuit and Vista Bakery during the fourth quarter of 1994, the impact on 1994 sales and net income was not material. Consolidated operating results of Midwest Biscuit and Vista Bakery declined due to higher operating expenses, especially production and delivery expenses. Midwest Biscuit operating results were impacted by increased manufacturing costs, increased selling expenses, primarily brokerage and promotional costs, and increased warehousing costs. Inefficiencies, over capacity and high overhead continued to negatively impact the Vista Bakery operations. The principal component of increased delivery expenses was that the additional sales were primarily in the Midwest Biscuit market area and the products were manufactured at Vista Bakery and shipped to Midwest Biscuit. During 1994 and early 1995, changes were made in the Vista Bakery operations to improve production efficiencies. Management is currently studying and planning methods to better integrate the two operations to reduce operating costs and to increase sales in the Vista Bakery market area.

Net income was down $3.8 million ($.11 per share) due primarily to a shift in sales mix to lower margin products, higher operating costs at the Midwest Biscuit and Vista Bakery plants, increased raw material costs, increased marketing expenses and lower interest income. This was offset somewhat by restructuring certain sales territories and lower insurance costs. Net income for 1993 was affected by the cumulative effect on prior years of changes in accounting principles for income taxes and retiree health care benefits.


RESULTS OF OPERATIONS, 1993 COMPARED TO 1992
Sales for 1993 were up $11.3 million (2.5%) over 1992 due primarily to increased unit volume. Sales revenues continued to be affected by intense price competition in most markets.

Cost of sales was up in dollars and as a percent of sales due to high production costs at the Vista Bakery plant and lower sales of higher margin products. Selling and delivery expenses were up in dollars and as a percent of sales due to increased advertising and promotional expenses, accounts receivable written off at year end and the effect of changes in accounting principles for retiree health care benefits.

Other income was down due to lower interest rates and lower interest income on fewer marketable securities.

Net income was down $8.3 million ($.26 per share) due primarily to high production costs at the Vista Bakery plant, a shift in sales mix to lower margin products, the increase in selling expenses, the effect of changes in accounting principles for income taxes and retiree health care benefits, the new federal income tax rate and the impact on 1992 of a refund of a prior year's income taxes.


IMPACT OF INFLATION AND CHANGING PRICES
Over the years, the Company has had a policy of expansion, replacement and renovation of its equipment and buildings on a continuing rather than on a catch up basis. This policy has served to reduce the impact of inflation.

As a result of increasing costs, the Company has increased the wholesale price of its snack foods substantially since 1978. Retail prices of most snack items have risen from $.20 in 1978 to $.39 in 1994. However, prices in the last five years have remained relatively flat.

The Company believes it is in position to contend with the effect of further inflation through pricing, improved manufacturing methods and changes in marketing strategy.

FIVE YEAR SUMMARY

Consolidated Financial Highlights
For the Five Fiscal Years Ended December 31, 1994
(In thousands, except per share data)

                                                    1994             1993             1992             1991             1990
                                                 (53 Weeks)       (52 Weeks)       (52 Weeks)       (52 Weeks)       (52 Weeks)
---------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS:
Net sales and other operating revenue          $    487,982        $ 472,786        $ 461,449        $ 449,861        $ 445,962
Profit from operations                               39,994           45,192           54,366           50,990           62,226
Income before income taxes                           44,327           50,707           60,162           58,673           70,463
Income taxes                                         17,343           19,531           21,018           20,961           24,736
Net income                                           26,984           30,798           39,144           37,712           45,727
AVERAGE NUMBER OF COMMON SHARES
      OUTSTANDING                                    30,774           31,236           31,299           31,268           31,377
Per Share of Common Stock:
Profit from operations                         $       1.30        $    1.45        $    1.74       $     1.63        $    1.98
Net income                                              .88              .99             1.25             1.21             1.46
Cash dividends                                          .96              .96              .92              .88              .82
FINANCIAL STATUS AT YEAR-END:
Total assets                                   $    296,996        $ 308,474        $ 313,446        $ 300,290        $ 288,621



MARKET AND DIVIDEND INFORMATION

The Company had 5,359 stockholders of record as of February 21, 1995.

The $.83 1/3 par value Common Stock of Lance Inc. is traded in the over-the-counter market under the symbol LNCE and transactions in the Common Stock are reported on the NASDAQ National Market System. The following table sets forth the high and low sales prices and dividends paid during the interim periods in fiscal years 1993 and 1994.

     1993 Interim                                           High              Low           Dividends
        Periods                                             Price            Price            Paid
        -------                                             -----            -----            ----
     First  . . . . . . . . . . . . . . . . . . . . . .   $ 24 1/4           $ 22               24 cents
     Second . . . . . . . . . . . . . . . . . . . . . .     24                 20 1/4           24
     Third  . . . . . . . . . . . . . . . . . . . . . .     22 1/2             20 1/2           24
     Fourth . . . . . . . . . . . . . . . . . . . . . .     22 1/4             19               24

     1994 Interim                                           High              Low           Dividends
        Periods                                             Price            Price            Paid
        -------                                             -----            -----            ----
     First  . . . . . . . . . . . . . . . . . . . . . .   $ 22 3/4          $ 18 3/4            24 cents
     Second . . . . . . . . . . . . . . . . . . . . . .     20 1/2            16 3/4            24
     Third  . . . . . . . . . . . . . . . . . . . . . .     20 1/2            16 3/4            24
     Fourth . . . . . . . . . . . . . . . . . . . . . .     18 7/8            16 1/4            24