Form 10-K, Exhibit 13
period 1995-12-30
LANCE INC
filed 1996-03-28
CIK 57528

                                                                      EXHIBIT 13


KPMG Peat Marwick LLP


Suite 2800
Two First Union Center
Charlotte, NC 28282-8290


INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Lance, Inc.:

We have audited the accompanying consolidated balance sheets of Lance, Inc. and subsidiaries as of December 30, 1995 and December 31, 1994 and the related consolidated statements of income and retained earnings and cash flows for each of the fiscal years in the three-year period ended December 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lance, Inc. and its subsidiaries as of December 30, 1995 and December 31, 1994, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 30, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," during the fiscal year ended December 30, 1995.

As discussed in Notes 1 and 4 to the consolidated financial statements, the Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 93-7, "Reporting on Advertising Costs," and the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," during the fiscal year ended December 31, 1994.



February 20, 1996                       /s/ KPMG Peat Marwick LLP


                                     [14]

CONSOLIDATED BALANCE SHEETS

December 30, 1995 and December 31, 1994
(In thousands, except share data)


ASSETS                                                                             NOTES          1995            1994
----------------------------------------------------------------------------------------------------------------------------
Current assets:
Cash and cash equivalents                                                                       $ 12,585         $ 12,964
Marketable securities                                                                4            31,905           32,946
Accounts receivable (less allowance for doubtful accounts
  of $727 in 1995 and $739 in 1994, respectively)                                                 29,429           30,155
Inventories                                                                          2            32,521           38,952
Accrued interest receivable                                                                          493              599
Refundable income taxes                                                                            4,765            1,959
Deferred income tax benefit                                                          7            10,494            5,800
----------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                             122,192          123,375
----------------------------------------------------------------------------------------------------------------------------
PROPERTY, NET                                                                        3           126,656          165,390
----------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
Deposits                                                                                           2,345              335
Notes receivable, prepayments, etc.                                                  8             5,267            7,896
----------------------------------------------------------------------------------------------------------------------------
Total other assets                                                                                 7,612            8,231
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                           $256,460         $296,996
----------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                                                 5
----------------------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES:
Accounts payable                                                                                $  6,202         $  8,572
Accrued compensation                                                                10            14,216            9,656
Accrued profit-sharing retirement plan                                               9             1,351            2,482
Accrued income taxes                                                                 7                                461
Accrual for insurance claims                                                         1             5,879            4,489
Other payables and accrued liabilities                                                             4,298            2,980
----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                         31,946           28,640
----------------------------------------------------------------------------------------------------------------------------

OTHER LIABILITIES AND DEFERRED CREDITS:
Deferred income taxes                                                                7             7,300           19,243
Accrued postretirement health care costs                                             8             8,808            8,078
Accrual for insurance claims                                                         1             7,989            4,219
Supplemental retirement benefits                                                                   3,874            3,322
----------------------------------------------------------------------------------------------------------------------------

Total other liabilities and deferred credits                                                      27,971           34,862
----------------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY:                                                              6, 9
Common stock, $.83 1/3 par value (authorized: 75,000,000
  shares; issued and outstanding: 30,337,265 shares in 1995,
  30,433,407 shares in 1994)                                                                      25,281           25,361
Retained earnings                                                                                170,964          208,800
Net unrealized gain (loss) on marketable securities                                  4               298             (667)
----------------------------------------------------------------------------------------------------------------------------

Stockholders' equity                                                                             196,543          233,494
----------------------------------------------------------------------------------------------------------------------------

TOTAL                                                                                           $256,460         $296,996
----------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.



                                     [15]

STATEMENTS OF CONSOLIDATED INCOME AND
RETAINED EARNINGS

For the Fiscal Years Ended December 30, 1995, December 31, 1994 and December 25, 1993
(In thousands, except per share data)


                                                                              1995                 1994               1993
                                                               NOTES       (52 WEEKS)           (53 Weeks)         (52 Weeks)
-------------------------------------------------------------------------------------------------------------------------------
NET SALES AND OTHER OPERATING REVENUE                                        $477,468            $487,982           $472,786
-------------------------------------------------------------------------------------------------------------------------------
COST OF SALES AND OPERATING EXPENSES:
Cost of sales                                                    2            240,624             238,127            221,792
Selling and delivery                                                          187,857             183,164            179,332
General and administrative                                                     21,367              20,722             19,871
Contributions to employees' profit-sharing
  retirement plan                                                9              4,849               5,975              6,599
Loss from restructuring and impairment                         3, 10           35,897
-------------------------------------------------------------------------------------------------------------------------------
Total                                                                         490,594             447,988            427,594
-------------------------------------------------------------------------------------------------------------------------------
(LOSS) PROFIT FROM OPERATIONS                                                 (13,126)             39,994             45,192

OTHER INCOME, NET (INCLUDING INTEREST INCOME OF
  $2,036 IN 1995, $2,054 IN 1994,
  AND $2,965 IN 1993)                                                           3,026               4,333              5,515
-------------------------------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAXES                                             (10,100)             44,327             50,707
-------------------------------------------------------------------------------------------------------------------------------
INCOME TAXES:                                                    7
Current                                                                        13,477              18,092             18,970
Deferred (benefit)                                                            (16,638)               (749)               561
-------------------------------------------------------------------------------------------------------------------------------
Total                                                                          (3,161)             17,343             19,531
-------------------------------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF
   CHANGES IN ACCOUNTING PRINCIPLES                                            (6,939)             26,984             31,176
-------------------------------------------------------------------------------------------------------------------------------
Cumulative effect on prior years of changes in
  accounting principles for:
  Income taxes                                                   7                                                     3,538
  Postretirement health care costs                               8                                                    (3,916)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        (378)
-------------------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                                              (6,939)             26,984             30,798

RETAINED EARNINGS AT BEGINNING OF FISCAL YEAR                                 208,800             221,205            226,060
-------------------------------------------------------------------------------------------------------------------------------
         Total                                                                201,861             248,189            256,858

Cash dividends                                                                (29,183)            (29,583)           (29,980)
Retirement of common stock                                       6             (1,858)             (9,802)            (5,863)
Stock options exercised                                        6, 9               144                  (4)               190
-------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT END OF FISCAL YEAR                                      $170,964            $208,800           $221,205
-------------------------------------------------------------------------------------------------------------------------------
PER SHARE AMOUNTS:                                               1
  (Loss) income before cumulative effect
     of changes in accounting principles                                     $   (.23)           $    .88           $   1.00

  Cumulative effect on prior years of
     changes in accounting principles                                                                                   (.01)
                                                                             --------            --------           --------
  Net (loss) income                                                          $   (.23)           $    .88           $    .99
                                                                             ========            ========           ========
  Cash dividends                                                             $    .96            $    .96           $    .96
                                                                             ========            ========           ========
-------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                     [16]

STATEMENTS OF CONSOLIDATED CASH FLOWS

For the Fiscal Years Ended December 30, 1995, December 31, 1994 and December 25, 1993
(In thousands)


                                                                                1995               1994                 1993
                                                                             (52 WEEKS)         (53 Weeks)           (52 Weeks)
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net (loss) income                                                             $ (6,939)          $ 26,984              $ 30,798
Adjustments to reconcile net (loss) income to cash provided by operating activities:
     Depreciation                                                               24,626             24,544                24,747
     Impairment of fixed assets                                                 29,368
     Loss on sale of property                                                    1,505                397                   591
     Deferred income taxes                                                     (16,638)              (749)                  561
     Cumulative effect of changes in
       accounting principles                                                                                                378
     Other, net                                                                  3,089                750                 1,022
Changes in operating assets and liabilities:
     Decrease (increase) in accounts receivable                                    726             (1,249)               (1,187)
     (Increase) in refundable income taxes                                      (2,806)              (209)                  (48)
     Decrease (increase) in inventory                                            6,431             (5,279)               (1,542)
     Increase (decrease) in accounts payable                                    (2,370)             1,665                  (118)
     Increase (decrease) in accrued income taxes                                  (461)               323                  (691)
     Increase in other payables and accrued liabilities                         11,189                362                   862
---------------------------------------------------------------------------------------------------------------------------------

Net cash flow from operating activities                                         47,720             47,539                55,373
---------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Purchases of property:
     Vending machines                                                           (3,086)            (3,439)               (5,519)
     Other property                                                            (14,888)           (14,502)              (16,843)
Machinery deposits                                                              (2,010)             1,961                (1,839)
Proceeds from sale of property                                                   1,209              1,249                 1,896
Purchases of marketable securities                                              (9,156)           (25,849)              (30,862)
Maturities of marketable securities                                              3,274              8,161                20,455
Sales of marketable securities                                                   7,436             17,130                13,550
Other, net                                                                          99                249                (1,322)
---------------------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                          (17,122)           (15,040)              (20,484)
---------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Dividends paid                                                                 (29,183)           (29,583)              (29,980)
Purchases of common stock, net                                                  (1,794)           (10,280)               (5,904)
---------------------------------------------------------------------------------------------------------------------------------

Net cash used in financing activities                                          (30,977)           (39,863)              (35,884)
---------------------------------------------------------------------------------------------------------------------------------

DECREASE IN CASH AND CASH EQUIVALENTS                                             (379)            (7,364)                 (995)
CASH AND CASH EQUIVALENTS AT BEGINNING OF FISCAL YEAR                           12,964             20,328                21,323
---------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF FISCAL YEAR                               $ 12,585           $ 12,964              $ 20,328
---------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL INFORMATION:
Cash paid for income taxes                                                    $ 16,743           $ 17,978              $ 19,789
---------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.



                                     [17]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


PRINCIPLES OF CONSOLIDATION

The accompanying financial statements include in consolidation the accounts of Lance, Inc. and its wholly-owned subsidiaries (the Company). All material intercompany items have been eliminated. For purposes of comparability, certain 1993 and 1994 amounts shown in the accompanying consolidated financial statements have been reclassified to conform with the 1995 presentation.

OPERATIONS

The Company manufactures and purchases snack foods and bakery products which are sold and distributed through the Company's own sales organization to convenience stores, supermarkets, discount stores, restaurants, wholesale grocery distributors, and similar establishments, and also in schools, office buildings, manufacturing plants, and similar locations through the operation of Company vending machines. Sales are concentrated primarily in the Southeastern and Midwestern United States. The Company's policy is to recognize a sale at the time the product is delivered to the customer.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

CASH, MARKETABLE SECURITIES, ACCOUNTS AND
NOTES RECEIVABLE AND ACCOUNTS PAYABLE

The carrying amount of cash, accounts and notes receivable and accounts payable approximates fair value.

Marketable securities at December 30, 1995 are principally instruments of the U.S. government and its agencies, of state governments, and of municipalities. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities" effective at the beginning of fiscal 1994. Under SFAS 115, the Company classifies its debt and marketable equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. The Company does not have any securities classified as trading or held-to-maturity.

Under SFAS 115, available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

A decline in the market value of any marketable security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.


                                    [18]

INVENTORIES

Inventories are valued at the lower of cost or market; 79% of the cost of the inventories in 1995 and 77% in 1994 was determined using the last-in, first-out
(LIFO) method and the remainder was determined using the first-in, first-out
(FIFO) method.

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

Property is recorded at cost less accumulated depreciation with the exception of assets held for disposal which are recorded at fair value. Upon retirement or disposal of any item of property, the cost is removed from the property account and the accumulated depreciation applicable to such item is removed from accumulated depreciation. Major renewals and betterments are capitalized, maintenance and repairs are expensed as incurred, and gains and losses on dispositions are reflected in income.

EMPLOYMENT AGREEMENTS

The Company has entered into employment agreements, which include supplemental retirement benefits, with certain officers. Provision for these benefits, made over the period of employment of such officers, was $364,000 in 1995, $296,000 in 1994, and $488,000 in 1993.

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

POSTRETIREMENT HEALTH CARE COST

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


                                    [19]

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

Under SFAS 106, gains from curtailments are required to be recognized in the period which the curtailment occurs.

INSURANCE CLAIMS

The accrual for insurance claims represents the estimated liability outstanding on actual claims reported and an estimate of claims incurred but not yet reported.

During the year ended December 30, 1995, the Company modified its assumptions for future cost increases of incurred but unpaid workers' compensation, auto, general and product liability insurance claims. The result was a change in accounting estimate which increased insurance expense by $2,958,000 and reduced net income and net income per share by $1,923,000 and $.06 respectively, in 1995.

EARNINGS PER SHARE

Earnings per share amounts for the fiscal years ended December 30, 1995, December 31, 1994 and December 25, 1993 were computed based on 30,399,534; 30,774,472; and 31,236,274 weighted average shares of common stock outstanding, respectively. The dilutive effect of stock options is not material.

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

Previously, the Company capitalized all advertising costs and amortized them over a period of one to three years. The majority of the Company's advertising costs do not qualify as direct-response advertising. The Company has elected, under SOP 93-7, to expense non-qualifying costs as they are incurred. The effect of the change in accounting method increased advertising expense by $753,000 and reduced net income and net income per share by $490,000 and $.02 respectively, in 1994.

$353,000 of advertising costs were reported as an asset at December 31, 1994 and were fully amortized at December 30, 1995. This amount relates to costs capitalized under the previous accounting method, which continued to be amortized as allowed under SOP 93-7. Advertising expense was $4,209,000, $4,003,000 and $2,029,000 for the fiscal years 1995, 1994 and 1993, respectively.

USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.





                                    [20]

2. INVENTORIES

Inventories at December 30, 1995 and December 31, 1994 consisted of (in thousands):


                                                        1995         1994
--------------------------------------------------------------------------
Finished goods                                        $ 16,501    $ 16,979
Goods in process                                            21          11
Raw materials                                           15,350      19,679
Supplies, etc.                                           7,128       9,058
--------------------------------------------------------------------------

Total inventories at FIFO cost                          39,000      45,727
Less: Adjustment to reduce FIFO cost to LIFO cost       (6,479)     (6,775)
--------------------------------------------------------------------------

Total inventories                                     $ 32,521    $ 38,952
==========================================================================


3.   PROPERTY

Property at December 30, 1995 and December 31, 1994 consisted of (in thousands):

                                                        1995          1994
------------------------------------------------------------------------------
Land and land improvements                            $ 11,287      $ 12,235
Buildings                                               60,834        87,813
Machinery and equipment                                 99,346       128,598
Vending machines on location                            95,164        95,809
Trucks and automobiles                                  28,633        28,584
Furniture and fixtures                                   3,427         3,716
Assets held for disposal                                11,256
Construction in progress                                 1,834         5,461
------------------------------------------------------------------------------
Total                                                  311,781       362,216
Accumulated depreciation                              (185,125)     (196,826)
------------------------------------------------------------------------------
Property, net                                         $126,656      $165,390
------------------------------------------------------------------------------

During 1995, the Company determined that certain fixed assets at its Columbia, South Carolina and Greenville, Texas manufacturing facilities were impaired. The impairment was the result of a restructuring of the Company's operations (note 10) which included the closing of the Columbia facility and the manufacturing operations at the Greenville facility. Fair value of the impaired assets was determined through third-party appraisals.

The total amount of the impairment losses for the year ended December 30, 1995 was approximately $29,400,000. These losses are included as a component of restructuring and impairment expense in the accompanying statement of consolidated income and retained earnings. The impaired assets have a carrying value of approximately $11,256,000 at December 30, 1995 and are included in property as assets held for disposal. The expected disposal date of these assets is not presently determinable. The amounts the Company will ultimately realize through sale or abandonment of these assets held for disposal could differ materially in the near term from amounts assumed in arriving at the carrying value of these assets.


                                    [21]

4. MARKETABLE SECURITIES

At December 30, 1995 and December 31, 1994, the Company has classified all investments as available-for-sale.

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value of the available-for-sale securities by major security type at December 30, 1995 and December 31, 1994 were as follows (in thousands):




                                             Gross       Gross
                                           Unrealized  Unrealized
                                 Amortized  Holding     Holding
                                   Cost      Gains       Losses      Fair Value
-------------------------------------------------------------------------------
At December 30, 1995:
  U.S. government agencies         $ 5,975      $ 12       $  (5)    $ 5,982
  Municipal obligations             25,578       168         (44)     25,702
  Equity securities                     54       167                     221
-------------------------------------------------------------------------------
Total                              $31,607      $347       $ (49)    $31,905
-------------------------------------------------------------------------------
At December 31, 1994:
  U.S. government agencies         $ 5,519      $          $(247)    $ 5,272
  Municipal obligations             28,040                  (587)     27,453
  Equity securities                     54       167                     221
-------------------------------------------------------------------------------
Total                              $33,613      $167       $(834)    $32,946
===============================================================================


Maturities of investment securities classified as available-for-sale were as follows at December 30, 1995 (in thousands):


                                                         Amortized      Fair
                                                           Cost        Value
-------------------------------------------------------------------------------
Due within one year                                      $10,372      $10,440
Due after one year through five years                     21,181       21,244
Equity securities                                             54          221
-------------------------------------------------------------------------------
Total                                                    $31,607      $31,905
-------------------------------------------------------------------------------

Proceeds from sales of marketable securities were $7,436,000 and $17,130,000 in 1995 and 1994, respectively and related net realized losses included in income were $30,000 and $41,333 in 1995 and 1994, respectively. The net change in the unrealized gain (loss) on marketable securities classified as available-for-sale included as a component of equity was $965,000 and ($667,000) for the years ended December 30, 1995 and December 31, 1994, respectively.

5.   FINANCING AND COMMITMENTS

At December 30, 1995 the Company had an unsecured bank line of credit of $5,000,000 against which there have been no borrowings.

The Company and its subsidiaries lease certain facilities and equipment under contracts classified as operating leases. Commitments under leases with terms extending beyond one year are not material. Rental expense was $4,481,000 in 1995, $4,711,000 in 1994 and $4,608,000 in 1993.


                                    [22]

6. STOCKHOLDERS' EQUITY


Common stock outstanding at year-end was as follows:


                                                                     AMOUNT
                                                      SHARES     (in thousands)
-------------------------------------------------------------------------------
Common stock outstanding at December 26, 1992      31,278,758       $26,066
Exercise of stock options                              19,927            17
Retirement of common stock                           (297,500)         (248)
-------------------------------------------------------------------------------
Common stock outstanding at December 25, 1993      31,001,185        25,835
Exercise of stock options                               4,222             3
Retirement of common stock                           (572,000)         (477)
-------------------------------------------------------------------------------
Common stock outstanding at December 31, 1994      30,433,407        25,361
Exercise of stock options                              13,858            12
Retirement of common stock                           (110,000)          (92)
-------------------------------------------------------------------------------
Common stock outstanding at December 30, 1995      30,337,265       $25,281
===============================================================================

7.   INCOME TAXES

Effective at the beginning of fiscal 1993, the Company adopted SFAS 109, "Accounting for Income Taxes." The cumulative effect of the change in accounting for income taxes is $3,538,000 and is reported separately in the Company's statement of consolidated income and retained earnings for fiscal 1993.

Income tax (benefit) expense consists of the following (in thousands):


                                                   1995        1994        1993
-------------------------------------------------------------------------------
Current:
  Federal                                        $11,024      $14,545   $16,032
  State and local                                  2,453        3,547     2,938
-------------------------------------------------------------------------------
Total current                                     13,477       18,092    18,970
-------------------------------------------------------------------------------
Deferred:
  Federal                                        (14,644)        (584)      459
  State and local                                 (1,994)        (165)      102
-------------------------------------------------------------------------------
  Total deferred                                 (16,638)        (749)      561
-------------------------------------------------------------------------------
Total income tax (benefit) expense               $(3,161)     $17,343   $19,531
===============================================================================


A reconciliation of income taxes computed using the statutory rates to income tax (benefit) expense follows (in thousands):


                                                  1995        1994         1993
-------------------------------------------------------------------------------
Statutory income tax rate                             35%         35%        35%
Income taxes at statutory tax rate               $(3,535)    $15,515    $17,747
Increase (decrease) in taxes resulting from:
  State and local income taxes,
    net of federal income tax benefit                298       2,198      1,900
  Tax exempt interest                               (339)
  Miscellaneous items, net                           415        (370)      (116)
-------------------------------------------------------------------------------
Income tax (benefit) expense                     $(3,161)    $17,343    $19,531
-------------------------------------------------------------------------------

                                    [23]

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 30, 1995 and December 31, 1994 are presented below (in thousands):


                                                                                                    1995               1994
---------------------------------------------------------------------------------------------------------------------------
Net current deferred tax assets:

  Accounts receivable, principally due to allowance for doubtful accounts                        $    254          $    256
  Inventories, principally due to additional costs capitalized for tax
    purposes                                                                                        1,903             2,183
  Compensated absences, principally due to accrual for financial
    statement purposes                                                                              2,034             2,178
  Other payroll costs, principally due to accrual for financial
    statement purposes                                                                                116               106
  Insurance, principally due to accrual for financial statement purposes                            3,903             1,010
  Amounts deductible when paid for tax purposes, accrued for
    financial reporting purposes                                                                      379                34
  Restructuring charges, deductible when paid for tax purposes,
    accrued for financial statement purposes                                                        1,880
  Other                                                                                                25                33
---------------------------------------------------------------------------------------------------------------------------
Net current deferred tax assets                                                                  $ 10,494          $  5,800
===========================================================================================================================
Net noncurrent deferred tax liabilities:

  Deferred compensation, principally due to
    accrual for financial statement purposes                                                     $  1,527          $  1,303
  Accrued postretirement costs                                                                      3,466             3,165
  Net state operating loss carryforwards                                                              413             1,032
---------------------------------------------------------------------------------------------------------------------------
Total gross noncurrent deferred tax assets                                                          5,406             5,500
  Less valuation allowance                                                                           (413)             (998)
---------------------------------------------------------------------------------------------------------------------------
Total net noncurrent deferred tax assets                                                            4,993             4,502

  Plant and equipment, principally due to differences in depreciation,
    net of impairment                                                                             (12,020)          (23,713)
  Other                                                                                              (273)              (32)
---------------------------------------------------------------------------------------------------------------------------
Net noncurrent deferred tax liabilities                                                          $ (7,300)         $(19,243)
===========================================================================================================================



The net change in the total valuation allowance for the year ended December 30, 1995 was a decrease of $585,000 and for the year ended December 31, 1994 was an increase of $434,000. During 1995, the Company's overall effective state income tax rate decreased due principally to the corporate restructuring. Accordingly, the valuation allowance has been reduced to reflect the change in future value of certain state net operating loss carryforwards. Based on the Company's historical and current earnings, management believes it is more likely than not that the Company will realize the benefit of the deferred tax assets that are not covered by the valuation allowance.

At December 30, 1995, the Company has net operating loss carryforwards for state income tax purposes which are available to offset future state taxable income, if any. These net operating losses begin expiring in 2007.


                                    [24]

8. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides postretirement medical benefits for retirees and their spouses to age 65. Retirees pay contributions toward medical coverage based on the medical plan and coverage they select.

Effective at the beginning of fiscal 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cumulative effect of adopting SFAS 106 as of the beginning of fiscal 1993 was an increase in accrued postretirement health care costs of $6,309,000 and a decrease in net income of $3,916,000 ($.125 per share), which is reported separately in the Company's statement of consolidated income and retained earnings fiscal 1993.

The effect of adopting SFAS 106 on postretirement health care costs and on net income before the cumulative effect on prior years of changes in accounting principles for fiscal 1993 was an increase of $805,000 and a decrease of $495,000, respectively.

The Company's postretirement health care plan currently is not funded.

The following table presents the plan's accumulated postretirement benefit obligation reconciled with amounts recognized in the Company's consolidated balance sheet as of December 30, 1995 and December 31, 1994 (in thousands):


<Captiion>
                                                                       1995               1994
--------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                                         $   (845)             $  (715)
   Fully eligible active plan participants                            (1,538)              (1,211)
   Other active plan participants                                     (7,732)              (5,997)
---------------------------------------------------------------------------------------------------
     Total                                                           (10,115)              (7,923)

Net unrecognized loss (gain) from past experience
    different from that assumed                                        1,196                 (155)
    Unrecognized prior service cost                                      111
---------------------------------------------------------------------------------------------------
    Accrued postretirement health care costs                        $ (8,808)             $(8,078)

Net periodic postretirement benefit cost for the years ended December 30, 1995 and December 31, 1994 consisted of the following components (in thousands):
                                                                       1995               1994
---------------------------------------------------------------------------------------------------

Service cost - benefits attributed to service during the year         $  604              $   543
Interest cost on accumulated postretirement benefit obligation           619                  439
----------------------------------------------------------------------------------------------------
   Net periodic postretirement benefit cost                           $1,223              $   982
----------------------------------------------------------------------------------------------------

For measurement purposes, an 11.62% annual rate of increase in the per capital cost of covered health care benefits was assumed for 1995; the rate was assumed to decrease gradually to 5.5% at 2016 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 30, 1995 by $958,000 and the aggregate of the service and interest cost components of postretirement expense for the year ended December 30, 1995 by $142,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.00% at the beginning of the 1995 fiscal year and 7.0% at the end of the 1995 fiscal year and was 6.75% at the beginning of the 1994 fiscal year and 8.00% at the end of the 1994 fiscal year.

The Company has established a Voluntary Employees' Beneficiary Association
(VEBA) trust to fund both employee and retiree medical costs in future years. The trust is not legally restricted exclusively for retirees. The balance of the trust, $2,156,000 and $3,885,000 in 1995 and 1994, respectively, is included in other assets in the accompanying consolidated balance sheets.

                                       [25]

9.  EMPLOYEE BENEFIT PLANS

The Company has retirement plans covering substantially all of its employees. These plans are defined contribution plans providing for contributions based on income before income taxes, as defined. Contributions to the plans are funded as accrued.

The Company also has an employee stock purchase plan under which shares of common stock are purchased on the open market with employee and Company contributions. The plan provides for the Company to contribute an amount equal to 10% of the employees' contributions. A total of 800,000 shares of common stock has been registered under the Securities Act of 1933 for purchase under the plan. Company contributions amounted to $122,000 in 1995, $129,000 in 1994 and $127,000 in 1993.

In addition, the Company has incentive stock option plans under which 1,466,666 shares of common stock may be issued to key employees of the Company, as defined in the plans. The plans also authorize the grant of non-qualified stock options and stock appreciation rights to key employees. The plans require, among other things, that before the stock options and stock appreciation rights may be exercised, such key employees must remain in continuous employment of the Company not less than six months from the date of grant. Exercised stock options are accounted for through the issuance of previously retired stock. Options have been granted that generally become exercisable in three installments of six, eighteen and thirty months after date of grant. The option price, which equals the fair market value of the Company's common stock at the date of grant, ranges from $17.25 to $24.13 per share.

Activity under the plan for each of the years in the three-year period ended December 30, 1995 is as follows:



            Options                                 Stock                                                          Options
          Outstanding,                           Appreciation                          Range of                 Outstanding,
          Beginning of           Options            Rights            Options        Options Price    Options     End of the
Years       the Year             Granted           Exercised         Exercised          Exercised     Expired        Year
-----     -----------            -------         ------------        ---------        ------------    -------   ------------
1993        464,557                                                   (29,767)       $10.36 to 17.81               434,790
1994        434,790              85,900                               (13,047)        10.64 to 17.81               507,643
1995        507,643                                                   (25,086)             14.81       (8,300)     474,257
------------------------------------------------------------------------------------------------------------------------------


In 1995, the Company adopted a Nonqualified Stock Option Plan for Non-Employee Directors (the Director Plan). The Company has 100,000 shares of common stock which may be issued to non-employee directors under this plan. The Director Plan requires among other things that the options are not exercisable unless the optionee remains available to serve as a director of the Company until the first anniversary of the date of grant, except that the initial option shall be exercisable after six months. Options granted under the Director Plan shall expire ten years from the date of grant. There were 25,000 options granted during the year and outstanding at December 30, 1995. The option price, which equals the fair market value of the Company's stock at the date of grant, is $17.50.

There were 470,957 options exercisable under all stock option plans at December 30, 1995.


10. RESTRUCTURING

The Company announced on December 13, 1995 a restructuring of its operations designed to improve the Company's profitability and make it more competitive in the marketplace. The restructuring plan includes the closing of the Company's Columbia, South Carolina manufacturing plant and the manufacturing operations at its Greenville, Texas facility. This realignment in manufacturing capacity will result in workforce reductions of approximately 500 employees. Termination benefits, shut-down related items and other restructuring expenses were charged to restructing and impairment expense and total approximately $6,496,000 for the year ended December 30, 1995. Termination benefits accrued in accrued compensation total approximately $5,142,000 and other shut-down related items accrued in other payables total approximately $334,000 at December 30, 1995.


                                       [26]

11.  UNAUDITED INTERIM FINANCIAL INFORMATION

A summary of certain interim financial information follows (in thousands, except per share data):


                                                                                1995 Interim Period Ended
                                                               ----------------------------------------------------------
                                                               March 25        June 17       September 9        December 30
                                                             (12 Weeks)      (12 Weeks)      (12 Weeks)         (16 Weeks)
---------------------------------------------------------------------------------------------------------------------------
Net sales and other operating revenues                        $112,716        $114,249        $107,174           $143,329
---------------------------------------------------------------------------------------------------------------------------
Cost of sales                                                   54,980          56,522          53,808             75,314
----------------------------------------------------------------------------------------------------------------------------
Profit (loss) from operations                                    8,608           7,252           5,669            (34,655)
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                5,978           4,858           4,133            (21,908)
----------------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share                                 .20             .16             .14               (.72)
----------------------------------------------------------------------------------------------------------------------------

                                                                                1994 Interim Period Ended
                                                               ---------------------------------------------------------------

                                                              March 19        June 11       September 3        December 31
                                                             (12 Weeks)     (12 Weeks)       (12 Weeks)         (17 Weeks)
------------------------------------------------------------------------------------------------------------------------------
Net sales and other operating revenues                        $108,133        $117,541        $107,643           $154,665
-------------------------------------------------------------------------------------------------------------------------------
Cost of sales                                                   52,438          55,704          52,746             77,239
-------------------------------------------------------------------------------------------------------------------------------
Profit from operations                                           8,290          12,749           7,848             11,107
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                       5,791           8,446           5,433              7,314
--------------------------------------------------------------------------------------------------------------------------------
Net income per common share                                        .19             .27             .18                .24
---------------------------------------------------------------------------------------------------------------------------------


                                     [27]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
POSITION AND RESULTS OF OPERATIONS


Over the past five years, the snack food industry has changed considerably as a result of changing consumer demands, intense competition and over capacity. Lance has encountered increased competition from other manufacturers, many of which have pursued aggressive pricing and product development strategies. For several years the Company has experienced a continuing decline in net income. Sales have continued to be impacted by intense price competition resulting in no general sales price increase since the summer of 1989. While net sales and other operating revenue have increased only slightly during these years, operating costs have increased more rapidly, thus reducing operating margins.

In December 1995 the Company took the first step in a strategic plan designed to improve the Company's profitability and make it more competitive. This is part of a long-term strategy focused on strengthening and growing the core snack food business. The first step is to reduce costs through restructuring the Company's operations and includes closing the Vista Bakery plant in Columbia, South Carolina and eliminating manufacturing operations at the Greenville, Texas facility. These actions were completed on February 16, 1996 with production at these facilities being moved to existing Company facilities in Charlotte, North Carolina and Burlington, Iowa. The realignment of manufacturing facilities resulted in a work force reduction of approximately 500 employees.

Pretax write-downs and expense provisions related to the restructuring, impairment and other charges totaling $43 million were recorded in the fourth quarter of 1995. The $43 million was comprised of (in millions):

    -    Impairment of fixed assets ($29.4)
    -    Other restructuring charges, principally employee severance ($6.5)
    -    Write-down of inventory and packaging design costs ($2.7)
    -    Change in accounting estimate for insurance claims ($3.0)
    -    Other miscellaneous costs ($1.4)

Using the criteria of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company determined that the fixed assets at the Vista Bakery plant in Columbia and the fixed assets at the Greenville manufacturing facility, excluding vending machines, trucks and automobiles, were impaired. The pretax impairment losses for the year ended December 30, 1995 were $29.4 million. These losses are included as a component of restructuring and impairment loss in the consolidated financial statements.

As part of the restructuring effort, the Company also reevaluated its sales territories and its corporate structure to focus on more profitable markets and to minimize overhead costs. These efforts identified certain sales territories and certain corporate salaried positions which will be eliminated or consolidated. With the severance costs in Columbia and Greenville, these pretax expense provisions totaled $6.5 million and are included as a component of restructuring and impairment loss in the consolidated financial statements.

The Company has also reexamined product lines to focus on sales of higher margin products, resulting in the elimination of approximately 72 products (SKU's). Pretax write-downs of inventory and packaging design costs totaled $2.7 million.

During the year, the Company modified its assumptions for future cost increases in incurred but unpaid workers' compensation, auto, general and product liability insurance claims. The result was a change in accounting estimate which increased insurance expense by $2,958,000 and decreased net income and net income per share by $1,923,000 and $.06 respectively in 1995.


                                     [28]

Pretax charges for other miscellaneous costs totaled $1.4 million. These miscellaneous costs, the write-downs of inventory and packaging design costs and increases in self-insurance reserves, as described above, are not shown separately in the accompanying consolidated financial income statement, but are included in the appropriate expense classifications.

The restructuring and other efforts described above are expected to generate estimated annualized savings of approximately $10 million when fully implemented. However, the Company is still faced with intense price competition and other costs that must be reduced or eliminated. There are no immediate fixes and there can be no assurances that the Company can improve sales or profitability. Initially, sales and profits, when compared to 1995 periods, are likely to be lower. In addition, sales are likely to be lower in 1996.

RESULTS OF OPERATIONS, 1995 COMPARED TO 1994
Net sales and other operating revenue for 1995 (52 weeks) decreased by $10.5 million (2.2%) from 1994 (53 weeks) primarily as a result of 1994 having an additional week of sales as compared to 1995, reduced promotional activities during the fourth quarter of 1995 and decreased unit volume at Vista Bakery offset slightly by sales price increases on Vista Bakery products. Sales continued to be affected by intense price competition in most markets.

Cost of sales increased to $240.6 million in 1995 from $238.1 million in 1994. As a result, gross profit as a percentage of sales decreased to 49.6% in 1995 from 51.2% in 1994. The decrease in gross profit was principally a result of increased packaging material costs, increased insurance costs, the write-off of inventory and packaging design costs, and the continuing shift in composition of sales mix to lower margin products, including products purchased for resale and products sold to supermarket chains and discount stores.

Selling and delivery expenses in 1995 were $187.8 million or 39.3% of sales as compared to $183.2 million or 37.5% of sales in 1994. This increase in expenses was due primarily to higher insurance costs, higher subsidies paid to sales representatives in low volume territories, increased stales and additional marketing expenses associated with sponsoring the Lance Busch Grand National and Winston Cup race car. Total advertising costs were $4.2 million in 1995, an increase of $200,000 over 1994. These increases in selling and delivery expenses were offset somewhat by improvements in the distribution costs of Vista Bakery products.

General and administrative expenses were $21.4 million in 1995 as compared to $20.7 million in 1994 primarily due to higher insurance costs and higher supplemental retirements costs. As a percentage of sales, general and administrative expenses were 4.5% of sales in 1995 and 4.2% of sales in 1994. Profit sharing contributions were lower in 1995 due to decreased earnings.

Net income decreased $33.9 million ($1.11 per share) due primarily to losses on restructuring and impairment, a change in the estimate for unpaid and incurred but not reported insurance claims and for unfavorable claims experience in 1995, write-offs of inventory and packaging design costs and a decrease in sales volume.

RESULTS OF OPERATIONS, 1994 COMPARED TO 1993
Net sales and other operating revenue for 1994 (53 weeks) increased $15.2 million (3.2%) from 1993 (52 weeks) due primarily to increased unit volume from the Vista Bakery plants and as a result of the additional week of sales during 1994 as compared to 1993. Sales continued to be affected by intense price competition in most markets. To meet this competition additional marketing activities were utilized. Also, bad weather in the first quarter of 1994 had a detrimental impact on sales.

Cost of sales increased to $238.1 million in 1994 from $221.8 million in 1993. As a result, gross profit as a percentage of sales decreased to 51.2% in 1994 from 53.1% in 1993. The decrease in gross profit was principally a result of increased raw material costs, particularly peanuts and cooking oils, the shift in composition of sales mix to lower margin products, including products purchased for resale and products sold to supermarket chains and discount stores, and higher production costs at the Vista Bakery plants.


                                     [29]

Selling and delivery expenses in 1994 were $183.2 million or 37.5% of sales as compared to $179.3 million or 37.9% of sales in 1993. This increase in expenses was due primarily to increased sales, increased marketing expenses in response to intense price competition and increased delivery costs. Marketing strategies included increased television and radio advertising as well as sponsoring a Lance Busch Grand National and Winston Cup race car. Total advertising costs were $4 million, an increase of $2 million over 1993. The Company changed its accounting method for advertising costs in 1994 to comply with the American Institute of Certified Public Accountants' (AICPA), Statement of Position 93-7, "Reporting on Advertising Costs" which caused advertising costs to increase by $753,000 from 1993. These increases in selling and delivery expenses were offset somewhat by restructuring certain sales territories and by lower insurance costs.

General and administrative expenses were $20.7 million in 1994 as compared to $19.9 million in 1993 primarily due to the additional week in fiscal 1994. As a percentage of sales, general and administrative expenses were 4.2% of sales in both years. Profit sharing contributions were lower in 1994 due to decreased earnings.

Sales of products produced at the Vista Bakery plants continued to increase. While prices were increased at Vista Bakery during the fourth quarter of 1994, the impact on 1994 sales and net income was not material. Consolidated operating results of the Vista Bakery plants declined due to higher operating expenses, especially production, selling and delivery expenses. The Burlington, Iowa operating results were impacted by increased manufacturing costs and increased warehousing costs. Inefficiencies, over capacity and high overhead continued to negatively impact the Columbia, South Carolina operations. The principal component of increased delivery expenses was that the additional sales were primarily in the Midwestern United States and the products were manufactured at the Columbia, South Carolina plant and shipped to Burlington, Iowa for distribution. During 1994 and early 1995, changes were made in the Vista Bakery operations to improve production efficiencies.

Net income decreased by $3.8 million ($.11 per share) due primarily to a shift in sales mix to lower margin products, higher operating costs at the Vista Bakery plants, increased raw material costs, increased marketing expenses and lower interest income. This was offset somewhat by restructuring certain sales territories and lower insurance costs. Net income for 1993 was affected by the cumulative effect on prior years of changes in accounting principles for income taxes and retiree health care benefits.

IMPACT OF INFLATION AND CHANGING PRICES
Over the years, the Company has had a policy of expansion, replacement and renovation of its equipment and buildings on a continuing rather than on a catch up basis. This policy has served to reduce the impact of inflation.

As a result of increasing costs, the Company has increased the wholesale price of its snack foods substantially since 1978. Retail prices of most snack items have risen from $.20 in 1978 to $.39 in 1995. However, prices in the last six years have remained relatively flat.

The Company believes it is in position to contend with the effect of further inflation through pricing, improved manufacturing methods and changes in marketing strategy.


                                     [30]

FINANCIAL POSITION
The Company continues to maintain a strong position of liquidity and has the financial strength to meet its regular operating needs, capital investment program, cash dividend payments and stock repurchases through cash flow from current operations and investments. The Company's conservative investment strategy of investing in bank paper and government securities continues to provide the financial stability and the ready cash needed to meet the Company's operating, capital and other requirements. At the end of 1995, working capital of $90.2 million included $44.5 million in cash and marketable securities, reflecting a decrease of $4.5 million in working capital and $1.4 million in cash and marketable securities compared to 1994. The net decrease in working capital was primarily attributable to the decrease in inventories of $6.4 million, the increase in accrued compensation of $4.6 million, offset by the increase in the current deferred income tax benefit of $4.7 million. The decrease in inventories is primarily due to the decrease in raw materials, principally peanuts, and to the write off of obsolete packaging and supplies inventory. Deposits increased because of deposits associated with the van lease program and deposits associated with automation of the saltine production line. Accounts payable at the end of 1994 was high because of increased peanut purchases. Accrued compensation increased as a result of employee severance associated with the closing of the Greenville, Texas manufacturing operations and the Vista Bakery facility in Columbia, South Carolina and the elimination of certain corporate salaried positions. The accrual for unpaid and incurred but not reported insurance claims increased as a result of the change in estimate described above and as a result of less favorable medical claims experience in 1995. The noncurrent deferred income tax liability decreased because of substantial noncurrent deferred tax assets that were generated as a result of the restructuring and fixed asset impairment charges. The established bank line of credit of $5 million remained unused during 1995 and there are no current plans for its use.

During 1995, the Company spent $20 million for capital improvements, paid $29.2 million in cash dividends and spent $1.8 million to repurchase 110,000 shares of Company stock. Over the last three years total capital investments have amounted to $60.2 million, a period in which depreciation has exceeded capital expenditures by $13.8 million.

The Company's capital investment program is devoted to expansion and renovation of facilities and modernization of machinery and equipment. Of the $20 million spent for capital improvements during 1995, $3.1 million was spent for vending machines, $10.5 million for machinery and equipment and $6.4 million for vehicles, principally delivery vans.

At the end of fiscal 1995, commitments for capital expenditures, including machinery and equipment and further expansion and renovation of facilities, totaled approximately $7.4 million, with an additional $14 million in capital expenditures planned for 1996.


                                     [31]

FIVE YEAR SUMMARY

Consolidated Financial Highlights
For the Five Fiscal Years Ended December 30, 1995
(In Thousands, except per share data)


                                                                1995          1994          1993            1992            1991
                                                             (52 WEEKS)    (53 Weeks)    (52 Weeks)      (52 Weeks)      (52 Weeks)
------------------------------------------------------------------------------------------------------------------------------------
RESULT OF OPERATIONS:
Net sales and other operating revenue                        $477,468       $487,982     $472,786        $461,449       $449,861
(Loss) profit from operations                                 (13,126)        39,994       45,192          54,366         50,990
(Loss) income before income taxes                             (10,100)        44,327       50,707          60,162         58,673
Income taxes (benefit)                                         (3,161)        17,343       19,531          21,018         20,961
Net (loss) income                                              (6,939)        26,984       30,798          39,144         37,712
AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING                                         30,400         30,774       31,236          31,299         31,268
PER SHARE OF COMMON STOCK:
(Loss) profit from operations                                $   (.43)      $   1.30     $   1.45        $   1.74       $   1.63
Net (loss) income                                                (.23)           .88          .99            1.25           1.21
Cash dividends                                                    .96            .96          .96             .92            .88
FINANCIAL STATUS AT YEAR-END:
Total assets                                                 $256,460       $296,996     $308,474        $313,446       $300,290


MARKET AND DIVIDEND INFORMATION

The Company had 5,041 stockholders of record as of February 20, 1996.

The $.83 1/3 par value Common Stock of Lance Inc. is traded in the over-the-counter market under the symbol LNCE and transactions in the Common Stock are reported on the NASDAQ National Market System. The following table sets forth the high and low sales prices and dividends paid during the interim periods in fiscal years 1994 and 1995.



1994 INTERIM                                  HIGH        LOW     DIVIDENDS
 PERIODS                                     PRICE       PRICE      PAID
 -------                                     -----       -----    ---------
First . . . . . . . . . . . . . . . . . .    $22 3/4    $18 3/4      24c.
Second. . . . . . . . . . . . . . . . . .     20 1/2     16 3/4      24
Third . . . . . . . . . . . . . . . . . .     20 1/2     16 3/4      24
Fourth. . . . . . . . . . . . . . . . . .     18 7/8     16 1/4      24


1995 INTERIM                                  HIGH        LOW      DIVIDENDS
 PERIODS                                     PRICE       PRICE      PAID
 -------                                     -----       -----      ----
First . . . . . . . . . . . . . . . . . .    $18 1/2    $16 1/4      24c.
Second. . . . . . . . . . . . . . . . . .     20         16 1/2      24
Third . . . . . . . . . . . . . . . . . .     19 1/2     17 1/4      24
Fourth. . . . . . . . . . . . . . . . . .     18 1/8     15 3/4      24


                                     [32]