Form 10-K, Exhibit 13
period 1996-12-28
LANCE INC
filed 1997-03-27
CIK 57528

                                                                     EXHIBIT 13

                       [KPMG PEAT MARWICK LLP LETTERHEAD]

           Suite 2800
           Two First Union Center
           Charlotte, NC 28282-8290

INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Lance, Inc.:

We have audited the accompanying consolidated balance sheets of Lance, Inc. and subsidiaries as of December 28, 1996 and December 30, 1995 and the related statements of consolidated income and retained earnings and consolidated cash flows for each of the fiscal years in the three-year period ended December 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lance, Inc. and its subsidiaries as of December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 28, 1996 in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 3 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," during the fiscal year ended December 30, 1995.

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



February 18, 1997                                          /s/
                                                           KPMG PEAT MARWICK LLP

CONSOLIDATED BALANCE SHEETS

December 28, 1996 and December 30, 1995
(In thousands, except share data)


ASSETS                                                                   NOTES             1996            1995
-----------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                                                                $32,272          $12,585
Marketable securities                                                     4               25,482           31,909
Accounts receivable (less allowance for doubtful accounts
    of $867 in 1996 and $727 in 1995, respectively)                                       29,542           28,585
Inventories                                                               2               22,175           32,521
Accrued interest receivable                                                                  468              493
Refundable income taxes                                                                    4,765            4,765
Deferred income tax benefit                                               7                7,099            7,327
-----------------------------------------------------------------------------------------------------------------
Total current assets                                                                     117,038          118,185
-----------------------------------------------------------------------------------------------------------------
PROPERTY, NET                                                             3              124,124          126,656
-----------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
Deposits                                                                                   2,069            2,345
Notes receivable, prepayments, etc.                                                        3,974            4,159
-----------------------------------------------------------------------------------------------------------------
Total other assets                                                                         6,043            6,504
-----------------------------------------------------------------------------------------------------------------
TOTAL                                                                                   $247,205         $251,345
-----------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                                      5
-----------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Accounts payable                                                                          $7,050           $6,432
Accrued compensation                                                     10               14,636           14,218
Accrued profit-sharing retirement plan                                    9                4,543            1,351
Accrued income taxes                                                      7                  129
Accrual for insurance claims                                              1                3,899            4,302
Other payables and accrued liabilities                                                     5,491            4,564
-----------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                 35,748           30,867
-----------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES AND DEFERRED CREDITS:
Deferred income taxes                                                     7                6,553            4,133
Accrued postretirement health care costs                                  8               10,034            8,808
Accrual for insurance claims                                              1                6,458            7,120
Supplemental retirement benefits                                                           3,550            3,874
-----------------------------------------------------------------------------------------------------------------
Total other liabilities and deferred credits                                              26,595           23,935
-----------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:                                                   6,9
Common stock, $.83 1/3 par value (authorized: 75,000,000
    shares; issued and outstanding: 29,888,265 shares in 1996,
    30,337,265 shares in 1995)                                                            24,907           25,281
Retained earnings                                                                        159,700          170,964
Net unrealized gain on marketable securities                              4                  255              298
-----------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                               184,862          196,543
-----------------------------------------------------------------------------------------------------------------
TOTAL                                                                                   $247,205         $251,345
-----------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED INCOME AND
RETAINED EARNINGS

For the Fiscal Years Ended December 28, 1996, December 30, 1995 and December 31, 1994
(In thousands, except per share data)

                                                                      1996              1995              1994
                                                       NOTES       (52 WEEKS)        (52 Weeks)        (53 Weeks)
-----------------------------------------------------------------------------------------------------------------
NET SALES AND OTHER OPERATING REVENUE                             $   474,872        $  477,468        $ 487,982
-----------------------------------------------------------------------------------------------------------------
COST OF SALES AND OPERATING EXPENSES:
Cost of sales                                            2            232,715           240,624          238,127
Selling and delivery                                                  179,637           187,857          183,164
General and administrative                                             24,507            21,367           20,722
Provisions for employees' profit-sharing
    retirement plan                                      9              4,477             4,849            5,975
Loss from restructuring and impairment                 3, 10                             35,897
-----------------------------------------------------------------------------------------------------------------
Total                                                                 441,336           490,594          447,988
-----------------------------------------------------------------------------------------------------------------
PROFIT (LOSS) FROM OPERATIONS                                          33,536           (13,126)          39,994

OTHER INCOME, NET (INCLUDING INTEREST INCOME OF
    $2,221 IN 1996, $2,036 IN 1995,
    and $2,054 in 1994)                                                 7,244             3,026            4,333
-----------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                      40,780           (10,100)          44,327
-----------------------------------------------------------------------------------------------------------------
INCOME TAX EXPENSE (BENEFIT):                            7
Current                                                                13,703            13,477           18,092
Deferred                                                                2,485           (16,638)            (749)
-----------------------------------------------------------------------------------------------------------------
Total                                                                  16,188            (3,161)          17,343
-----------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                      24,592            (6,939)          26,984


RETAINED EARNINGS AT BEGINNING OF FISCAL YEAR                         170,964           208,800          221,205
-----------------------------------------------------------------------------------------------------------------
Total                                                                 195,556           201,861          248,189
-----------------------------------------------------------------------------------------------------------------
Cash dividends                                                        (28,879)          (29,183)         (29,583)
Retirement of common stock                               6             (6,977)           (1,858)          (9,802)
Stock options exercised                                6, 9                                 144               (4)
-----------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT END OF FISCAL YEAR                           $   159,700       $   170,964       $  208,800
-----------------------------------------------------------------------------------------------------------------

PER SHARE AMOUNTS:                                       1
    Net income (loss)                                             $      0.82       $     (0.23)      $     0.88
                                                                         ====            ======             ====
    Cash dividends                                                $      0.96       $      0.96       $     0.96
                                                                         ====            ======             ====
-----------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

For the Fiscal Years Ended December 28, 1996, December 30, 1995 and December 31, 1994
(In thousands)

                                                                                  1996         1995        1994
                                                                                (52 WEEKS)  (52 Weeks)   (53 Weeks)
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income (loss)                                                                $24,592      $(6,939)    $26,984
Adjustments to reconcile net income (loss) to cash provided
  by operating activities:
    Depreciation                                                                  20,295       24,626      24,544
    Impairment of fixed assets                                                                 29,368
    (Gain) loss on sale of property                                               (1,953)       1,505         397
    Deferred income taxes                                                          2,485      (16,637)       (749)
    Other, net                                                                        32        4,387         750
Changes in operating assets and liabilities:
    (Increase) decrease in accounts receivable                                      (932)       1,676      (1,249)
    Decrease (increase) in refundable income taxes                                 4,765       (2,806)       (209)
    Decrease (increase) in inventory                                              10,346        6,431      (5,279)
    Increase (decrease) in accounts payable                                          618       (2,140)      1,665
    Increase (decrease) in accrued income taxes                                      129         (461)        323
    Increase in other payables and accrued liabilities                             4,374        9,011         362
------------------------------------------------------------------------------------------------------------------
Net cash flow from operating activities                                           64,751       48,021      47,539
------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Purchases of property and equipment                                              (19,499)     (17,974)    (17,941)
Machinery deposits                                                                   276       (2,010)      1,961
Proceeds from sale of property                                                     3,689        1,209       1,249
Purchases of marketable securities                                               (10,276)      (9,156)    (25,849)
Maturities of marketable securities                                               11,917        3,274       8,161
Sales of marketable securities                                                     4,747        7,436      17,130
Other, net                                                                           312         (202)        249
------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                             (8,834)     (17,423)    (15,040)
------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Dividends paid                                                                   (28,879)     (29,183)    (29,583)
Purchases of common stock, net                                                    (7,351)      (1,794)    (10,280)
------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                            (36,230)     (30,977)    (39,863)
------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  19,687         (379)     (7,364)
CASH AND CASH EQUIVALENTS AT BEGINNING OF FISCAL YEAR                             12,585       12,964      20,328
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF FISCAL YEAR                                  $32,272      $12,585     $12,964
------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION:
Cash paid for income taxes                                                       $10,829      $16,743     $17,978
------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying financial statements include in consolidation the accounts of Lance, Inc. and its wholly-owned subsidiaries (the Company). All material intercompany items have been eliminated. For purposes of comparability, certain 1995 and 1994 amounts shown in the accompanying consolidated financial statements have been reclassified to conform with the 1996 presentation.

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

CASH, MARKETABLE SECURITIES, ACCOUNTS AND
NOTES RECEIVABLE AND ACCOUNTS PAYABLE

The carrying amount of cash, accounts and notes receivable and accounts payable approximate fair value.

Marketable securities at December 28, 1996 are principally instruments of the U.S. government and its agencies, of state governments, and of municipalities. Debt and marketable equity securities are classified in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. The Company did not have any securities classified as trading or held-to-maturity at December 28, 1996 and December 30, 1995.

Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

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

INVENTORIES

Inventories are valued at the lower of cost or market; 77% of the cost of the inventories in 1996 and 79% in 1995 was determined using the last-in, first-out
(LIFO) method and the remainder was determined using the first-in, first-out
(FIFO) method.

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

Property is recorded at cost less accumulated depreciation with the exception of assets held for disposal which are recorded at their estimated fair value. Upon retirement or disposal of any item of property, the cost is removed from the property account and the accumulated depreciation applicable to such item is removed from accumulated depreciation. Major renewals and betterments are capitalized, maintenance and repairs are expensed as incurred, and gains and losses on dispositions are reflected in income.

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," during the fiscal year ended December 30, 1995. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

EMPLOYMENT AGREEMENTS

The Company has entered into employment agreements, which include supplemental retirement benefits, with certain officers. Provision for these benefits, made over the period of employment of such officers, was $278,000 in 1996, $364,000 in 1995, and $296,000 in 1994.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses futures contracts to hedge the effects of fluctuations in the price of flour. These transactions meet the requirements for hedge accounting, including designation to specific inventory amounts and probable future purchases, and high correlation. Gains or losses on futures contracts are recognized in the measurement of the transaction being hedged. The amount of futures contracts and related gains and losses outstanding at December 28, 1996 and December 30, 1995 was not material.

INCOME TAXES

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

POSTRETIREMENT PLAN

The Company has a defined benefit health care plan for substantially all retirees and employees. The Company measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees perform the services necessary to earn the postretirement benefits.

EARNINGS PER SHARE

Earnings per share amounts for the fiscal years ended December 28, 1996, December 30, 1995 and December 31, 1994 were computed based on 30,075,166; 30,399,534; and 30,774,472 weighted average shares of common stock outstanding, respectively. The dilutive effect of stock options is not material.

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

Advertising expense was $6,382,000, $6,577,000 and $4,646,000 for the fiscal years 1996, 1995 and 1994, respectively.

STOCK OPTION PLAN

Prior to December 31, 1995, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On December 31, 1995, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2.   INVENTORIES

Inventories at December 28, 1996 and December 30, 1995 consisted of (in thousands):

                                                                                        1996            1995
---------------------------------------------------------------------------------------------------------------
Finished goods                                                                         $14,600         $16,501
Goods in process                                                                            52              21
Raw materials                                                                            6,784          15,350
Supplies, etc.                                                                           6,926           7,128
--------------------------------------------------------------------------------------------------------------
Total inventories at FIFO cost                                                          28,362          39,000
Less: Adjustment to reduce FIFO cost to LIFO cost                                       (6,187)         (6,479)
--------------------------------------------------------------------------------------------------------------
Total inventories                                                                      $22,175         $32,521
--------------------------------------------------------------------------------------------------------------

3.   PROPERTY

Property at December 28, 1996 and December 30, 1995 consisted of (in thousands):
                                                                                        1996            1995
--------------------------------------------------------------------------------------------------------------
Land and land improvements                                                             $11,312         $11,287
Buildings                                                                               60,905          60,834
Machinery and equipment                                                                 98,735          99,346
Vending machines on location                                                            83,981          95,164
Trucks and automobiles                                                                  28,101          28,633
Furniture and fixtures                                                                   3,409           3,427
Assets held for disposal                                                                10,425          11,256
Construction in progress                                                                 7,185           1,834
--------------------------------------------------------------------------------------------------------------
Total                                                                                  304,053         311,781
Accumulated depreciation                                                              (179,929)       (185,125)
--------------------------------------------------------------------------------------------------------------
Property, net                                                                         $124,124        $126,656
--------------------------------------------------------------------------------------------------------------

During 1995, the Company determined that certain fixed assets at its Columbia, South Carolina and Greenville, Texas manufacturing facilities were impaired. The impairment was the result of a restructuring of the Company's operations (note 10) which included the closing of the Columbia and Greenville facilities. Fair value of the impaired assets was determined through third-party appraisals.

The total amount of the impairment losses for the year ended December 30, 1995 was $29,368,000. These losses are included as a component of restructuring and impairment expense in the accompanying 1995 statement of consolidated income and retained earnings. During 1996, the Company sold impaired assets with a carrying value of $260,000 which resulted in a gain of approximately $957,000. The remaining impaired assets have a carrying value of approximately $10,425,000 and $11,256,000 at December 28, 1996 and December 30, 1995 and are
included in property as assets held for disposal. Subsequent to December 28, 1996 the Company entered into a contract to sell the Columbia facility for approximately $6,400,000, which exceeds the carrying value of the assets. The expected disposal date of the remaining assets is not presently determinable. The amounts the Company will ultimately realize through sale or abandonment of these assets held for disposal could differ materially in the near term from amounts assumed in arriving at the carrying value of these assets.

4.   MARKETABLE SECURITIES

At December 28, 1996 and December 30, 1995, the Company has classified all investments as available-for-sale.

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value of the available-for- sale securities by major security type at December 28, 1996 and December 30, 1995 were as follows (in thousands):

                                                                      Gross          Gross
                                                                   Unrealized      Unrealized
                                                     Amortized       Holding        Holding
                                                        Cost          Gains          Losses       Fair Value
---------------------------------------------------------------------------------------------------------------
At December 28, 1996:
      U.S. government agencies                        $  6,981        $  11           $ (11)       $  6,981
      Municipal obligations                             18,023           84              (9)         18,098
      Equity securities                                     58          349              (4)            403
---------------------------------------------------------------------------------------------------------------
Total                                                 $ 25,062        $ 444           $ (24)       $ 25,482
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
At December 30, 1995:
      U.S. government agencies                        $  5,975        $  12           $  (5)       $  5,982
      Municipal obligations                             25,578          168             (44)         25,702
      Equity securities                                     58          167                             225
---------------------------------------------------------------------------------------------------------------
Total                                                 $ 31,611        $ 347           $ (49)       $ 31,909
---------------------------------------------------------------------------------------------------------------

Maturities of investment securities classified as available-for-sale were as follows at December 28, 1996 (in thousands):

                                                                                   Amortized         Fair
                                                                                      Cost           Value
---------------------------------------------------------------------------------------------------------------
      Due within one year                                                           $ 8,482         $ 8,484
      Due after one year through five years                                          16,522          16,595
      Equity securities                                                                  58             403
---------------------------------------------------------------------------------------------------------------
Total                                                                               $25,062         $25,482
---------------------------------------------------------------------------------------------------------------

Proceeds from sales of marketable securities were $4,747,000 and $7,436,000 in 1996 and 1995, respectively and related net realized gains (losses) included in income were $61,000 and ($30,000) in 1996 and 1995, respectively. The net change in the unrealized gain on marketable securities classified as available-for-sale included as a component of equity was a (decrease) increase of ($43,000) and $965,000 for the years ended December 28, 1996 and December 30, 1995 respectively.

5.   COMMITMENTS AND CONTINGENCIES

At December 28, 1996 the Company had an unsecured bank line of credit of $5,000,000 against which there have been no borrowings.

The Company and its subsidiaries lease certain facilities and equipment under contracts classified as operating leases. Commitments under leases with terms extending beyond one year are not material. Rental expense was $4,426,000 in 1996, $4,481,000 in 1995 and $4,711,000 in 1994.

The Company and its subsidiaries have sundry claims and other lawsuits pending against them and also have certain guarantees which were made in the ordinary course of business. It is not possible to determine with any certainty the ultimate liability, if any, of the Company in any of these matters, but in the opinion of management, their outcome should have no material adverse effect upon the financial condition of the Company.

6.   STOCKHOLDERS' EQUITY

Common stock outstanding at year-end was as follows:

                                                                                                  PAR VALUE
                                                                                   SHARES     (IN THOUSANDS)
---------------------------------------------------------------------------------------------------------------
Common stock outstanding at December 25, 1993                                     31,001,185          $25,835
Exercise of stock options                                                              4,222                3
Retirement of common stock                                                          (572,000)            (477)
--------------------------------------------------------------------------------------------------------------
Common stock outstanding at December 31, 1994                                     30,433,407           25,361
Exercise of stock options                                                             13,858               12
Retirement of common stock                                                          (110,000)             (92)
--------------------------------------------------------------------------------------------------------------
Common stock outstanding at December 30, 1995                                     30,337,265           25,281
Exercise of stock options
Retirement of common stock                                                          (449,000)            (374)
--------------------------------------------------------------------------------------------------------------
Common stock outstanding at December 28, 1996                                     29,888,265          $24,907
--------------------------------------------------------------------------------------------------------------

7.   INCOME TAXES

Income tax expense (benefit) consists of the following (in thousands):

                                                                  1996                 1995            1994
---------------------------------------------------------------------------------------------------------------
Current:
    Federal                                                      $11,133             $11,024          $14,545
    State and local                                                2,570               2,453            3,547
--------------------------------------------------------------------------------------------------------------
Total current                                                     13,703              13,477           18,092
--------------------------------------------------------------------------------------------------------------
Deferred:
    Federal                                                        2,162             (14,644)            (584)
    State and local                                                  323              (1,994)            (165)
--------------------------------------------------------------------------------------------------------------
Total deferred                                                     2,485             (16,638)            (749)
--------------------------------------------------------------------------------------------------------------
Total income tax expense (benefit)                               $16,188             $(3,161)         $17,343
--------------------------------------------------------------------------------------------------------------

A reconciliation of income taxes computed using the statutory rates to income tax (benefit) expense follows (in thousands):

                                                                  1996                 1995            1994
---------------------------------------------------------------------------------------------------------------
Statutory income tax rate                                            35%                  35%              35%
Income taxes at statutory tax rate                               $14,273            $ (3,535)         $15,515
Increase (decrease) in taxes resulting from:
    State and local income taxes,
      net of federal income tax benefit                            1,945                 298            2,198
    Tax exempt interest                                             (373)               (339)
    Miscellaneous items, net                                         343                 415             (370)
--------------------------------------------------------------------------------------------------------------
Income tax (benefit) expense                                     $16,188            $ (3,161)         $17,343
--------------------------------------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 28, 1996 and December 30, 1995 are presented below (in thousands):

                                                                                         1996          1995
---------------------------------------------------------------------------------------------------------------
Deferred tax assets:
      Accrued postretirement costs                                                  $   3,948     $   3,466
      Insurance, principally due to accrual for financial statement
         purposes                                                                       3,314         3,903
      Compensated absences, principally due to accrual for financial
         statement purposes                                                             2,257         2,034
      Deferred compensation, principally due to
         accrual for financial statement purposes                                       1,399         1,527
      Amounts deductible when paid for tax purposes, accrued for
         financial reporting purposes                                                   1,297           379
      Inventories, principally due to additional costs capitalized for tax
         purposes                                                                       1,194         1,903
      Net state operating loss carryforwards                                              670           676
      Accounts receivable, principally due to allowance for
         doubtful accounts                                                                306           254
      Restructuring charges, deductible when paid for tax purposes,
         accrued for financial statement purposes                                         292         1,880
      Other payroll costs, principally due to accrual for financial
         statement purposes                                                               112           116
      Other                                                                                              25
-----------------------------------------------------------------------------------------------------------
Total gross deferred tax assets                                                        14,789        16,163

Less valuation allowance                                                                 (670)         (676)
-----------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                                14,119        15,487

Deferred tax liabilities:
      Plant and equipment, principally due to differences in
         depreciation, net of impairment                                              (13,411)      (12,020)
      Other                                                                              (162)         (273)
-----------------------------------------------------------------------------------------------------------
Total gross deferred tax liabilities                                                  (13,573)      (12,293)
-----------------------------------------------------------------------------------------------------------
Total net deferred tax assets                                                      $      546     $   3,194
-----------------------------------------------------------------------------------------------------------

The net deferred tax assets at December 28, 1996 and December 30, 1995 are shown on the accompanying financial statements as follows:

                                                                                         1996          1995
---------------------------------------------------------------------------------------------------------------
Current deferred tax assets                                                           $ 7,099       $ 7,327
Noncurrent deferred tax liabilities                                                    (6,553)       (4,133)
---------------------------------------------------------------------------------------------------------------
Total net deferred tax assets                                                        $    546       $ 3,194
---------------------------------------------------------------------------------------------------------------

The decrease in the total valuation allowance for the years ended December 28, 1996 and December 30, 1995 was $6,000 and $8,000, respectively. These decreases represent the net utilization of the net state operating loss carryforwards in 1996 and 1995. Based on the Company's historical and current earnings, management believes it is more likely than not that the Company will realize the benefit of the remaining deferred tax assets that are not covered by the valuation allowance.

At December 28, 1996, the Company has net operating loss carryforwards for state income tax purposes which are available to offset future state taxable income, if any. These net operating losses begin expiring in 2007.

8.   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides postretirement medical benefits for retirees and their spouses to age 65. Retirees pay contributions toward medical coverage based on the medical plan and coverage they select. The Company's postretirement health care plan currently is not funded.

The following table presents the plan's accumulated postretirement benefit obligation reconciled with amounts recognized in the Company's consolidated balance sheet as of December 28, 1996 and December 30, 1995 (in thousands):

                                                                                   1996              1995
-----------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
      Retirees                                                                 $ (1,424)           $   (845)
      Fully eligible active plan participants                                    (1,508)             (1,538)
      Other active plan participants                                             (8,229)             (7,732)
-----------------------------------------------------------------------------------------------------------
Total                                                                           (11,161)            (10,115)

Net unrecognized loss from past experience
   different from that assumed                                                    1,024               1,196
Unrecognized prior service cost                                                     103                 111
-----------------------------------------------------------------------------------------------------------
Accrued postretirement health care costs                                       $(10,034)           $ (8,808)
-----------------------------------------------------------------------------------------------------------

Net periodic postretirement benefit cost for the years ended December 28, 1996 and December 30, 1995 consisted of the following components (in thousands):


                                                                                   1996              1995
-----------------------------------------------------------------------------------------------------------
Service cost - benefits attributed to service during the year                   $   714             $   604
Interest cost on accumulated postretirement benefit obligation                      647                 619
Amortization of unrecognized loss                                                     1
Amortization of prior service cost                                                    8
-----------------------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                                        $ 1,370             $ 1,223
-----------------------------------------------------------------------------------------------------------

For measurement purposes, an 11.38% annual rate of increase in the per capital cost of covered health care benefits was assumed for 1996; the rate was assumed to decrease gradually to 5.75% at 2017 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 28, 1996 by $983,000 and the aggregate of the service and interest cost components of postretirement expense for the year ended December 28, 1996 by $178,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.00% at the beginning of the 1996 fiscal year and 7.25% at the end of the 1996 fiscal year and was 8.00% at the beginning of the 1995 fiscal year and 7.00% at the end of the 1995 fiscal year.

9.   EMPLOYEE BENEFIT PLANS

The Company has a retirement plan covering substantially all of its employees. This plan is a defined contribution plan providing for contributions based on income before income taxes, as defined. Contributions are made in accordance with the provisions of the plan.

The Company also has an employee stock purchase plan under which shares of common stock are purchased on the open market with employee and Company contributions. The plan provides for the Company to contribute an amount equal to 10% of the employees' contributions. A total of 800,000 shares of common stock has been registered under the Securities Act of 1933 for purchase under the plan. Company contributions amounted to $106,000 in 1996, $122,000 in 1995 and $129,000 in 1994.

In addition, the Company has stock option plans under which 1,466,666 shares of common stock may be issued to key employees of the Company, as defined in the plans. The plans authorize the grant of incentive stock options, non-qualified stock options and stock appreciation rights. The plans require, among other things, that before the stock options and stock appreciation rights may be exercised, such key employees must remain in continuous employment of the Company not less than six months from the date of grant. Exercised stock options are accounted for through the issuance of previously retired stock. Options have been granted that generally become exercisable in three or four installments from six to forty-eight months after date of grant. The option price, which equals the fair market value of the Company's common stock at the date of grant, ranges from $15.81 to $24.13 per share.

Activity under the plan for each of the fiscal years in the three-year period ended December 28, 1996 is as follows:

                                                                                                 Weighted
                                                                        Number of                 Average
                                                                         Shares               Exercise Price
---------------------------------------------------------------------------------------------------------------
Balance at December 25, 1993                                              434,790              $20.76
      Granted                                                              85,900               19.63
      Exercised                                                           (13,047)              14.8
      Expired
---------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                                              507,643               20.72
      Granted
      Exercised                                                           (25,086)              14.81
      Expired                                                              (8,300)              19.88
---------------------------------------------------------------------------------------------------------------
Balance at December 30, 1995                                              474,257               21.04
      Granted                                                             248,480               15.81
      Exercised
      Expired                                                            (188,931)              20.45
---------------------------------------------------------------------------------------------------------------
Balance at December 28, 1996                                              533,806              $18.82
---------------------------------------------------------------------------------------------------------------

In 1995, the Company adopted a Nonqualified Stock Option Plan for Non-Employee Directors (the Director Plan). The Company has 100,000 shares of common stock which may be issued to non-employee directors under this plan. The Director Plan requires among other things that the options are not exercisable unless the optionee remains available to serve as a director of the Company until the first anniversary of the date of grant, except that the initial option shall be exercisable after six months. Options granted under the Director Plan shall expire ten years from the date of grant. There were 12,500 and 25,000 options granted during the year and outstanding at December 28,1996 and December 30, 1995 respectively. The option price, which equals the fair market value of the Company's stock at the date of grant, was $15.63 and $17.50 at December 28, 1996 and December 30, 1995.

There were 397,586 options exercisable under all stock option plans at December 28, 1996. The per share weighted- average fair value of stock options granted during 1996 and 1995 was $3.07 and $3.38 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1996 - expected dividend yield 5.3%, risk-free interest rate of 6.5%, and an expected life of 8 years; 1995 - expected dividend yield 5.3%, risk-free interest rate of 6.4%, and an expected life of 8 years. The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the effect on the Company's 1996 and 1995 net income would not have been material.


10.   RESTRUCTURING

During 1996, the Company completed a restructuring of its operations designed to improve the Company's profitability and make it more competitive in the marketplace. The restructuring plan included the closing of the Company's Columbia, South Carolina and Greenville, Texas facilities resulting in workforce reductions of approximately 500 employees. Termination benefits, shut-down related items and other restructuring expenses were charged to restructuring and impairment expense and totaled approximately $6,496,000 for the year ended December 30, 1995. Termination benefits included in accrued compensation totaled approximately $966,000 and $5,142,000 at December 28, 1996 and December 30, 1995, respectively. Other shut-down related items accrued in other payables totaled approximately $80,000 and $334,000 at December 28, 1996 and December 30, 1995, respectively.

Additions to and reductions of amounts arising from the restructuring for the years ended December 28, 1996 and December 30, 1995 are summarized below:

                                                                              1996               1995
---------------------------------------------------------------------------------------------------------------
Restructuring reserves, beginning balance                                     $5,476

      Additions                                                                                 5,476
      Reductions:
         Severance                                                            (4,176)
         Other                                                                  (254)
---------------------------------------------------------------------------------------------------------------
Restructuring reserves, ending balance                                        $1,046         $  5,476
---------------------------------------------------------------------------------------------------------------

11.  UNAUDITED INTERIM FINANCIAL INFORMATION

A summary of certain interim financial information follows (in thousands, except per share data):

                                                                   1996 Interim Period Ended
                                                 --------------------------------------------------------------
                                                  March 23         June 15       September 7      December 28
                                                 (12 Weeks)      (12 Weeks)       (12 Weeks)       (16 Weeks)
---------------------------------------------------------------------------------------------------------------
Net sales and other operating revenues           $109,959         $112,253         $107,438      $145,222
---------------------------------------------------------------------------------------------------------------
Cost of sales                                      55,523           53,540           52,823        70,829
---------------------------------------------------------------------------------------------------------------
Profit from operations                              6,259            9,608           7,363         10,306
---------------------------------------------------------------------------------------------------------------
Net income                                          5,091            6,729            5,237         7,535
---------------------------------------------------------------------------------------------------------------
Net income per common share                      $   0.17         $   0.22         $   0.17      $   0.25
---------------------------------------------------------------------------------------------------------------

                                                                   1995 Interim Period Ended
                                                 --------------------------------------------------------------
                                                  March 25         June 17       September 9      December 30
                                                 (12 Weeks)      (12 Weeks)       (12 Weeks)       (16 Weeks)
---------------------------------------------------------------------------------------------------------------
Net sales and other operating revenues        $112,716        $114,249          $107,174           $143,329
---------------------------------------------------------------------------------------------------------------
Cost of sales                                   54,980          56,522            53,808             75,314
---------------------------------------------------------------------------------------------------------------
Profit (loss) from operations                    8,608           7,252             5,669            (34,655)
---------------------------------------------------------------------------------------------------------------
Net income (loss)                                5,978           4,858             4,133            (21,908)
---------------------------------------------------------------------------------------------------------------
Net income (loss) per common share            $   0.20        $   0.16          $   0.14           $  (0.72)
---------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL POSITION

OVERVIEW

During 1996, the Company began implementing its strategic plan designed to improve profitability and become more competitive through strengthening and growing its core snack food business. In December 1995, the Company announced a restructuring plan designed to significantly reduce costs. The restructuring plan led to a $43 million pre-tax charge in 1995 for impairment of fixed assets, employee severance and other one-time charges.

The restructuring of operations announced in December 1995 was completed during 1996. The restructuring included closing the facilities in Columbia, South Carolina and Greenville, Texas. The production at these facilities was moved to existing production facilities in Burlington, Iowa and Charlotte, North Carolina. The restructuring actions also included evaluating the profitability of sales territories and product lines. This evaluation led to consolidating or eliminating 54 branch locations and eliminating over 100 low-volume or unprofitable stockkeeping units. As a result of these and other actions, employment during 1996 decreased by approximately 900 employees.

RESULTS OF OPERATIONS, 1996 COMPARED TO 1995

Net sales and other operating revenue declined $2.6 million, 0.5%, from $477.5 million to $474.9 million. The decline was primarily a result of the route profitability improvement efforts. Severe weather during the first quarter of 1996 also contributed to the decline. These effects were partially offset through higher unit sales of Vista private label products and a price increase for selected Vista products. The decline in revenues in 1996 occurred during the Company's first and second quarters. Revenues during the Company's third and fourth quarters of 1996 reflected modest increases as compared to the corresponding periods in 1995.

Cost of sales of $232.7 million decreased to 49.0% of revenues in 1996 from $240.6 million, or 50.4%, in 1995. The reduction in cost of sales was achieved even though flour costs were approximately $4.9 million higher in 1996. As expected, the closing of the facilities in South Carolina and Texas resulted in lower labor and overhead costs. The cost of sales percentage was also favorably impacted by improved production efficiencies at the Iowa and North Carolina facilities and from a price increase on selected products at Vista.

Selling and delivery expenses in 1996 were $179.6 million or 37.8% of revenues compared to $187.9 million or 39.3% in 1995, a reduction of $8.3 million. This reduction came primarily through improving the cost effectiveness of the sales route and vending systems.

General and administrative expenses totaled $24.5 million in 1996 as compared to $21.4 million in 1995. As a result, general and administrative expenses increased as a percentage of revenues from 4.5% in 1995 to 5.2% in 1996. Of the $3.1 million increase, $2.1 million was due to severance and early retirement programs initiated in 1996. An increase in costs related to information systems and provisions under the 1996 incentive program were partially offset by costs eliminated through the restructuring efforts.

The provision for profit sharing contributions declined from $4.8 million in 1995 to $4.5 million in 1996. The 1995 provision excluded the impact of restructuring and other one-time charges in determining profit and also provided for discretionary contributions for Vista. The 1996 provision was determined under the plan formula.

Other income increased from $3.0 million in 1995 to $7.2 million in 1996. The increase of $4.2 million was due primarily to gains on assets sold in 1996 and the absence in 1996 of certain one-time charges recorded in 1995.

Net income increased $31.5 million to $24.6 million in 1996. The increase resulted primarily from the absence of the restructuring, impairment and other one-time charges; reduced labor and overhead costs and improved cost effectiveness of the Company's selling and delivery processes. Net income was also favorably impacted by a price increase on selected products and gains on asset sales. These increases were partially offset by higher flour costs and provisions for severance and early retirement.

RESULTS OF OPERATIONS, 1995 COMPARED TO 1994

Net sales and other operating revenue for 1995 (52 weeks) decreased by $10.5 million (2.2%) from 1994 (53 weeks) primarily as a result of an additional week of sales in 1994. The Company also reduced the amount of promotional activities during the fourth quarter of 1995. Unit volume at Vista decreased, but was partially offset through sales price increases. Sales continued to be affected by intense price competition in most markets.

Cost of sales increased to $240.6 million in 1995 from $238.1 million in 1994. As a result, cost of sales increased as a percentage of revenues to 50.4% in 1995 from 48.8% in 1994. This increase was principally a result of increased packaging material costs, increased insurance costs, the write-off of inventory and packaging design costs, and the continuing shift in composition of sales mix to lower margin products, including products purchased for resale and products sold to supermarket chains and discount stores.

Selling and delivery expenses in 1995 were $187.9 million or 39.3% of revenues as compared to $183.2 million or 37.5% of revenues in 1994. This increase in expenses was due primarily to higher insurance costs, higher subsidies paid to sales representatives in low volume territories, increased stales and additional marketing expenses associated with sponsoring the Lance race car in the Busch Series, Grand National Division of professional motorsports. These increases in selling and delivery expenses were offset somewhat by improvements in the distribution costs of Vista products.

General and administrative expenses were $21.4 million in 1995 as compared to $20.7 million in 1994 primarily due to higher insurance costs and higher supplemental retirement costs. As a percentage of revenues, general and administrative expenses were 4.5% in 1995 and 4.2% in 1994. Profit sharing contributions were lower in 1995 due to decreased earnings.

Net income decreased $33.9 million ($1.11 per share) due primarily to losses on restructuring and impairment, a change in the estimate for unpaid and incurred but not reported insurance claims and for unfavorable claims experience in 1995, write-offs of inventory and packaging design costs and a decrease in sales volume.

IMPACT OF INFLATION AND CHANGING PRICES

The impact of inflation on the Company has lessened in recent years as the rate of inflation has declined. The effects of rising costs cannot always be passed along to customers through price increases because of competitive conditions. The Company attempts to minimize the effects of inflation on its operations through improvements in operating efficiencies.

FINANCIAL POSITION

In 1996, the Company increased its liquidity by generating an additional $13.3 million of cash and marketable securities. The Company continues its ability to meet regular operating needs, capital investment program, cash dividends and stock repurchases through its cash flow from operations and investments. A conservative investment strategy of investing in bank paper and government securities provides ready funds to meet operating, capital and other requirements. The Company also has a $5 million bank line of credit, which was unused in 1996. There are no immediate plans for its use in 1997.

Net cash flow from operations provided $64.8 million in 1996, an increase of $16.7 million over 1995. This increase came primarily from increased profitability and a reduction in inventories, mainly peanuts. The peanut inventory reduction resulted from a change in the Company's method of buying this raw material. Overall, inventories were also reduced as a result of closing the South Carolina and Texas facilities. Accrued liabilities increased in 1996, in part, due to an increase in employee benefit-related liabilities. Incentive compensation payments of $1.7 million and a profit sharing contribution payment of $4.5 million will be made in the first quarter of 1997.

The Company's capital spending amounted to $19.2 million in 1996 for production, information systems, transportation, vending and other equipment compared to $20.0 million in 1995. Sales of miscellaneous equipment, including assets from the closed South Carolina and Texas facilities, provided proceeds of $3.7 million in 1996. Subsequent to year end, the Company sold the real estate of its South Carolina facility for approximately $6.4 million which exceeded the carrying value of the assets. The Company plans to increase its capital investment program in 1997. At the end of 1996, commitments for capital expenditures totaled approximately $8 million with an additional $25 million planned for 1997. Planned expenditures include expanding the number of vending machines, increasing investments in modern production equipment, upgrading merchandising fixtures and adding selected equipment to support new product introductions.

The Company continued its cash dividend at $0.96 per share, which amounted to $28.9 million in 1996 compared to $29.2 million in 1995. During 1996, the Company repurchased 449,000 shares of stock at an average price of $16.37 pursuant to a resolution of the Board of Directors on February 20, 1996. On February 18, 1997, the Board of Directors authorized the purchase of an additional 100,000 shares.

FIVE YEAR SUMMARY

Consolidated Financial Highlights
For the Five Fiscal Years Ended December 28, 1996
(In thousands, except per share data)

                                                    1996       1995         1994          1993            1992
                                                 (52 WEEKS) (52 Weeks)   (53 Weeks)    (52 Weeks)      (52 Weeks)
-----------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS:
Net sales and other operating
  revenue                                        $474,872     $477,468    $ 487,982     $472,786        $461,449
Loss from restructuring and
   impairment                                                  (35,897)
Profit (loss) from operations                      33,536      (13,126)      39,994       45,192          54,366
Income (loss) before income taxes                  40,780      (10,100)      44,327       50,707          60,162
Income taxes (benefit)                             16,188       (3,161)      17,343       19,531          21,018
Net income (loss)                                  24,592       (6,939)      26,984       30,798          39,144
AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING                                 30,075       30,400       30,774       31,236          31,299
PER SHARE OF COMMON STOCK:
Profit (loss) from operations                    $   1.12       ($0.43)       $1.30        $1.45           $1.74
Net income (loss)                                    0.82        (0.23)       0.88          0.99            1.25
Cash dividends                                       0.96         0.96        0.96          0.96            0.92
FINANCIAL STATUS AT YEAR-END:
Total assets                                     $247,205     $251,345    $296,996      $308,474        $313,446


MARKET AND DIVIDEND INFORMATION

The Company had 5,303 stockholders of record as of February 20, 1997.

The $.83-1/3 par value Common Stock of Lance, Inc. is traded in the over-the-counter market under the symbol LNCE and transactions in the Common Stock are reported on The Nasdaq Stock Market. The following table sets forth the high and low sales prices and dividends paid during the interim periods in fiscal years 1995 and 1996.


       1995 INTERIM                           HIGH             LOW      DIVIDENDS
       PERIODS                                PRICE           PRICE       PAID
       -------
       First  . . . . . . . . . . . . .      $18 1/2         $16 1/4       $ 0.24
       Second   . . . . . . . . . . . .      $20 3/4         $16 1/4       $ 0.24
       Third  . . . . . . . . . . . . .      $19 1/2         $17 1/4       $ 0.24
       Fourth   . . . . . . . . . . . .      $18 1/8         $15 3/4       $ 0.24

       1996 INTERIM                            HIGH            LOW       DIVIDENDS
       PERIODS                                PRICE           PRICE        PAID
       -------
       First  . . . . . . . . . . . .        $18 1/8         $15 3/8       $ 0.24
       Second   . . . . . . . . . . .        $17 1/4         $15 3/16      $ 0.24
       Third  . . . . . . . . . . . .        $17 1/2         $16 1/8       $ 0.24
       Fourth   . . . . . . . . . . .        $18 7/8         $17           $ 0.24