Form 10-K, Exhibit 13
period 1997-12-27
LANCE INC
filed 1998-03-26
CIK 57528

                                                                      EXHIBIT 13

                  1997 ANNUAL REPORT TO STOCKHOLDERS (EXCERPT)

KPMG PEAT MARWICK LLP



           Suite 2800
           Two First Union Center
           Charlotte, NC 28282-8290



Independent Auditors' Report


The Board of Directors and Stockholders
Lance, Inc.:

We have audited the accompanying consolidated balance sheets of Lance, Inc. and subsidiaries as of December 27, 1997 and December 28, 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended December 27, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lance, Inc. and its subsidiaries as of December 27, 1997 and December 28, 1996, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 27, 1997 in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 9 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", during the fiscal year ended December 30, 1995.



February 17, 1998


                                                        KPMG PEAT MARWICK LLP




[LOGO] Member Firm of
       Kynveld Peat Marwick Goerdeler

CONSOLIDATED BALANCE SHEETS

December 27, 1997 and December 28, 1996
(In thousands, except share and per share data)


ASSETS                                                                      NOTES              1997            1996
===================================================================================================================
CURRENT ASSETS:
Cash and cash equivalents                                                              $     34,040     $    29,764
Marketable securities                                                         2              25,430          25,482
Accounts receivable (less allowance for doubtful accounts
    of $1,054 in 1997 and $867 in 1996, respectively)                                        34,057          32,050
Inventories                                                                   3              17,882          22,175
Deferred income tax benefit                                                   5               6,913           7,099
Prepaid expenses and other                                                                    1,275           1,348
-------------------------------------------------------------------------------------------------------------------

Total current assets                                                                        119,597         117,918

PROPERTY, NET                                                                4,9            130,264         126,193

OTHER                                                                                         2,879           3,094
===================================================================================================================

TOTAL                                                                                  $    252,740     $   247,205
===================================================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY
===================================================================================================================

CURRENT LIABILITIES:
Accounts payable                                                                       $      5,821     $     7,050
Accrued compensation                                                                         13,142          14,636
Accrued for profit-sharing retirement plan                                    7               5,396           4,543
Accrued income taxes                                                          5               1,072             129
Accrual for insurance claims                                                                  4,632           3,899
Other payables and accrued liabilities                                                        7,215           5,491
-------------------------------------------------------------------------------------------------------------------

Total current liabilities                                                                    37,278          35,748
-------------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES AND DEFERRED CREDITS:
Deferred income taxes                                                         5              10,005           6,553
Accrued postretirement health care costs                                      6              11,180          10,034
Accrual for insurance claims                                                                  4,449           6,458
Supplemental retirement benefits                                                              3,306           3,550
-------------------------------------------------------------------------------------------------------------------
Total other liabilities and deferred credits                                                 28,940          26,595
-------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY:                                                        7,8
Common stock, $.83 1/3 par value (authorized: 75,000,000
    shares; issued and outstanding: 29,923,287 shares in 1997,
    29,888,265 shares in 1996)                                                               24,936          24,907
Additional paid in capital                                                                      999               -
Unamortized portion of restricted stock awards                                7                (488)              -
Retained earnings                                                                           160,682         159,700
Net unrealized gain on marketable securities                                  2                 393             255
-------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                  186,522         184,862
-------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                  $    252,740     $   247,205
===================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Fiscal Years Ended December 27, 1997, December 28, 1996 and December 30, 1995
(In thousands, except share and per share data)

                                                                         1997              1996               1995
                                                          NOTES       (52 WEEKS)        (52 Weeks)         (52 Weeks)
======================================================================================================================
NET SALES AND OTHER OPERATING REVENUE                                 $   486,854       $   477,015       $    480,810
----------------------------------------------------------------------------------------------------------------------

COST OF SALES AND OPERATING EXPENSES:
Cost of sales                                                             228,583           232,715            240,624
Selling and delivery                                                      187,047           181,780            191,199
General and administrative                                                 20,649            22,031             18,923
Provisions for profit-sharing retirement plan               7               5,456             4,477              4,849
Loss from restructuring and impairment                      9                   -                 -             35,897
----------------------------------------------------------------------------------------------------------------------

Total                                                                     441,735           441,003            491,492
----------------------------------------------------------------------------------------------------------------------

PROFIT (LOSS) FROM OPERATIONS                                              45,119            36,012            (10,682)

OTHER INCOME, NET (INCLUDING INTEREST
INCOME OF $2,581 IN 1997, $2,221 IN 1996
AND $2,036 IN 1995)                                         9               3,569             4,768                582
----------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                                          48,688            40,780            (10,100)
----------------------------------------------------------------------------------------------------------------------

INCOME TAX EXPENSE (BENEFIT):                               5
Current                                                                    15,044            13,703             13,477
Deferred                                                                    3,547             2,485            (16,638)
----------------------------------------------------------------------------------------------------------------------

Total                                                                      18,591            16,188             (3,161)
----------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                                     $    30,097       $    24,592       $     (6,939)
======================================================================================================================


SHARE AND PER SHARE INFORMATION:                           1
    Net income (loss) - basic                                         $      1.01       $      0.82       $      (0.23)
                                                                      ===========       ===========       ============
    Net income (loss) - diluted                                       $      1.00       $      0.82       $      (0.23)
                                                                      ===========       ===========       ============
    Cash dividends                                                    $      0.96       $      0.96       $       0.96
                                                                      ===========       ===========       ============
    Weighted average shares of common stock
     outstanding - basic                                               29,893,000        30,075,000         30,400,000
                                                                      ===========       ===========       ============
    Weighted average shares of common stock
     outstanding - diluted                                             30,018,000        30,086,000         30,400,000
                                                                      ===========       ===========       ============

----------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS' EQUITY

For the Fiscal Years Ended December 27, 1997, December 28, 1996 and December 30, 1995
(In thousands, except share data)


                                                                             UNAMORTIZED                NET
                                                                             PORTION OF             UNREALIZED
                                                                ADDITIONAL   RESTRICTED               GAIN ON
                                                      COMMON      PAID-IN       STOCK    RETAINED   MARKETABLE
                                          SHARES       STOCK      CAPITAL      AWARDS    EARNINGS   SECURITIES     TOTAL
=========================================================================================================================
BALANCE, DECEMBER 31, 1994              30,433,407    $25,361   $       -    $      -    $208,800   $   -        $234,161
Net loss                                         -          -           -           -      (6,939)      -          (6,939)
Cash dividends paid to stockholders              -          -           -           -     (29,183)      -         (29,183)
Stock options exercised (Note 7)            13,858         12           -           -         144       -             156
Retirement of common stock                (110,000)       (92)          -           -      (1,858)      -          (1,950)
Net change in unrealized gain on
    marketable securities                        -          -           -           -           -     298             298
-------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 30, 1995              30,337,265     25,281           -           -     170,964     298         196,543
Net income                                       -          -           -           -      24,592       -          24,592
Cash dividends paid to stockholders              -          -           -           -     (28,879)      -         (28,879)
Retirement of common stock                (449,000)      (374)                      -      (6,977)      -          (7,351)
Net change in unrealized gain on
   marketable securities                         -          -           -           -           -     (43)            (43)
-------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 28, 1996              29,888,265     24,907           -           -     159,700     255         184,862
Net income                                       -          -           -           -      30,097                  30,097
Cash dividends paid to stockholders              -          -           -           -     (28,699)      -         (28,699)
Stock options exercised (Note 7)            29,822         25         328           -           -       -             353
Issuance of restricted stock                30,200         25         671        (488)          -       -             208
Retirement of common stock                 (25,000)       (21)                      -        (416)      -            (437)
Net change in unrealized gain on
   marketable securities                         -          -           -           -           -     138             138
-------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 27, 1997              29,923,287    $24,936   $     999    $   (488)   $160,682   $ 393        $186,522
=========================================================================================================================

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

For the Fiscal Years Ended December 27, 1997, December 28, 1996 and December 30, 1995
(In thousands)

                                                                            1997           1996              1995
                                                                         (52 WEEKS)     (52 Weeks)        (52 Weeks)
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income (loss)                                                        $  30,097      $   24,592        $  (6,939)
Adjustments to reconcile net income (loss) to cash provided
    by operating activities:
    Depreciation                                                            20,025          20,295           24,626
    (Gain) loss on sale and impairment of property, net                       (976)         (1,953)          30,873
    Deferred income taxes                                                    3,638           2,485          (16,637)
    Other, net                                                                 358             495            4,595
Changes in operating assets and liabilities:
    (Increase) decrease in accounts receivable                              (2,007)         (2,256)           1,570
    Decrease (increase) in refundable income taxes                              -            4,765           (2,806)
    Decrease in inventory                                                    4,293          10,346            6,431
    (Increase) decrease in prepaid expenses and other
       current assets                                                           73            (438)            (311)
    Increase (decrease) in accounts payable                                 (1,229)            618           (2,140)
    Increase (decrease) in accrued income taxes                                943             129             (461)
    Increase in other payables and accrued liabilities                         704           4,374            9,011
-------------------------------------------------------------------------------------------------------------------

Net cash flow from operating activities                                     55,919          63,452           47,812
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Purchases of property and equipment                                        (34,129)        (19,223)         (19,984)
Proceeds from sale of property                                              11,009           3,689            1,209
Purchases of marketable securities                                         (16,103)        (10,276)          (9,156)
Maturities of marketable securities                                         12,125          11,917            3,274
Sales of marketable securities                                               4,050           4,747            7,436
Other, net                                                                     (20)            312             (202)
-------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                      (23,068)         (8,834)         (17,423)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Dividends paid                                                             (28,699)        (28,879)         (29,183)
Issuance (purchase) of common stock, net                                       124          (7,351)          (1,794)
-------------------------------------------------------------------------------------------------------------------

Net cash used in financing activities                                      (28,575)        (36,230)         (30,977)
-------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             4,276          18,388             (588)
CASH AND CASH EQUIVALENTS AT BEGINNING OF FISCAL YEAR                       29,764          11,376           11,964
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF FISCAL YEAR                          $  34,040      $   29,764        $  11,376
===================================================================================================================
SUPPLEMENTAL INFORMATION:
Cash paid for income taxes                                               $  14,050      $   10,829        $  16,743
-------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

Lance, Inc. (the Company) manufactures and purchases snack foods and bakery products which are sold and distributed through the Company's own sales organization to convenience stores, supermarkets, discount stores, restaurants, and similar establishments, in schools, office buildings, manufacturing plants, and similar locations through Company vending machines and through distributors and brokers. Sales are concentrated primarily in the Southeastern and Midwestern United States. The Company's policy is to recognize a sale at the time the product is delivered to the customer.

PRINCIPLES OF CONSOLIDATION

The accompanying financial statements include in consolidation the accounts of Lance, Inc. and its wholly-owned subsidiaries. All material intercompany items have been eliminated. Certain 1996 and 1995 amounts shown in the accompanying consolidated financial statements have been reclassified for consistent presentation.

USE OF ESTIMATES

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Examples include provisions for bad debts and the useful lives of buildings and equipment. Actual results may differ from these estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, accounts and notes receivable, marketable securities and accounts payable approximate fair value.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

MARKETABLE SECURITIES

Marketable securities at December 27, 1997 are principally instruments of the U.S. government and its agencies, of state governments, and of municipalities. Debt and marketable equity securities are classified in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. All of the Company's marketable securities were classified as available-for-sale at December 27,1997 and December 28,1996.

Available-for-sale securities are recorded at market value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

INVENTORIES AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company's primary raw materials include peanuts, peanut butter, flour and other similar grain products. Supplies principally consist of packaging materials including overwrap film and boxes.

Inventories are valued at the lower of cost or market; 78% of the cost of the inventories in 1997 and 77% in 1996 was determined using the last-in, first-out
(LIFO) method and the remainder was determined using the first-in, first-out
(FIFO) method.

The Company enters into various forward purchase agreements and derivative financial instruments to reduce the impact of volatility in raw materials ingredients prices. The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. These transactions meet the requirements for hedge accounting, including designation to specific inventory amounts and probable future purchases, and high correlation. Amounts payable or receivable under the agreements are recognized as deferred gains or losses and included in other assets or liabilities. These deferred amounts are charged or credited to cost of sales as the related raw materials are charged to operations.

PROPERTY AND DEPRECIATION

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

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

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

INSURANCE CLAIMS

The Company maintains a self-insurance program covering portions of workers' compensation, automobile and general liability costs. Self-insured accruals are based on claims filed and an estimate for significant claims incurred but not reported and are covered by standby letters of credit with the Company's claims administrators. Claims in excess of the self-insured levels are fully insured.

During the year ended December 30, 1995, the Company modified its assumptions for future cost increases of incurred but unpaid workers' compensation, auto, general and product liability insurance claims. The result was a change in accounting estimate which increased insurance expense by $2,958,000 and reduced net income and net income per share (diluted) by $1,923,000 and $.06 respectively, in 1995.

POST RETIREMENT PLANS

The Company has a defined benefit health care plan for substantially all retirees and employees. The Company measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees perform the services necessary to earn the postretirement benefits.

The Company also provides supplemental retirement benefits to certain officers. Provision for these benefits, made over the period of employment of such officers, was $246,000 in 1997, $278,000 in 1996, and $364,000 in 1995.

STOCK OPTION PLANS

On December 31, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of the Accounting Principles Board ("APB") Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

EARNINGS PER SHARE

On December 27, 1997, the Company adopted SFAS No. 128, "Earnings Per Share" which redefines the calculation of primary earnings per share ("basic earnings per share") and requires entities with complex capital structures to present both basic and diluted earnings per share amounts. In addition, SFAS No. 128 requires entities with complex capital structures to provide a reconciliation of the numerator and denominator used in computing basic earnings per share to the numerator and denominator used in computing diluted earnings per share.

The following table provides a reconciliation of the denominator used in computing basic earnings per share to the denominator used in computing diluted earnings per share (there were no reconciling items for the numerator amounts of basic and diluted earnings per share):


                                                           1997                1996               1995
                                                     -------------------------------------------------
Weighted average number of common shares
used in computing basic earnings per share           29,893,000          30,075,000         30,400,000

Effect of dilutive stock options                        125,000              11,000                  -
                                                     -------------------------------------------------

Weighted average number of common shares
and dilutive potential common stock used
in computing diluted earnings per share              30,018,000          30,086,000         30,400,000
                                                     =================================================

Stock options excluded from the above
reconciliation because they are anti-dilutive            46,000             313,000            453,000
                                                     =================================================

ADVERTISING COSTS

The Company reports the costs of all advertising in the periods in which the costs are incurred or the first time the advertising takes place, except for certain direct-response advertising that results in probable and measurable future economic benefits. Direct-response advertising is to be capitalized and amortized over its expected period of future benefit. Advertising expense was $12,630,000, $7,674,000 and $6,577,000 for the fiscal years 1997, 1996 and
1995, respectively.

2.   MARKETABLE SECURITIES

At December 27, 1997 and December 28, 1996, the Company has classified all investments as available-for-sale. The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value of the available-for-sale securities by major security type at December 27, 1997 and December 28, 1996 were as follows (in thousands):

                                                                          Gross            Gross
                                                                       Unrealized       Unrealized
                                                        Amortized        Holding          Holding
                                                          Cost            Gains           Losses        Fair Value
------------------------------------------------------------------------------------------------------------------
At December 27, 1997:
      U.S. government agencies                          $  5,501       $      2         $    (7)        $    5,496
      Municipal obligations                               19,222            146              (6)            19,362
      Equity securities                                       58            518              (4)               572
------------------------------------------------------------------------------------------------------------------

Total                                                   $ 24,781       $    666         $   (17)        $   25,430
===================================================================================================================

At December 28, 1996:
      U.S. government agencies                          $  6,981       $     11         $   (11)        $    6,981
      Municipal obligations                               18,023             84              (9)            18,098
      Equity securities                                       58            349              (4)               403
------------------------------------------------------------------------------------------------------------------

Total                                                   $ 25,062       $    444         $   (24)        $   25,482
===================================================================================================================


Maturities of investment securities were as follows at December 27, 1997 (in thousands):

                                                                                      Amortized               Fair
                                                                                        Cost                 Value
-------------------------------------------------------------------------------------------------------------------
      Due within one year                                                             $ 3,698              $  3,706
      Due after one year through five years                                            18,292                18,400
      Due after five years through ten years                                              374                   376
      Due after ten years through fifteen years                                           557                   562
      Due after fifteen years                                                           1,802                 1,814
      Equity securities                                                                    58                   572
-------------------------------------------------------------------------------------------------------------------
Total                                                                                 $24,781               $25,430
===================================================================================================================

3. INVENTORIES

Inventories at December 27, 1997 and December 28, 1996 consisted of the following (in thousands):


                                                                                              1997             1996
-------------------------------------------------------------------------------------------------------------------
Finished goods                                                                             $15,047          $14,600
Raw materials                                                                                4,133            6,784
Supplies, etc.                                                                               3,986            6,978
-------------------------------------------------------------------------------------------------------------------

Total inventories at FIFO cost                                                              23,166           28,362
Less: Adjustment to reduce FIFO cost to LIFO cost                                           (5,284)          (6,187)
-------------------------------------------------------------------------------------------------------------------

Total inventories                                                                          $17,882          $22,175
===================================================================================================================

The Company purchases wheat futures contracts as a hedge against fluctuations in the cost of processed flour. At December 27, 1997 and December 28, 1996 the Company owned futures contracts to purchase 140,000 and 170,000 bushels of wheat totaling $491,000 and $584,000, respectively. These contracts do not represent a significant quantity of the Company's annual flour usage and are expected to be realized within one year at no significant gain or loss to the Company.


4. PROPERTY

Property at December 27, 1997 and December 28, 1996 consisted of (in thousands):

                                                                                              1997             1996
-------------------------------------------------------------------------------------------------------------------
Land and land improvements                                                               $  11,398        $  11,312
Buildings                                                                                   62,040           60,905
Machinery and equipment                                                                    108,853           98,735
Vending machines on location                                                                84,503           83,981
Trucks and automobiles                                                                      28,676           28,101
Furniture and fixtures                                                                       3,492            3,409
Assets held for disposal                                                                     2,124           10,425
Construction in progress                                                                    20,189            9,254
-------------------------------------------------------------------------------------------------------------------

Total                                                                                      321,275          306,122
Accumulated depreciation and amortization                                                 (191,011)        (179,929)
-------------------------------------------------------------------------------------------------------------------
Property, net                                                                            $ 130,264        $ 126,193
===================================================================================================================

5. INCOME TAXES

Income tax expense (benefit) consists of the following (in thousands):


                                                                       1997                 1996               1995
-------------------------------------------------------------------------------------------------------------------
Current:

    Federal                                                         $12,433              $11,133            $11,024
    State and local                                                   2,611                2,570              2,453
-------------------------------------------------------------------------------------------------------------------

    Total current                                                    15,044               13,703             13,477
-------------------------------------------------------------------------------------------------------------------
Deferred:
    Federal                                                           3,310                2,162            (14,644)
    State and local                                                     237                  323             (1,994)
-------------------------------------------------------------------------------------------------------------------

    Total deferred                                                    3,547                2,485            (16,638)
-------------------------------------------------------------------------------------------------------------------
Total income tax expense (benefit)                                  $18,591              $16,188            ($3,161)
===================================================================================================================

A reconciliation of income taxes computed using the statutory rates to income tax (benefit) expense follows (in thousands):

                                                                       1997                 1996               1995
-------------------------------------------------------------------------------------------------------------------
Statutory income tax rate                                                35%                  35%                35%
Income taxes (benefits) at statutory tax rate                       $17,040              $14,273            $(3,535)
Increase (decrease) in taxes resulting from:
    State and local income taxes,
      net of federal income tax benefit                               1,801                1,945                298
      Tax exempt interest                                              (418)                (373)              (339)
    Other items, net                                                    168                  343                415
-------------------------------------------------------------------------------------------------------------------

Income tax (benefit) expense                                        $18,591              $16,188            ($3,161)
===================================================================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 27, 1997 and December 28, 1996 are presented below (in thousands):

                                                                                            1997                 1996
---------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
Reserves for employee compensation and benefits, deductible                              $11,010              $11,210
      when paid for income tax purposes, accrued for financial
      reporting purposes
    Other reserves deductible when paid for income tax purposes,
      accrued for financial reporting purposes                                             1,684                1,263
    Inventories, principally due to additional costs capitalized for
    income tax purposes                                                                    1,629                1,646
    Net state operating loss carryforwards (expiring after 2006)                             670                  670
---------------------------------------------------------------------------------------------------------------------
Total gross deferred tax assets                                                           14,993               14,789

Less valuation allowance                                                                    (670)                (670)
---------------------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                                   14,323               14,119
---------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
    Plant and equipment, principally due to differences in
    depreciation, net of impairment reserves                                             (17,089)             (13,411)

    Other                                                                                   (326)                (162)
---------------------------------------------------------------------------------------------------------------------
Total gross deferred tax liabilities                                                     (17,415)             (13,573)
---------------------------------------------------------------------------------------------------------------------
Total net deferred tax (liabilities) assets                                              $(3,092)             $   546
=====================================================================================================================

The net deferred tax (liabilities) assets at December 27, 1997 and December 28, 1996 are shown on the accompanying financial statements as follows:

                                                                                           1997                1996
-------------------------------------------------------------------------------------------------------------------
Current deferred tax assets                                                            $  6,913             $ 7,099
Noncurrent deferred tax liabilities                                                     (10,005)             (6,553)
-------------------------------------------------------------------------------------------------------------------

Total net deferred tax (liabilities) assets                                            $ (3,092)            $   546
===================================================================================================================

Based on the Company's historical and current earnings, management believes it is more likely than not that the Company will realize the benefit of the remaining deferred tax assets that are not covered by the valuation allowance.


6. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides postretirement medical benefits for retirees and their spouses to age 65. Retirees pay contributions toward medical coverage based on the medical plan and coverage they select. The Company's postretirement health care plan currently is not funded.

The following table presents the plan's accumulated postretirement benefit obligation reconciled with amounts recognized in the Company's consolidated balance sheet as of December 27, 1997 and December 28, 1996 (in thousands):

                                                                                            1997               1996
-------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
    Retirees                                                                             $ 1,121            $ 1,424
    Fully eligible active plan participants                                                1,233              1,508
    Other active plan participants                                                         7,547              8,229
-------------------------------------------------------------------------------------------------------------------

    Total                                                                                  9,901             11,161

Net unrecognized gain (loss) from past experience
different from that assumed                                                                1,374             (1,024)
Unrecognized prior service cost                                                              (95)              (103)
-------------------------------------------------------------------------------------------------------------------

Accrued postretirement health care costs                                                 $11,180            $10,034
===================================================================================================================

Net periodic postretirement benefit cost for each of the fiscal years in the three-year period ended December 27, 1997 consisted of the following components (in thousands):

                                                           1997          1996          1995
--------------------------------------------------------------------------------------------
Service cost - benefits attributed to service
    during the year                                      $  865        $  714         $  604
Interest cost on accumulated postretirement
    benefit obligation                                      785           647            619
Amortization of unrecognized loss                             -             1              -
Amortization of prior service cost                            8             8              -
--------------------------------------------------------------------------------------------

Net periodic postretirement benefit cost                 $1,658        $1,370         $1,223
============================================================================================

For measurement purposes, a 10.38% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998; the rate was assumed to decrease gradually to 5.25% at 2018 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 27, 1997 by $865,000 and the aggregate of the service and interest cost components of postretirement expense for the year ended December 27, 1997 by $159,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at the beginning of the 1997 fiscal year and 6.75% at the end of the 1997 fiscal year and was 7.00% at the beginning of the 1996 fiscal year and 7.25% at the end of the 1996 fiscal year.

7. EMPLOYEE BENEFIT PLANS AND STOCK OPTION PLANS

EMPLOYEE PROFIT-SHARING RETIREMENT PLAN

The Company has a retirement plan covering substantially all of its employees. The plan is a defined contribution retirement plan providing for contributions equal to 10% of income before taxes. Plan funding is made in accordance with the provisions of the plan.

EMPLOYEE STOCK PURCHASE PLAN

The Company has an employee stock purchase plan under which shares of common stock are purchased on the open market with employee and Company contributions. The plan provides for the Company to contribute an amount equal to 10% of the employees' contributions. A total of 800,000 shares of common stock has been registered under the Securities Act of 1933 for purchase under the plan. Company contributions amounted to $83,000 in 1997, $106,000 in 1996 and $122,000 in 1995.

EMPLOYEE STOCK OPTION PLANS

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

Exercised stock options are accounted for through the issuance of previously retired stock. Granted options generally become exercisable in three or four installments from six to forty-eight months after date of grant. The option price, which equals the fair market value of the Company's common stock at the date of grant, ranges from $15.81 to $24.13 per share.

Activity under the plans for each of the years in the three-year period ended December 27, 1997 is as follows:

                                                                                                       Weighted
                                                                           Number of                    Average
                                                                            Shares                  Exercise Price
------------------------------------------------------------------------------------------------------------------
Balance at December 25, 1994                                                 507,643                $        20.72
      Stock options granted                                                        -                             -
      Stock options exercised, including
       stock appreciation rights                                             (25,086)                         4.81
      Stock options expired                                                   (8,300)                         9.88
------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995                                                 474,257                         21.04
Stock options granted                                                        248,480                         15.81
      Stock options exercised                                                      -                             -
      Stock options expired                                                 (188,931)                        20.45
------------------------------------------------------------------------------------------------------------------

Balance at December 30, 1996                                                 533,806                         18.82
      Stock options granted                                                  299,400                         18.38
      Stock options exercised, including
       stock appreciation rights                                             (57,752)                        17.91
      Stock options expired                                                 (123,550)                        18.84
------------------------------------------------------------------------------------------------------------------

Balance at December 27, 1997                                                 651,904                $        18.31
------------------------------------------------------------------------------------------------------------------

NON-EMPLOYEE STOCK OPTION PLANS

In 1995, the Company adopted a Nonqualified Stock Option Plan for Non-Employee Directors (the Director Plan). The Company has 100,000 shares of common stock which may be issued to non-employee directors under this plan. The Director Plan requires among other things that the options are not exercisable unless the optionee remains available to serve as a director of the Company until the first anniversary of the date of grant, except that the initial option shall be exercisable after six months. Options granted under the Director Plan shall expire ten years from the date of grant. There were 42,500 and 12,500 options granted during 1997 and 1996, respectively. The option price, which equals the fair market value of the Company's common stock at the date of grant, was $18.00 and $15.63 at December 27, 1997 and December 28, 1996.

FAIR VALUE OF STOCK OPTIONS

There were 721,904 options exercisable under all stock option plans at December 27, 1997. The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for stock options in the financial statements. The table below presents the assumptions and pro-forma net income effect of the options using the Black-Scholes option-pricing model prescribed under SFAS No. 123.

                                                                       1997                1996               1995
---------------------------------------------------------------------------------------------------------------------------
Weighted-average:
Expected dividend yield                                                5.22%               5.30%              5.30%
      Risk-free interest rate                                          7.01%               6.50%              6.40%
Expected life                                                       10 YEARS             8 years            8 years
Volatility                                                            18.60%              25.00%             25.00%
Per share weighted-average fair value of
    stock options granted using Black-Scholes
    option-pricing model                                            $  3.10             $  3.07           $   3.38

Pro-forma net income (loss) (in thousands)                          $29,591             $24,449           $ (7,024)
Pro-forma earnings per share - diluted                              $  0.99             $  0.81           $  (0.23)
==================================================================================================================


RESTRICTED STOCK AWARDS

During 1997 the Company awarded 30,200 shares of common stock to certain employees under one of its incentive programs, subject to certain vesting and performance restrictions. Compensation costs associated with these restricted shares are deferred until earned, at which time the earned portion is charged against current earnings. The deferred portion of these restricted shares is included in the accompanying 1997 consolidated balance sheet as unamortized portion of restricted stock awards.

8. COMMITMENTS AND CONTINGENCIES

At December 27, 1997 the Company had an unsecured bank line of credit of $5,000,000 against which there have been no borrowings. The Company also maintains standby letters of credit in connection with its self insurance reserves for casualty claims against which there have been no borrowings.

The Company and its subsidiaries lease certain facilities and equipment under contracts classified as operating leases. Commitments under leases with terms extending beyond one year are not material. Rental expense was $4,707,000 in 1997, $4,426,000 in 1996 and $4,481,000 in 1995.

The Company and its subsidiaries have sundry claims and other lawsuits pending against them and also have certain guarantees which were made in the ordinary course of business. It is not possible to determine with any certainty the ultimate liability, if any, of the Company in any of these matters, but in the opinion of management, their outcome should have no material adverse effect upon the Company's consolidated financial statements taken as a whole.


9. RESTRUCTURING

During 1995 and 1996 the Company underwent a restructuring of its operations designed to improve profitability and make it more competitive in the marketplace. The restructuring plan included the closing of plants in Columbia, South Carolina and Greenville, Texas resulting in workforce reductions of approximately 500 employees. Termination benefits, plant closing charges and other related expenses totaled $6,496,000 and are included as a component of restructuring and impairment expense in the accompanying 1995 consolidated statement of income.

In addition, the Company determined that certain buildings and equipment at its closed facilities were impaired. Fair value of the impaired assets (determined through third-party appraisals) resulted in impairment losses totaling $29,368,000. These losses are included as a component of restructuring and impairment expense in the accompanying 1995 consolidated statement of income. During 1997 and 1996 the Company sold impaired assets which resulted in gains of approximately $868,000 and $957,000 respectively. The expected disposal date of the remaining assets is not presently determinable.

10. INTERIM FINANCIAL INFORMATION (UNAUDITED)

A summary of interim financial information follows (in thousands, except per share data):

                                                                      1997 Interim Period Ended
                                                     --------------------------------------------------------------
                                                      March 22          June 14        September 6      December 27
                                                     (12 Weeks)       (12 Weeks)       (12 Weeks)       (16 Weeks)
-------------------------------------------------------------------------------------------------------------------
NET SALES AND OTHER OPERATING REVENUES                 $112,803         $118,107          $110,341         $145,603

Cost of sales                                            54,543           55,428            51,288           67,324
Selling and delivery expenses                            43,329           44,785            43,112           55,821
General and administrative expenses                       4,533            4,702             4,366            7,048
Provisions for profit-sharing
    retirement plan                                       1,122            1,446             1,247            1,641
-------------------------------------------------------------------------------------------------------------------
PROFIT FROM OPERATIONS                                    9,276           11,746            10,328           13,769
Other income, net                                           730            1,108               780              951
Income taxes                                              3,858            4,919             4,202            5,612
-------------------------------------------------------------------------------------------------------------------

NET INCOME                                               $6,148           $7,935            $6,906           $9,108
===================================================================================================================

Net income per common share - basic                      $ 0.21          $  0.27            $ 0.23           $ 0.30
Net income per common share - diluted                      0.20             0.26              0.23             0.30
Dividends per common share                                 0.24             0.24              0.24             0.24


                                                                      1996 Interim Period Ended
                                                      -------------------------------------------------------------
                                                       March 23         June 15         September 7     December 28
                                                      (12 Weeks)       (12 Weeks)        (12 Weeks)      (16 Weeks)
===================================================================================================================
NET SALES AND OTHER OPERATING REVENUES                 $110,604         $112,639          $107,718         $146,054

Cost of sales                                            55,519           53,544            52,823           70,829
Selling and delivery expenses                            42,964           42,852            40,996           54,968
General and administrative expenses                       4,300            4,952             4,945            7,834
Provisions for profit-sharing
    retirement plan                                       1,003            1,117             1,013            1,344
===================================================================================================================
PROFIT FROM OPERATIONS                                    6,818           10,174             7,941           11,079
Other income, net                                         1,472              737             1,247            1,312
Income taxes                                              3,199            4,182             3,951            4,856
===================================================================================================================
NET INCOME                                             $  5,091         $  6,729          $  5,237         $  7,535
===================================================================================================================

Net income per common share - basic                    $   0.17         $   0.22          $   0.17         $   0.25
Net income per common share - diluted                      0.17             0.22              0.17             0.25
Dividends per common share                                 0.24             0.24              0.24             0.24
===================================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

During 1997, Lance, Inc. ("the Company" or "Lance") continued the execution of its strategic plan to increase market share through profitable sales growth. The Company expanded its advertising, promotion and new product development to increase its penetration in key distribution channels.

Lance also improved its operating and distribution efficiencies to reduce costs. The Company sold underperforming assets and reinvested the proceeds to upgrade manufacturing and distribution systems. These strategies have allowed Lance to increase revenues and improve operating profitability during the year.

RESULTS OF OPERATIONS, 1997 COMPARED TO 1996
(Amounts in millions)


                                                    1997                        1996                    CHANGE
---------------------------------------------------------------------------------------------------------------------
Revenues                                         $486.8      100.0%         $477.0      100.0%        $9.9        2.1%
---------------------------------------------------------------------------------------------------------------------

Cost of sales                                     228.6       47.0%          232.7       48.8%        (4.1)      (1.8%)
Selling and delivery costs                        187.0       38.4%          181.8       38.1%         5.2        2.9%
General and administrative costs                   20.6        4.2%           22.0        4.6%        (1.4)      (6.4%)
Profit-sharing provisions                           5.5        1.1%            4.5        0.9%         1.0       22.2%
---------------------------------------------------------------------------------------------------------------------

Total cost of sales and
 operating expenses                               441.7       90.7%          441.0       92.5%         0.7        0.2%
---------------------------------------------------------------------------------------------------------------------

Operating profit                                   45.1        9.3%           36.0        7.5%         9.1       25.3%
Other income, net                                   3.6        0.7%            4.8        1.0%        (1.2)     (25.0%)
Income taxes                                       18.6        3.8%           16.2        3.4%         2.4       14.8%
---------------------------------------------------------------------------------------------------------------------

Net income                                       $ 30.1        6.2%         $ 24.6        5.2%        $5.5       22.4%
=====================================================================================================================

REVENUES

Net sales and other operating revenue increased $9.9 million, or 2.1% due to higher unit volume of Lance branded products and private label goods. The increased unit volume was a result of expanded advertising and promotional programs as well as expanded participation in key distribution channels. The increase in 1997 revenues occurred during the Company's first three quarters with a slight decrease in the fourth quarter.

COST OF SALES AND OPERATING EXPENSES

Cost of sales of $228.6 million decreased to 47.0% of revenues for 1997, compared to $232.7 million, or 48.8%, in 1996. This improvement was primarily due to lower raw materials costs and effective expense control on labor and overhead items. The cost of sales percentage was also favorably impacted by improvements in production efficiencies achieved through the Company's modernization initiatives.

Selling and delivery expenses in 1997 increased $5.2 million in 1997, or 2.9% over prior year and to 38.4% of revenues. This increase primarily reflects expanded advertising and media promotion activities to increase market share for Lance branded products. This increase was partially offset by lower distribution costs reflecting efficiencies in the route distribution system.

General and administrative expenses for 1997 were $1.4 million lower than prior year. This decrease was due primarily to a reduction in severance provisions and a reduction in outside consulting fees associated with information systems implementation.

The provision for profit sharing contributions increased $1.0 million during 1997 due to higher operating profits.

OTHER INCOME AND INCOME TAXES

Other income decreased $1.3 million in 1997 primarily due to a net decrease in gain on assets sold during the year. Income tax expense as a percentage of revenues increased from 3.4% in 1996 to 3.8% in 1997 due to the utilization of loss carryforwards in 1996.

NET INCOME

As a result of the factors discussed above, net income increased $5.5 million to $30.1 million in 1997.


RESULTS OF OPERATIONS, 1996 COMPARED TO 1995
(Amounts in millions)

                                                    1996                        1995                    CHANGE
---------------------------------------------------------------------------------------------------------------------
Revenues                                         $477.0      100.0%         $480.8      100.0%       $(3.8)      (0.8%)
---------------------------------------------------------------------------------------------------------------------
Cost of sales                                     232.7       48.8%          240.6       50.0%        (7.9)      (3.3%)
Selling and delivery costs                        181.8       38.1%          191.2       39.8%        (9.4)      (4.9%)
General and administrative costs                   22.0        4.6%           18.9        3.9%         3.1       16.4%
Profit sharing provisions                           4.5        0.9%            4.9        1.0%        (0.4)      (8.2%)
Restructuring charges                                 -        0.0%           35.9        7.5%       (35.9)     100.0%)
---------------------------------------------------------------------------------------------------------------------
Total cost of sales and
 operating expenses                               441.0       92.5%          491.5      102.2%       (50.5)     (10.3%)
---------------------------------------------------------------------------------------------------------------------
Operating profit                                   36.0        7.5%          (10.7)      -2.2%        46.7      436.4%
Other income, net                                   4.8        1.0%            0.6        0.1%         4.2      700.0%
Income taxes                                       16.2        3.4%           (3.2)      -0.7%        19.4      606.3%
---------------------------------------------------------------------------------------------------------------------
Net income                                       $ 24.6        5.2%         $ (6.9)      -1.4%       $31.5      456.5%
=====================================================================================================================

REVENUES

Net sales and other operating revenue decreased $3.8 million, or 0.8% due primarily to route profitability improvement efforts and severe weather during the first quarter. The revenue decline was partially offset by an increase in unit volume and prices for the Company's private label products.

COST OF SALES AND OPERATING EXPENSES

Cost of sales of $232.7 million decreased to 48.8% of revenues for 1996, compared to $240.6 million, or 50.0%, in 1995. This improvement was due largely to lower labor and overhead costs resulting from the closing of the Texas and South Carolina production facilities in 1996. The cost of sales percentage was also favorably impacted by improvements in production efficiencies achieved at the Iowa and North Carolina facilities.

Selling and delivery expenses in 1996 decreased $9.4 million in 1996, or 4.9% compared to prior year. This reduction reflects improvements in the effectiveness of Lance's route sales system and vending operations.

General and administrative expenses were $3.1 million higher in 1996. This increase was due primarily to employee severance and early retirement programs initiated during the year. Increases in general and administrative costs attributed to information systems implementation and incentive compensation provisions were partially offset by costs eliminated through the restructuring efforts.

The Company's restructuring plan was completed during 1996 with no additional charges incurred during the year.

The provision for profit-sharing contributions decreased $0.4 million during 1996. The 1995 provision excluded the impact of restructuring and other one-time charges in determining profitability and also provided for discretionary contributions. The 1996 provision was determined under the plan formula.

OTHER INCOME AND INCOME TAXES

Other income increased $4.2 million in 1996 primarily due to the absence of certain one-time charges recorded in 1995 and gain on impaired assets sold during the year. Income tax expense increased due to a return to profitability in 1996.

NET INCOME

As a result of the factors discussed above, net income increased $31.5 million to $24.6 million in 1996.


IMPACT OF INFLATION AND CHANGING PRICES

The impact of inflation on Lance has lessened in recent years as the rate of inflation has declined. The effects of rising costs cannot always be passed along to customers through price increases because of competitive conditions. The Company attempts to minimize the effects of inflation on its operations through improvements in operating efficiencies.

YEAR 2000 COMPLIANCE FOR SYSTEMS AND APPLICATIONS

Lance management has initiated a company-wide program to prepare the Company's computer systems and applications for the year 2000 including an assessment of compliance of its customers and key vendors. Costs for testing and conversion of system applications is expected to total approximately $0.5 million to $1.0 million over the next two years. The Company expects to incur internal staff costs as well as consulting and other expenses related to infrastructure and facilities enhancements necessary to prepare the systems for the year 2000. A significant portion of these costs are not likely to be incremental costs to the Company, but rather will represent the redeployment of existing information technology resources.

FINANCIAL POSITION

LIQUIDITY

In 1997, Lance increased its liquidity by generating an additional $4.2 million of cash and marketable securities. The Company continues its ability to meet regular operating needs, capital investment program, cash dividends and stock repurchases through its cash flow from operations and investments. A conservative investment strategy of investing in bank paper and government securities provides ready funds to meet operating, capital and other requirements. Lance also has a $5 million bank line of credit, which was unused in 1997. There are no immediate plans for its use in 1998.

CAPITAL RESOURCES

Net cash flow from operations provided $55.9 million in 1997, a decrease of $6.9 million from 1996. This decrease is attributed to changes in the Company's operating assets and liabilities during 1997 as follows:

        A $2.0 million increase in accounts receivable due to higher sales and timing of billing cycle,

        A $4.3 million decline in inventories reflecting improved inventory managment and production scheduling,

        A $1.2 million decrease in accounts payable due to timing of disbursements,

        A $1.5 million decrease in accrued compensation reflecting reduction of employee severance,

        A $1.8 million increase in accrual for profit sharing and accrued income taxes due to increased profits,

        A $1.3 million decline in the accruals for insurance claims reflecting the workforce reductions associated with the 1996 plant closings in Texas and South Carolina,

        A net increase of $3.6 million in deferred income taxes due to utilization of deferred tax assets from the sale of impaired property and equipment and

        A $1.7 million increase in other payables and accrued liabilities due to timing of disbusrements.

CAPITAL SPENDING

The Company's capital spending totaled $34.1 million in 1997 reflecting a $14.9 million increase over 1996. 1997 capital spending included replacement and upgrades for production, information systems, transportation and vending equipment. Sales of underutilized assets, including property and equipment from the South Carolina and Texas facilities closed in 1996 provided cash proceeds of $11.0 million in 1997.

Lance plans to continue its investment in facilities and equipment in 1998. At the end of 1997, commitments for capital expenditures totaled $17.4 million. Total 1998 capital spending is projected at 50% above 1997 levels. Planned expenditures include expanding and upgrading the number of vending machines, upgrading information systems and increased investment in modern production equipment.

The Company continued its cash dividend at $0.96 per share, which amounted to $28.7 million in 1997 compared to $28.9 million in 1996. During 1997, Lance repurchased 25,000 shares of its common stock. On February 17,1998, the Board of Directors authorized the repurchase of an additional 100,000 shares.

FIVE YEAR SUMMARY

Consolidated Financial Highlights
For the Five Fiscal Years Ended December 27, 1997
(In thousands, except per share data)


                                                1997            1996           1995*          1994           1993
                                             (52 WEEKS)      (52 Weeks)     (52 Weeks)     (53 Weeks)     (52 Weeks)
-------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS:
Net sales and other operating
        revenue                               $486,854       $477,015       $480,810        $487,982       $472,786
Loss from restructuring and
        impairment                                   -              -        (35,897)              -              -
Profit (loss) from operations                   45,119         36,012        (10,682)         42,294         47,392
Income (loss) before income taxes               48,688         40,780        (10,100)         42,027         48,507
Income taxes (benefit)                          18,591         16,188         (3,161)         17,343         19,531
Net income (loss)                               30,097         24,592         (6,939)         26,984         30,798
AVERAGE NUMBER OF COMMON
        SHARES OUTSTANDING                      29,893         30,075         30,400          30,774         31,236
PER SHARE OF COMMON STOCK:
Profit (loss) from operations - basic         $   1.51           1.12       $  (0.43)       $   1.30       $   1.45
Profit (loss) from operations - diluted       $   1.50           1.12       $  (0.43)       $   1.30       $   1.44
Net income (loss) - basic                         1.01           0.82          (0.23)           0.88           0.99
Net income (loss) - diluted                       1.00           0.82          (0.23)           0.88           0.98
Cash dividends                                    0.96           0.96           0.96            0.96           0.96
FINANCIAL STATUS AT YEAR-END:
Total assets                                  $252,740       $247,205       $251,345        $296,996       $308,474


* 1995 financial data reflects the effect of restructuring and other one-time charges


MARKET AND DIVIDEND INFORMATION

The Company had 4,903 stockholders of record at February 20, 1998.

The $.83-1/3 par value Common Stock of Lance, Inc. is traded in the over-the-counter market under the symbol LNCE and transactions are reported on The Nasdaq Stock Market. The following table sets forth the high and low sales prices and dividends paid during the interim periods in fiscal years 1997 and 1996.

     1997 INTERIM
                                                             HIGH                   LOW               DIVIDENDS
        PERIODS                                              PRICE                  PRICE               PAID
        -------                                              -------                --------            ------
     First...............................................    $19 3/4                $17 1/4             $ 0.24
     Second..............................................     20 1/2                 17 1/2               0.24
     Third...............................................     22 3/4                 18 5/8               0.24
     Fourth..............................................     26 1/2                 20 1/4               0.24

     1996 INTERIM
                                                             HIGH                   LOW               DIVIDENDS
        PERIODS                                              PRICE                  PRICE               PAID
        -------                                              -------                ---------           ------
     First...............................................    $18 1/8                $15 3/8             $ 0.24
     Second..............................................     17 1/4                 15 3/16              0.24
     Third...............................................     17 1/2                 16 1/8               0.24
     Fourth..............................................     18 7/8                 17                   0.24