Form 10-K, Exhibit 13
period 1998-12-26
LANCE INC
filed 1999-03-25
CIK 57528

                                                                      EXHIBIT 13
                  1998 ANNUAL REPORT TO STOCKHOLDERS (EXCERPT)


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Amounts in millions)

Overview

The Company manufactures, markets and distributes a variety of branded and private label snack foods and bakery products. Product categories include branded sandwich crackers, sandwich cookies, restaurant crackers and bread basket items, candy, chips, meat snacks, nuts and private label cookies and crackers, of which approximately 76% are manufactured and approximately 24% are purchased for resale. Products are distributed through the Company's direct-store-delivery ("DSD") system and through direct shipments via the Company's transportation fleet and/or third party common carriers. Products are packaged as individual, single servings for certain accounts and as larger packages or multi-pack configurations for other types of accounts.

The Company's branded products are distributed to grocery stores, convenience stores, Company-owned and third party vending machines, food service institutions, and through "up and down the street" outlets such as recreational facilities, offices and independent retailers. Private label cookies and crackers are distributed primarily to grocery stores and mass merchants. Branded and private label sales are fairly evenly distributed among these outlets. The majority of branded product sales occur within a 24-state area in the southeastern U.S. where the Company's DSD system operates. Private label sales occur throughout the U.S. and in Canada.

Since late 1995 and early 1996, the Company has initiated a number of activities to revitalize its operations and position itself for future growth. These activities include cost reductions, systems development, organizational improvements, sales/marketing initiatives and external development planning.

The Company's cost reduction efforts began in 1995 upon the announcement of two plant closures and consolidation of certain of its DSD territories. Although those specific efforts were completed in 1996, the cost reduction efforts continue in most every aspect of the Company. Significant progress has been made within manufacturing and distribution areas through process improvements and capital expenditures. Raw material costs have also had a favorable impact through lower commodity costs for flour and peanuts and through improved relationships with vendors.

In late 1995, the Company began the replacement of every major information system within the Company. These efforts concluded during 1998 with the implementation of the new route management system for the Company's DSD operations and with the rollout of new handheld computers used by the DSD field sales representatives.

During 1998, the Company appointed its new Vice President of Sales, filling a key position on its senior management team. The senior management team has extensive experience in the food and beverage industry and has also recruited a number of excellent mid-level managers to complement positions held by long-term Company employees. Senior management has established a clear direction that focuses on the Company's strengths in its brands, private label operations and distribution capabilities. To supplement internal growth capabilities, the Company is also exploring external growth opportunities that would fit within its strategic plans.

The Company's strategic plans call for sales growth that is driven by improved sales and marketing initiatives. These improvements will be funded through continued cost reduction activities. To date, the sales and marketing initiatives have met with mixed success. Costs have been reduced very successfully in manufacturing and certain distribution operations, but the expenditures in sales and marketing have not yet generated the planned profitable sales growth.

RESULTS OF OPERATIONS

1998 COMPARED TO 1997                                         1998                        1997                       CHANGE
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                             $ 486.4        100.0%       $ 486.8        100.0%        $ (0.4)       (0.1%)
Cost of sales                                          222.2         45.7%         228.6         47.0%           6.4         2.8%
-----------------------------------------------------------------------------------------------------------------------------------
  Gross margin                                         264.2         54.3%         258.2         53.0%           6.0         2.3%
Selling, marketing and delivery expenses               199.1         40.9%         187.0         38.4%         (12.1)       (6.5%)
General and administrative expenses                     19.5          4.0%          20.6          4.2%           1.1         5.3%
Provisions for employees' retirement plans               5.5          1.1%           5.5          1.1%          --          --
-----------------------------------------------------------------------------------------------------------------------------------
  Total operating expenses                             224.1         46.1%         213.1         43.8%         (11.0)       (5.2%)
-----------------------------------------------------------------------------------------------------------------------------------
Operating profit                                        40.1          8.2%          45.1          9.3%          (5.0)      (11.1%)
Other income, net                                        3.6          0.7%           3.6          0.7%          --          --
Income taxes                                            16.1          3.3%          18.6          3.8%           2.5        13.4%
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                           $  27.6          5.7%       $  30.1          6.2%        $ (2.5)       (8.3%)
-----------------------------------------------------------------------------------------------------------------------------------

Revenues decreased $0.4 million, or 0.1%, despite a significant increase in selling and marketing costs that were aimed at increasing unit volume. Sales volume increases through grocery (both branded and private label products) and vending accounts were offset by lower sales volume through "up and down the street", convenience and food service accounts. During the fourth quarter of 1998, a new breakfast line of pastry and cake items was introduced, but sales were not material during the period.

Gross margin improved by 1.3 percentage points to 54.3% in 1998 primarily as a result of process improvements and lower raw material costs. Unit labor costs were reduced through labor-reducing capital expenditures while raw material utilization improved through better controlled manufacturing processes. The full year gross margin improvement was hampered late in the third quarter and during the fourth quarter when equipment start-up inefficiencies occurred, primarily in private label production. By the end of the fourth quarter, the equipment was running near targeted levels.

The $12.1 million increase in selling, marketing and delivery costs included higher trade promotions; higher personnel and depreciation costs related to vending sales; and, higher compensation and training costs for DSD field sales personnel. In addition, the implementation of two major information systems caused higher personnel and other costs. Partially offsetting these cost increases were lower incentive provisions as a result of lower-than-planned revenue and earnings performance. While the cost increases did not result in overall improved revenues in 1998, management believes accomplishments during 1998 will improve the opportunity for increased revenues in 1999 and beyond. General and administrative expenses declined $1.1 million primarily through efficiencies and lower advisory fees.

Other income includes interest and dividend income on cash and marketable securities and gains/losses on dispositions of assets. Interest and dividend income declined during 1998 as the Company used cash for its capital expenditure program. The effective income tax rate was reduced from 38.2% in 1997 to 36.9% in 1998 due to changes in the composition of its earnings.

1997 COMPARED TO 1996                                     1997                         1996                      CHANGE
------------------------------------------------------------------------------------------------------------------------------
Revenues                                        $ 486.8        100.0%        $ 477.0        100.0%         $ 9.8         2.1%
Cost of sales                                     228.6         47.0%          232.7         48.8%           4.1         1.8%
  Gross margin                                    258.2         53.0%          244.3         51.2%          13.9         5.7%
------------------------------------------------------------------------------------------------------------------------------
Selling, marketing and delivery expenses          187.0         38.4%          181.8         38.1%          (5.2)       (2.9%)
General and administrative expenses                20.6          4.2%           22.0          4.6%           1.4         6.4%
Provisions for employees' retirement plans          5.5          1.1%            4.5          0.9%          (1.0)      (22.2%)
    Total operating expenses                      213.1         43.8%          208.3         43.7%          (4.8)       (2.3%)
------------------------------------------------------------------------------------------------------------------------------
Operating profit                                   45.1          9.3%           36.0          7.5%           9.1        25.3%
Other income, net                                   3.6          0.7%            4.8          1.0%          (1.2)      (25.0%)
Income taxes                                       18.6          3.8%           16.2          3.4%          (2.4)      (14.8%)
Net income                                      $  30.1          6.2%        $  24.6          5.2%         $ 5.5        22.4%
------------------------------------------------------------------------------------------------------------------------------

Revenues increased $9.8 million, or 2.1%, due to higher unit volume throughout virtually all distribution outlets. The increased unit volume was a result of expanded advertising and promotional programs as well as expanded participation in key distribution channels.

Gross margin improved from 51.2% in 1996 to 53.0% in 1997. The 1.8 percentage point improvement came from lower raw material costs, more effective expense control on labor and overhead items and through improved efficiencies from new manufacturing equipment.

Selling, marketing and delivery costs increased $5.2 million to 38.4% of revenues. This increase reflects expanded advertising and promotional activities for branded products. This increase was partially offset by lower distribution costs reflecting efficiencies in the DSD system. General and administrative expenses declined $1.4 million due primarily to a reduction in severance provisions recorded in 1996 and from lower outside consulting fees associated with implementations of information systems.

Other income decreased $1.2 million in 1997 primarily due to a net decrease in gains on dispositions of property. The effective income tax rate was reduced from 39.7% in 1996 to 38.2% in 1997 due to changes in the composition of its earnings.

Liquidity and Capital Resources

Traditionally, the Company has met its liquidity needs for capital expenditures, cash dividends and stock repurchases through cash from operations and investments. In addition, the Company has maintained relatively high liquidity and no outstanding debt. During 1998, the Company increased its capital expenditures to a planned level of almost $55 million, a peak level in recent history and for the foreseeable future, while maintaining the annual dividend rate of $0.96 per share. As a result, cash and marketable securities were reduced by $42.5 million to $17.0 million at the end of 1998. The Company also has a $5 million bank line of credit, which was unused during 1998.

Working capital (other than cash and marketable securities) increased in 1998 to $36.1 million from $22.8 million at the end of 1997. This increase of $13.3 million along with reduced profitability resulted in net cash flow from operating activities of $37.8 million as compared to $56.1 million a year ago. The working capital increase came primarily from higher levels of receivables, inventories and prepaid income taxes. Receivables increased due to increases in sales on credit terms for private label accounts and due to accommodations during the information systems implementations. Inventories in the DSD field sales organization increased due to the rollout of the breakfast line of cakes and due to promotional activities planned for first quarter of 1999.

Capital expenditures increased to $54.7 million in 1998 with nearly $16.0 million relating to the implementation of information systems. Other major capital expenditures included cost-reducing manufacturing equipment, added capacity for private label cookie and cracker production and vending machines and vending-related equipment. The Company plans to continue capital expenditures in three major areas: cost-reducing equipment, sales-enhancing equipment such as vending machines and point-of-sale displays, and normal replacement to maintain service levels. Expenditures for 1999 are expected to amount to $30 to $35 million, of which $14.6 million had been committed as of the end of 1998.

The Company continued its cash dividend at $0.96 per share amounting to $28.8 million in 1998 compared to $28.7 million in 1997. On February 16, 1999, the Board of Directors authorized the repurchase of up to 100,000 shares on the open market. The 12,379 shares purchased in 1998 were in connection with stock option exercises.

As the Company evaluates its external development opportunities, the Company may utilize all of its existing cash and marketable securities and consider taking on indebtedness.

Market Risk

Raw materials used by the Company are exposed to the impact of changing commodity prices, particularly the price of wheat used for flour. Accordingly, the Company enters into commodity future and option contracts to manage fluctuations in prices of anticipated purchases of certain raw materials. The Company's Board-approved policy is to use such commodity derivative financial instruments only to the extent necessary to manage these exposures. The Company does not use these financial instruments for trading purposes.

Since the Company uses commodity price-sensitive instruments to hedge a certain portion of its existing and anticipated transactions, any loss in value for these instruments generally would be offset by increases in the value for the hedged transactions. At December 26, 1998, the Company's position included futures contracts for 425,000 bushels of wheat maturing during 1999 with contract and fair market values each totaling $1.3 million. A 10% decrease in the cost of wheat futures at the time of offset or maturity would result in a $0.13 million realized loss.

Year 2000 Readiness

The Company has organized its activities to address Year 2000 issues in four phases: (1) initial assessment and project organization; (2) remediation and testing; (3) assessment of third-party readiness and impacts and (4) contingency planning. The timing of each of these phases overlap each other. The Company has completed the first phase, which included an assessment of hardware and software applications; implementation of a vendor management program; awareness training throughout the Company; establishment of compliance testing principles and standards; and development of the project master plan.

The second phase consists of remediation and testing. All critical internal hardware and software applications (commonly referred to as "IT systems") have been remediated and tested. A comprehensive, integrated test of all applications is planned for the second quarter of 1999. Other applications not internal to the Company (commonly referred to as "non-IT systems") include applications such as energy supply, telecommunications, facility operation and security, automated production controllers and financial services such as banking and benefit plan administration. In addition, the Company has non-IT systems included in its vending machine operations and DSD system. Remediation and testing for non-IT systems has begun and is expected to be completed for all critical applications by the end of the second quarter of 1999.

The third phase, assessment of third party readiness and impacts, has also begun and is expected to be completed by mid-1999. The Company has received a majority of responses to initial inquiries of material third party relationships. The Company plans to validate readiness responses for its key relationships as it assesses its contingency planning requirements. The Company's key relationships include suppliers of flour, peanuts, peanut butter, energy and production and distribution equipment. The fourth phase, contingency planning, began in the fourth quarter of 1998 and is expected to be completed early in the fourth quarter of 1999.

Year 2000 compliance costs are expected to range from $0.7 million to $1.0 million of external costs, of which approximately $0.5 million have been incurred. In addition, the Company is using internal resources for a cross-functional steering committee and three project co-managers. The estimated compliance costs do not include costs for system replacements. Essentially all of the Company's systems have been replaced during the last three years as part of the integrated information systems project initiated in late 1995.

At this stage of the Company's Year 2000 readiness activities, the Company's assessment is that the failure of non-IT systems and lack of readiness by third parties would not have a material adverse effect on revenues since a majority of sales are to a large number and wide variety of customers. While such failures would likely cause increased operating expenses, the Company does not expect a material effect on the results of operations, liquidity or financial condition. The Company will continue to assess possible increased operating expenses as the Company's Year 2000 readiness activities continue.

Forward-Looking Statements

This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those forward-looking statements. Factors that may cause actual results to differ materially include, price competition, industry consolidation, raw material costs, effectiveness of sales and marketing activities and effectiveness of Year 2000 readiness activities, as described in the Company's filings with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

LANCE, INC. AND SUBSIDIARIES
For the Fiscal Years Ended December 26, 1998, December 27, 1997 and December 28, 1996 (In thousands, except share and per share data)

                                                                   1998                       1997                    1996
-----------------------------------------------------------------------------------------------------------------------------
NET SALES AND OTHER OPERATING REVENUE                            $ 486,432                 $ 486,854               $ 477,015
-----------------------------------------------------------------------------------------------------------------------------

COST OF SALES AND OPERATING EXPENSES
Cost of sales                                                      222,228                   228,583                 232,715
Selling, marketing and delivery                                    199,134                   187,047                 181,780
General and administrative                                          19,482                    20,649                  22,031
Provisions for employees' retirement plans                           5,513                     5,456                   4,477

-----------------------------------------------------------------------------------------------------------------------------

Total costs and expenses                                           446,357                   441,735                 441,003
-----------------------------------------------------------------------------------------------------------------------------

OPERATING PROFIT                                                    40,075                    45,119                  36,012

OTHER INCOME, NET (including interest
       income of  $1,906 in 1998, $2,581 in
       1997 and $2,221 in 1996)                                      3,668                     3,569                   4,768
-----------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                                          43,743                    48,688                  40,780

Income taxes                                                        16,135                    18,591                  16,188
-----------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                        $ 27,608                  $ 30,097                $ 24,592
-----------------------------------------------------------------------------------------------------------------------------


EARNINGS PER SHARE
       Basic                                                        $ 0.92                    $ 1.01                  $ 0.82
       Diluted                                                      $ 0.92                    $ 1.00                  $ 0.82
-----------------------------------------------------------------------------------------------------------------------------
       Weighted average shares outstanding - basic              29,925,000                29,893,000              30,075,000
       Weighted average shares outstanding - diluted            30,043,000                30,018,000              30,086,000
-----------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

LANCE, INC. AND SUBSIDIARIES
December 26, 1998 and December 27, 1997
(In thousands)

ASSETS                                                                   1998                 1997
-----------------------------------------------------------------------------------------------------

CURRENT ASSETS
    Cash and cash equivalents                                           $ 7,856             $ 34,040
    Marketable securities                                                 9,126               25,430
    Accounts receivable (less allowance for doubtful
         accounts of  $1,275 and $1,054, respectively)                   39,616               34,057
    Inventories                                                          20,331               17,882
    Prepaid income taxes                                                  2,800                   --
    Deferred income tax benefit                                           5,808                6,913
    Prepaid expenses and other                                            1,943                1,275
-----------------------------------------------------------------------------------------------------

          Total current assets                                           87,480              119,597

Property, plant and equipment, net                                      161,683              130,264
Other                                                                     2,240                2,879
-----------------------------------------------------------------------------------------------------
          TOTAL ASSETS                                                $ 251,403            $ 252,740
-----------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------

CURRENT LIABILITIES
   Accounts payable                                                     $ 9,231             $  5,821
   Accrued compensation                                                  10,969               13,142
   Accrued profit-sharing retirement plan                                 4,916                5,396
   Accrued income taxes                                                      --                1,072
   Accrual for insurance claims                                           4,173                4,632
   Other payables and accrued liabilities                                 5,102                7,215
----------------------------------------------------------------------------------------------------

          Total current liabilities                                      34,391               37,278
-----------------------------------------------------------------------------------------------------

OTHER LIABILITIES AND DEFERRED CREDITS
    Deferred income taxes                                                12,122               10,005
    Accrued postretirement health care costs                             12,350               11,180
    Accrual for insurance claims                                          3,529                4,449
    Supplemental retirement benefits                                      2,927                3,306
----------------------------------------------------------------------------------------------------

         Total other liabilities and deferred credits                    30,928               28,940
-----------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
     Common stock                                                        24,991               24,936
     Preferred stock                                                         --                   --
     Additional paid in capital                                           1,981                  999
     Unamortized portion of restricted stock awards                        (502)                (488)
     Retained earnings                                                  159,524              160,682
     Net unrealized gain on marketable securities                            90                  393
-----------------------------------------------------------------------------------------------------

          Total stockholders' equity                                    186,084              186,522
-----------------------------------------------------------------------------------------------------

          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $ 251,403            $ 252,740
-----------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

LANCE, INC. AND SUBSIDIARIES
For the Fiscal Years Ended December 26, 1998, December 27, 1997 and December 28, 1996 (In thousands, except share data)

                                                                                   Unamortized
                                                                                    Portion of                Accumulated
                                                                     Additional     Restricted                   Other
                                                          Common       Paid-in        Stock      Retained   Comprehensive
                                             Shares        Stock       Capital        Awards     Earnings       Income       Total
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 30, 1995                 30,337,265    $ 25,281       $  --         $  --     $ 170,964       $ 298     $ 196,543

Comprehensive income:
      Net income                                    -           -           -             -        24,592           -        24,592
      Net change in unrealized gains
         on marketable securities, net
         of tax effect of ($28)                     -           -           -             -             -         (43)          (43)
                                                                                                                      --------------
    Total comprehensive income                      -           -           -             -             -           -        24,549
                                                                                                                      --------------
Cash dividends paid to stockholders                 -           -           -             -       (28,879)          -       (28,879)

Purchases of common stock                    (449,000)       (374)          -             -        (6,977)          -        (7,351)

------------------------------------------------------------------------------------------------------------------------------------
Balance, December 28, 1996                 29,888,265      24,907           -             -       159,700         255       184,862

Comprehensive income:
      Net income                                    -           -           -             -        30,097           -        30,097
      Net change in unrealized gains
         on marketable securities, net
         of tax effect of $90                       -           -           -             -             -         138           138
                                                                                                                      --------------
      Total comprehensive income                    -           -           -             -             -           -        30,235
                                                                                                                      --------------
Cash dividends paid to stockholders                 -           -           -             -       (28,699)          -       (28,699)

Stock options exercised                        29,822          25         328             -             -           -           353

Issuance of restricted stock                   30,200          25         671         (488)             -           -           208

Purchases of common stock                     (25,000)        (21)          -             -          (416)          -          (437)


------------------------------------------------------------------------------------------------------------------------------------
Balance, December 27, 1997                 29,923,287      24,936         999         (488)       160,682         393       186,522
Comprehensive income:
      Net income                                    -           -           -             -        27,608           -        27,608
      Net change in unrealized gains
         on marketable securities, net
         of tax effect of ($198)                    -           -           -             -             -        (303)         (303)
                                                                                                                      --------------
      Total comprehensive income                    -           -           -             -             -           -        27,305
                                                                                                                      --------------
Cash dividends paid to stockholders                 -           -           -             -       (28,766)          -       (28,766)

Stock options exercised                        60,901          50       1,039             -             -           -         1,089

Issuance of restricted stock, net
    of cancellations                           17,401          15         230          (14)             -           -           231

Purchases of common stock                     (12,379)        (10)       (287)            -             -           -          (297)


------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 26, 1998                 29,989,210    $ 24,991     $ 1,981       ($ 502)     $ 159,524        $ 90     $ 186,084
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

LANCE, INC. AND SUBSIDIARIES
For the Fiscal Years Ended December 26, 1998, December 27, 1997 and December 28, 1996 (In thousands)


                                                                     1998           1997           1996
----------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net income                                                         $ 27,608       $ 30,097       $ 24,592
Adjustments to net income:
       Depreciation                                                  21,726         20,025         20,295
       Gain on sale of property, net                                   (823)          (976)        (1,953)
       Deferred income taxes                                          3,222          3,638          2,485
       Other, net                                                       260            208          1,116
      Changes in operating assets and liabilities:
           Accounts receivable                                       (5,559)        (2,007)        (2,877)
           Prepaid income taxes                                      (2,800)             -          4,765
           Inventory                                                 (2,449)         4,615         10,346
           Prepaid expenses and other current assets                   (668)           533           (438)
           Accounts payable                                           3,410         (1,229)           618
           Accrued income taxes                                      (1,072)           930            129
           Other payables and accrued liabilities                    (5,023)           293          4,374
----------------------------------------------------------------------------------------------------------

Net cash flow from operating activities                              37,832         56,127         63,452
----------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchases of property and equipment                                 (54,659)       (34,129)       (19,223)
Proceeds from sale of property                                        2,337         11,009          3,689
Purchases of marketable securities                                   (1,853)       (16,103)       (10,276)
Maturities of marketable securities                                   6,201         12,125         11,917
Sales of marketable securities                                       11,917          4,050          4,747
Other, net                                                               38            (20)           312
----------------------------------------------------------------------------------------------------------

Net cash used in investing activities                               (36,019)       (23,068)        (8,834)
----------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Dividends paid                                                      (28,766)       (28,699)       (28,879)
Issuance (purchase) of common stock, net                                792            (84)        (7,351)
Other, net                                                              (23)            --             --
----------------------------------------------------------------------------------------------------------

Net cash used in financing activities                               (27,997)       (28,783)       (36,230)
----------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    (26,184)         4,276         18,388
CASH AND CASH EQUIVALENTS AT BEGINNING OF FISCAL YEAR                34,040         29,764         11,376
----------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF FISCAL YEAR                    $  7,856       $ 34,040       $ 29,764
----------------------------------------------------------------------------------------------------------

SUPPLEMENTAL INFORMATION
Income taxes paid                                                  $ 16,497       $ 14,050       $ 10,829
----------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                          LANCE, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                     December 26, 1998 and December 27, 1997


(1)        OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING  POLICIES

           OPERATIONS

           Lance, Inc. and subsidiaries (the Company) manufactures, markets and distributes a variety of branded and private label snack foods and bakery products. Products are distributed through the Company's direct-store-delivery ("DSD") system and through direct shipments via the Company's transportation fleet and/or third party common carriers. Branded products are distributed to grocery stores, convenience stores, Company-owned and third party vending machines, food service institutions, and through "up and down the street" outlets such as recreational facilities, offices and independent retailers. Sales are concentrated primarily in the Southeastern United States. The Company's policy is to recognize a sale at the time the product is delivered to the customer.

           PRINCIPLES OF CONSOLIDATION

           The accompanying consolidated financial statements include in consolidation the accounts of Lance, Inc. and its subsidiaries. All material intercompany items have been eliminated. Certain prior year amounts shown in the accompanying consolidated financial statements have been reclassified for consistent presentation.

           USE OF ESTIMATES

           Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Examples include provisions for bad debts and the useful lives of buildings and equipment. Actual results may differ from these estimates.

           FAIR VALUE OF FINANCIAL INSTRUMENTS

           The carrying amount of cash and cash equivalents, receivables, marketable securities and accounts payable approximate fair value.

           CASH AND CASH EQUIVALENTS

           The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

           MARKETABLE SECURITIES

           Marketable securities at December 26, 1998 and December 27, 1997 are principally instruments of the U.S. government and its agencies, of state governments, and of municipalities. Debt and marketable equity securities are classified in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. All of the Company's marketable securities were classified available-for-sale at December 26, 1998 and December 27,1997.

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

           INVENTORIES AND DERIVATIVE FINANCIAL INSTRUMENTS

           The Company's primary raw materials include peanuts, peanut butter, flour and other similar grain products. Supplies principally consist of packaging materials, including overwrap film and boxes.

           Inventories are valued at the lower of cost or market; 80% of the cost of the inventories in 1998 and 78% in 1997 was determined using the last-in, first-out (LIFO) method and the remainder was determined using the first-in, first-out (FIFO) method.

           The Company enters into various forward purchase agreements and derivative financial instruments to reduce the impact of volatility in raw material ingredient prices. The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. These transactions meet the requirements for hedge accounting, including designation to specific inventory amounts and probable future purchases, and high correlation. Amounts payable or receivable under the agreements are recognized as deferred gains or losses and included in other assets or liabilities. These deferred amounts are charged or credited to cost of sales as the related raw materials are charged to operations.

           PROPERTY, PLANT AND EQUIPMENT

           Depreciation is computed using the straight-line method over the estimated useful lives of depreciable property ranging from 3 to 45 years. Property is recorded at cost less accumulated depreciation with the exception of assets held for disposal which are recorded at their estimated fair value. Upon retirement or disposal of any item of property, the cost is removed from the property account and the accumulated depreciation applicable to such item is removed from accumulated depreciation. Major renewals and betterments are capitalized, maintenance and repairs are expensed as incurred, and gains and losses on dispositions are reflected in income.

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

           The Company also provides supplemental retirement benefits to certain officers. Provision for these benefits, made over the period of employment of such officers, was $149,000 in 1998, $246,000 in 1997 and $278,000 in 1996.

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

           EARNINGS PER SHARE

           Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period.

           Dilutive earnings per share is calculated by including all dilutive common shares such as stock options. Dilutive potential shares were 118,000 in 1998, 125,000 in 1997 and 11,000 in 1996. Anti-dilutive shares totaling 106,000 in 1998, 46,000 in 1997 and 313,000 in 1996 were excluded from the dilutive earnings calculation. No adjustment to reported net income is required when computing diluted earnings per share.

           ADVERTISING AND CONSUMER PROMOTION COSTS

           The Company records the costs of all advertising and consumer promotion in the periods in which the advertising or promotion takes place. These costs amounted to $9,890,000, $12,630,000 and $7,674,000 for the fiscal years 1998, 1997 and 1996, respectively.

           NEW ACCOUNTING STANDARDS

           Comprehensive Income - On December 28, 1997, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. For the Company, comprehensive income consists of net income and net unrealized gains (losses) on securities and is presented in the consolidated statements of stockholders' equity and comprehensive income. The Statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

           Business Segments and Related Information - On December 28, 1997, the Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 establishes new standards of disclosure for information about operating segments of the enterprise and related disclosures about products and services, geographic areas and major customers. Given the similarities of products, production processes, customers, distribution methods and economic characteristics, the Company has aggregated its branded and private label segments for reporting purposes.

           Pension and Other Postretirement Benefits - On December 28, 1997, the Company adopted SFAS No. 132, Employers' Disclosures about Pension and Other Postretirement Benefits. SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. SFAS No. 132 does not change the method of accounting for such plans.

           Derivative Instruments and Hedging - SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, will be effective for the Company's 1999 fiscal year. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value. It also requires changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Given the Company's limited involvement with derivative instruments, management does not expect the adoption of this statement to have a material impact on the financial statements taken as a whole.

 (2)       MARKETABLE SECURITIES

           At December 26, 1998 and December 27, 1997, the Company has classified all investments as available-for-sale. The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value of the available-for-sale securities by major security type at December 26, 1998 and December 27, 1997 were as follows (in thousands):

                                                                       Gross           Gross
                                                                    Unrealized       Unrealized
                                                    Amortized         Holding         Holding
                                                      Cost             Gains           Losses       Fair Value
           ---------------------------------------------------------------------------------------------------

           At December 26, 1998:
                     Municipal obligations           $ 8,999           $ 127           $ --           $ 9,126
           ---------------------------------------------------------------------------------------------------

           TOTAL                                     $ 8,999           $ 127           $ --           $ 9,126
           ---------------------------------------------------------------------------------------------------

           At December 27, 1997:
                     U.S. government agencies        $ 5,501           $   2           $ (7)          $ 5,496
                     Municipal obligations            19,222             146             (6)           19,362
                     Equity securities                    58             518             (4)              572
           ---------------------------------------------------------------------------------------------------

           Total                                     $24,781           $ 666           $(17)          $25,430
           ---------------------------------------------------------------------------------------------------

           Maturities of investment securities were as follows at December 26, 1998 (in thousands):

                                                                       Amortized        Fair
                                                                          Cost         Value
           --------------------------------------------------------------------------------------

                    Due within one year                                 $ 2,491       $ 2,511
                    Due after one year through five years                 6,508         6,615
           --------------------------------------------------------------------------------------

           Total                                                        $ 8,999       $ 9,126
           --------------------------------------------------------------------------------------

(3)        INVENTORIES

           Inventories at December 26, 1998 and December 27, 1997 consisted of the following (in thousands):

                                                                        1998          1997
           -------------------------------------------------------------------------------------

           Finished goods                                             $ 16,627      $ 15,047
           Raw materials                                                 3,653         4,133
           Supplies, etc.                                                4,437         3,986
           -------------------------------------------------------------------------------------

           Total inventories at FIFO cost                               24,717        23,166
           Less: Adjustment to reduce FIFO cost to LIFO cost            (4,386)       (5,284)
           -------------------------------------------------------------------------------------

           Total inventories                                          $ 20,331      $ 17,882
           -------------------------------------------------------------------------------------

           At December 26, 1998 and December 27, 1997 the Company owned futures contracts to purchase 425,000 and 140,000 bushels of wheat totaling $1,275,000 and $491,000, respectively. These contracts serve to hedge the costs of flour due to a high correlation of price movements. The underlying quantity of flour represented by the contracts do not represent a significant quantity of the Company's annual flour usage and are expected to be realized within one year at no significant gain or loss to the Company.

(4)        PROPERTY, PLANT AND EQUIPMENT

           Property at December 26, 1998 and December 27, 1997 consisted of the following (in thousands):

                                                                  1998               1997
           ----------------------------------------------------------------------------------

           Land and land improvements                           $  11,414           $ 11,398
           Buildings                                               64,339             62,040
           Machinery, equipment and systems                       132,086            108,853
           Vending machines on location                            90,746             84,503
           Trucks and automobiles                                  30,794             28,676
           Furniture and fixtures                                   3,620              3,492
           Assets held for disposal                                 1,520              2,124
           Construction in progress                                22,864             20,189
           ----------------------------------------------------------------------------------

                                                                  357,383            321,275
           Accumulated depreciation and amortization             (195,700)          (191,011)
           ----------------------------------------------------------------------------------

           Property, plant and equipment, net                   $ 161,683           $130,264
           ----------------------------------------------------------------------------------

(5)        INCOME TAXES

           Income tax expense consists of the following (in thousands):

                                                 1998             1997           1996
           -----------------------------------------------------------------------------

              Current:
                    Federal                   $ 11,076         $ 12,433        $ 11,133
                    State and local              1,545            2,611           2,570
           -----------------------------------------------------------------------------

                                                12,621           15,044          13,703
           -----------------------------------------------------------------------------

              Deferred:
                    Federal                      3,348            3,310           2,162
                    State and local                166              237             323
           -----------------------------------------------------------------------------

                                                 3,514            3,547           2,485
           -----------------------------------------------------------------------------

             Total income tax expense         $ 16,135         $ 18,591        $ 16,188
           -----------------------------------------------------------------------------

           A reconciliation of the federal income tax rate to the Company's effective income tax rate follows:

                                                             1998        1997      1996
           -----------------------------------------------------------------------------

           Statutory income tax rate                         35.0%       35.0%     35.0%
                  State and local income taxes,
                       net of federal income tax benefit      2.5         3.7       4.8
                  Tax exempt interest                        (1.2)       (0.9)     (0.9)
                  Miscellaneous items, net                    0.6         0.4       0.8
           -----------------------------------------------------------------------------

           Income tax expense                                36.9%       38.2%     39.7%
           -----------------------------------------------------------------------------

           The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 26, 1998 and December 27, 1997 are presented below (in thousands):

                                                                                        1998           1997
           ---------------------------------------------------------------------------------------------------
           Deferred tax assets
                    Reserves for employee compensation benefits,
                         Deductible when paid for income tax purposes,
                         Accrued for financial reporting purposes                    $ 10,339       $ 11,010
                    Other reserves deductible when paid for income
                         tax purposes, accrued for financial reporting
                         Purposes                                                       1,828          1,684
                    Inventories, principally due to additional costs
                         Capitalized for income tax purposes                            1,599          1,629
                    Net state operating loss carryforwards (expiring
                         After 2006)                                                      670            670
           ---------------------------------------------------------------------------------------------------

           Total gross deferred tax assets                                             14,436         14,993

           Less valuation allowance                                                      (670)          (670)
           ---------------------------------------------------------------------------------------------------

           Net deferred tax assets                                                     13,766         14,323
           ---------------------------------------------------------------------------------------------------

           Deferred tax liabilities:
                    Plant and equipment, principally due to differences
                         in depreciation, net of impairment reserves                  (18,664)       (17,089)
                    Deferred income                                                    (1,383)             --
                    Other                                                                 (33)          (326)
           ---------------------------------------------------------------------------------------------------

           Total gross deferred tax liabilities                                       (20,080)       (17,415)
           ---------------------------------------------------------------------------------------------------

           Total net deferred tax liabilities                                        ($ 6,314)      ($ 3,092)
           ---------------------------------------------------------------------------------------------------

           The net deferred tax liabilities at December 26, 1998 and December 27, 1997 are shown on the accompanying financial statements as follows:

                                                       1998             1997
           ---------------------------------------------------------------------
           Current deferred tax assets                $ 5,808          $ 6,913
           Noncurrent deferred tax liabilities        (12,122)         (10,005)
           ---------------------------------------------------------------------
           Total net deferred tax liabilities        ($ 6,314)        ($ 3,092)
           ---------------------------------------------------------------------

           Based on the Company's historical and current earnings, management believes it is more likely than not that the Company will realize the benefit of the remaining deferred tax assets that are not covered by the valuation allowance.

(6)        POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

           The Company provides postretirement medical benefits for retirees and their spouses to age 65. Retirees pay contributions toward medical coverage based on the medical plan and coverage they select. The Company's postretirement health care plan is currently not funded.

           The following table sets forth the plan's benefit obligations, funded status, and net periodic benefit costs for the three years ended December 26, 1998 (in thousands):

                                                                                        1998          1997          1996
           ----------------------------------------------------------------------------------------------------------------

           CHANGE IN BENEFIT OBLIGATION:
           Benefit obligation at beginning of year                                    $ 9,901        $11,161       $10,115
           Service cost                                                                   844            865           714
           Interest cost                                                                  647            785           647
           Plan participants' contributions                                               329            202           395
           Actuarial (gain)/loss                                                       (3,773)        (2,398)          580
           Benefits paid                                                                 (626)          (714)         (540)
           Curtailments                                                                    --             --          (750)
           ----------------------------------------------------------------------------------------------------------------
           Benefit obligation at end of year                                            7,322          9,901        11,161
           ----------------------------------------------------------------------------------------------------------------
           Funded status                                                               (7,322)        (9,901)      (11,161)
           Unrecognized net actuarial (gain)/loss                                      (5,114)        (1,374)        1,024
           Unrecognized prior service cost                                                 86             95           103
           ----------------------------------------------------------------------------------------------------------------
           Accrued benefit cost                                                      ($12,350)      ($11,180)     ($10,034)
           ----------------------------------------------------------------------------------------------------------------
           COMPONENTS OF NET PERIODIC
            BENEFIT COST
           Service cost                                                               $   844        $   865       $   714
           Interest cost                                                                  647            785           647
           Recognition of prior service costs                                               8              8             9
           Recognized net gain                                                            (31)            --             1
           ----------------------------------------------------------------------------------------------------------------
           Net periodic benefit cost                                                  $ 1,468        $ 1,658       $ 1,371
           ----------------------------------------------------------------------------------------------------------------
           WEIGHTED AVERAGE DISCOUNT RATES USED IN
           DETERMINING ACCUMULATED
           POSTRETIREMENT BENEFIT OBLIGATION:
           Beginning of year                                                            6.75%          7.25%         7.00%
           ----------------------------------------------------------------------------------------------------------------
           End of year                                                                  6.75%          6.75%         7.25%
           ----------------------------------------------------------------------------------------------------------------

           For measurement purposes, an 9.55% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5.25% at 2013 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 26, 1998 by $679,000, and the aggregate of the service and interest cost components of postretirement expense for the year then ended by $159,000. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the accumulated postretirement benefit obligation as of December 26, 1998 by $607,000.

(7)        EMPLOYEE BENEFIT PLANS AND NON EMPLOYEE STOCK OPTION PLANS

           EMPLOYEE PROFIT-SHARING RETIREMENT PLAN

           The Company has a retirement plan covering substantially all of its employees. The plan is a defined contribution retirement plan providing for contributions equal to 10% of net income before income taxes. Plan funding is made in accordance with the provisions of the plan.

           EMPLOYEE STOCK PURCHASE PLAN

           The Company has an employee stock purchase plan under which shares of common stock are purchased on the open market with employee and Company contributions. The plan provides for the Company to contribute an amount equal to 10% of the employees' contributions. A total of 800,000 shares of common stock has been registered under the Securities Act of 1933 for purchase under the plan. Company contributions amounted to $93,000 in 1998, $101,000 in 1997 and $106,000 in 1996.

           EMPLOYEE STOCK OPTION PLANS

           The Company has stock option plans under which 1,900,000 shares of common stock may be issued to key employees of the Company, as defined in the plans. The plans authorize the grant of incentive stock options, non-qualified stock options and stock appreciation rights. The plans require, among other things, that before the stock options and stock appreciation rights may be exercised, such key employees must remain in continuous employment of the Company not less than six months from the date of grant.

           Exercised stock options are accounted for through the issuance of previously retired stock. Granted options generally become exercisable in three or four installments from six to forty-eight months after date of grant. The option price, which equals the fair market value of the Company's common stock at the date of grant, ranges from $15.75 to $24.13 per share. The weighted average remaining contractual life at December 26, 1998 was 7.91 years.

                                                           Number of          Weighted Average       Shares
                                                      Shares Outstanding       Exercise Price      Exercisable
           ---------------------------------------------------------------------------------------------------
           Balance at December 31, 1995                    474,257                 $21.04            470,957
                   Granted                                 248,480                  15.81
                   Expired                                (188,931)                 20.45
           ---------------------------------------------------------------------------------------------------

           Balance at December 28, 1996                    533,806                  18.82            397,586
                   Granted                                 299,400                  18.38
                   Exercised, including stock
                      appreciation rights                  (53,252)                 17.91
                   Expired                                (135,800)                 18.84
           ---------------------------------------------------------------------------------------------------

           Balance at December 27, 1997                    644,154                  18.31            308,994
                   Granted                                 336,100                  20.90
                   Exercised, including stock
                     appreciation rights                   (62,401)                 18.07
                   Expired                                 (88,495)                 19.24
           ---------------------------------------------------------------------------------------------------
           BALANCE AT DECEMBER 26, 1998                    829,358                 $19.32            238,099
           ---------------------------------------------------------------------------------------------------


           NON-EMPLOYEE STOCK OPTION PLANS

           In 1995, the Company adopted a Nonqualified Stock Option Plan for Non-Employee Directors (the Director Plan). The Company has 300,000 shares of common stock which may be issued to non-employee directors under this plan. The Director Plan requires among other things that the options are not exercisable unless the optionee remains available to serve as a director of the Company until the first anniversary of the date of grant, except that the initial option shall be exercisable after six months. Options granted under the Director Plan shall expire ten years from the date of grant. There were 42,500 options granted during 1998 and 1997. The option price, which equals the fair market value of the Company's stock at the date of grant, was $21.63 and $18.00 for options granted in 1998 and in 1997, respectively. The weighted average remaining contractual life at December 26, 1998 was 8.24 years.

           FAIR VALUE OF STOCK OPTIONS

           There were 310,599 options exercisable under all stock option plans at December 26, 1998. The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. The table below presents the assumptions and pro-forma net income effect of the options using the Black-Scholes option pricing model prescribed under SFAS No. 123.

                                                           1998            1997          1996
           -------------------------------------------------------------------------------------

           Expected dividend yield                          3.92%           5.22%         5.30%
           Risk-free interest rate                          5.77%           7.01%         6.50%
           Weighted average expected life                10 YEARS        10 years       8 years
           Expected volatility                             26.00%          18.60%        25.00%
           Fair value per share of options granted          $6.13           $3.10         $3.07
           Pro-forma net income (in thousands)           $ 26,430        $ 29,591      $ 24,449
           Pro-forma earnings per share - diluted          $ 0.88          $ 0.99        $ 0.81
           -------------------------------------------------------------------------------------

           RESTRICTED STOCK AWARDS

           During 1998 and 1997 the Company awarded 24,450 and 30,200 shares of common stock to certain employees under one of its incentive programs, subject to certain vesting and performance restrictions. Compensation costs associated with these restricted shares are deferred until earned, at which time the earned portion is charged against current earnings. The deferred portion of these restricted shares is included in the accompanying balance sheet as unamortized portion of restricted stock awards.

(8)        COMMITMENTS AND CONTINGENCIES

           At December 26, 1998, the Company had an unsecured bank line of credit of $5,000,000 against which there have been no borrowings. The Company also maintains standby letters of credit in connection with its self insurance reserves for casualty claims.

           The Company and its subsidiaries lease certain facilities and equipment under contracts classified as operating leases. Commitments under leases with terms extending beyond one year are not material. Rental expense was $4,599,000 in 1998, $4,707,000 in 1997 and
           $4,426,000 in 1996.

           The Company has entered into contractual agreements providing severance benefits to certain key employees in the event of a potential change of Company ownership. Commitments under these agreements totaled $8,554,000 at December 26, 1998.

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

(9)        RESTRUCTURING

           During 1996 the Company concluded a restructuring of its operations designed to improve profitability and make it more competitive in the marketplace. The restructuring plan included the closing of plants in Columbia, South Carolina and Greenville, Texas resulting in work force reductions of approximately 500 employees.

           The Company determined that certain buildings and equipment at its closed facilities were impaired. During 1998, 1997 and 1996 the Company sold impaired assets which resulted in gains of approximately $303,000 $868,000 and $957,000, respectively. The expected disposal date of the remaining assets is not presently determinable.

(10)       STOCKHOLDERS' EQUITY

           CAPITAL STOCK

           The Company's Restated Charter, as amended, authorizes 75,000,000 shares of common stock with a par value of $0.83 1/3 and 5,000,000 shares of preferred stock, par value of $1.00 per share, to be issued in such series and with such preferences, limitations and relative rights as the Board of Directors may determine from time to time. Common shares outstanding were 29,989,210 in 1998 and 29,923,287 in 1997. There were no preferred shares outstanding.

           STOCKHOLDER RIGHTS PLAN

           On July 14, 1998, the Company's Board of Directors adopted a Preferred Shares Rights Agreement (`Rights Agreement'), designed to protect all of Lance's stockholders and insure that they receive fair and equal treatment in the event of an attempted takeover of the Company or certain takeover tactics. Pursuant to the Rights Agreement, each common stockholder receives a dividend distribution of one Right for each share of Common Stock held.

           If any person or group acquires beneficial ownership of 20 percent or more of the Company's outstanding Common Stock, or commences a tender or exchange offer that results in that person or group acquiring such level of beneficial ownership, each Right (other than the Rights owned by such person or group, which become void) entitles its holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock for an exercise price of $100.

           Each Right, under certain circumstances, entitles the holder to purchase the number of shares of the Company's Common Stock which have an aggregate market value equal to twice the exercise price of $100. Under certain circumstances, the Board of Directors may exchange each outstanding Right for either one share of the Company's Common Stock or one one-hundredth of a share of Junior Participating Preferred Stock.

           In addition, if a person or group acquires beneficial ownership of 20 percent or more of the Company's Common Stock and the Company either merges into another entity, another entity merges into the Company, or the Company sells 50 percent or more of its assets or earning power to another entity, each Right (other than those owned by acquiror, which become void) entitles its holder to purchase, for the exercise price of $100, the number of shares of the Company's Common Stock (or share of the class of stock of the surviving entity which has the greatest voting power) which has a value equal to twice the exercise price.

           If any such person or group acquires beneficial ownership of between 20 and 50 percent of the Company's Common Stock, the Board of Directors may, at its option, exchange for each outstanding and not voided Right either one share of Common Stock or one one-hundredth of a share of Series A Junior Participating Preferred Stock.

           The Board of Directors may redeem the Rights at a price of $0.01 per Right at any time prior to a specified period of time after a person or group has become the beneficial owner of 20 percent or more of its Common Stock. The Rights will expire on July 14, 2008 unless redeemed earlier.

           OTHER COMPREHENSIVE INCOME

           The related tax effects allocated to unrealized holding gains on marketable securities for the fiscal year ended December 26, 1998 are as follows:

                                                 Before tax         Tax (expense)      Net-of-Tax
                                                   Amount              Benefit           Amount
    ---------------------------------------------------------------------------------------------
    Unrealized holding gains
        arising during period                         $404              $(135)              $269
    Less:  reclassification adjustment
        for gains included in net income               905               (333)               572
    ---------------------------------------------------------------------------------------------
    Net unrealized losses on
        marketable securities                        $(501)              $198              $(303)
    ---------------------------------------------------------------------------------------------

(11)       INTERIM FINANCIAL INFORMATION (UNAUDITED)

           A summary of interim financial information follows (in thousands, except per share data):

                                                                                  1998 Interim Period Ended
                                                                  -----------------------------------------------------------
                                                                   March 21       June 13        September 5      December 26
                                                                  (12 Weeks)     (12 Weeks)      (12 Weeks)        (16 Weeks)
           ------------------------------------------------------------------------------------------------------------------

           NET SALES AND OTHER OPERATING REVENUES                 $ 110,226      $ 118,264        $ 112,098        $ 145,844
           Cost of sales                                             50,816         52,745           50,408           68,259
           Selling, marketing and delivery                           44,222         47,915           46,319           60,678
           General and administrative                                 4,508          4,422            4,018            6,534
           Provisions for employees' retirement plans                 1,431          1,522            1,336            1,224
           ------------------------------------------------------------------------------------------------------------------
           OPERATING PROFIT                                           9,249         11,660           10,017            9,149
           Other income, net                                          1,218            998              956              496
           Income taxes                                               3,953          4,699            4,105            3,378
           ------------------------------------------------------------------------------------------------------------------
           NET INCOME                                               $ 6,514        $ 7,959          $ 6,868          $ 6,267
           ------------------------------------------------------------------------------------------------------------------

           NET INCOME PER COMMON SHARE - BASIC                       $ 0.22         $ 0.27           $ 0.23           $ 0.21
           NET INCOME PER COMMON SHARE - DILUTIVE                      0.22           0.27             0.23             0.21
           DIVIDENDS PER COMMON SHARE                                  0.24           0.24             0.24             0.24

                                                                                  1997 Interim Period Ended
                                                             ----------------------------------------------------------
                                                              March 22       June 14       September 6     December 27
                                                             (12 Weeks)     (12 Weeks)     (12 Weeks)       (16 Weeks)
           ------------------------------------------------------------------------------------------------------------
           Net sales and other operating revenues            $ 112,803      $ 118,107       $ 110,341       $ 145,603
           Cost of sales                                        54,543         55,428          51,288          67,324
           Selling, marketing and delivery                      43,329         44,785          43,112          55,821
           General and administrative                            4,533          4,702           4,366           7,048
           Provisions for employees' retirement plans            1,122          1,446           1,247           1,641
           -----------------------------------------------------------------------------------------------------------
           Operating profit                                      9,276         11,746          10,328          13,769
           Other income, net                                       730          1,108             780             951
           Income taxes                                          3,858          4,919           4,202           5,612
           -----------------------------------------------------------------------------------------------------------
           Net income                                          $ 6,148        $ 7,935         $ 6,906         $ 9,108
           -----------------------------------------------------------------------------------------------------------

           Net income per common share - basic                  $ 0.21         $ 0.27          $ 0.23          $ 0.30
           Net income per common share - diluted                  0.20           0.26            0.23            0.30
           Dividends per common share                             0.24           0.24            0.24            0.24

[LETTERHEAD]

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Lance, Inc. :

We have audited the accompanying consolidated balance sheets of Lance, Inc. and subsidiaries as of December 26, 1998 and December 27, 1997 and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the fiscal years in the three-year period ended December 26, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lance, Inc. and subsidiaries as of December 26, 1998 and December 27, 1997, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 26, 1998 in conformity with generally accepted accounting principles.




                                                   /s/ KPMG LLP



February 16, 1999

FIVE YEAR SUMMARY
--------------------------------------------------------------------------------

LANCE, INC. AND SUBSIDIARIES
Consolidated Financial Highlights
For the Five Fiscal Years Ended December 26, 1998
(In thousands, except per share data)

                                         1998                1997                 1996                1995                1994
                                      (52 WEEKS)          (52 Weeks)           (52 Weeks)          (52 Weeks)          (53 Weeks)
---------------------------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS:
Net sales and other operating
    revenue                           $ 486,432           $ 486,854            $ 477,015           $ 480,810           $ 487,982
Loss from restructuring and
    impairment                               --                  --                   --            (35,897)                  --
Operating profit (loss)                  40,075              45,119               36,012            (10,682)              42,294
Income (loss) before income
     taxes                               43,743              48,688               40,780            (10,100)              42,027
Income taxes (benefit)                   16,135              18,591               16,188             (3,161)              17,343
Net income (loss)                        27,608              30,097               24,592             (6,939)              26,984
AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING:
    BASIC                                29,925              29,893               30,075              30,400              30,774
    DILUTED                              30,043              30,018               30,086              30,400              30,787
PER SHARE OF COMMON STOCK:
Operating profit (loss) - basic          $ 1.34              $ 1.51               $ 1.20            ($ 0.35)              $ 1.37
Operating profit (loss) - diluted          1.33                1.50                 1.20              (0.35)                1.37
Net income (loss) - basic                  0.92                1.01                 0.82              (0.23)                0.88
Net income (loss) - diluted                0.92                1.00                 0.82              (0.23)                0.88
Cash dividends                             0.96                0.96                 0.96                0.96                0.96
FINANCIAL STATUS AT YEAR-END:
Total assets                          $ 251,403           $ 252,740            $ 247,205           $ 251,345           $ 296,996
---------------------------------------------------------------------------------------------------------------------------------


MARKET AND DIVIDEND INFORMATION

The Company had 4,607 stockholders of record as of February 19, 1999.

The $.83-1/3 par value Common Stock of Lance, Inc. is traded in the over-the-counter market under the symbol LNCE and transactions in the Common Stock are reported on The nasdaq Stock Market. The following table sets forth the high and low sales prices and dividends paid during the interim periods in fiscal years 1998 and 1997.

1998 INTERIM PERIODS                                        HIGH PRICE       LOW PRICE     DIVIDEND PAID
--------------------                                        ----------       ---------     -------------
First quarter (12 weeks ended  March 21, 1998)..........     $27 1/4         $21 1/4            $0.24
Second quarter (12 weeks ended June 13, 1998)...........      22 7/8          20 1/8             0.24
Third quarter (12 weeks ended September 5, 1998)........      23 1/8          18 1/4             0.24
Fourth quarter (16 weeks ended December 26, 1998).......      21              18                 0.24

1997 INTERIM PERIODS                                        HIGH PRICE       LOW PRICE     DIVIDEND PAID
--------------------                                        ----------       ---------     -------------

First quarter (12 weeks ended  March 22, 1997)..........    $19 3/4          $17 1/4            $0.24
Second quarter (12 weeks ended June 14, 1997)...........     20 1/2           17 1/2             0.24
Third quarter (12 weeks ended September 6, 1997)........     22 3/4           18 5/8             0.24
Fourth quarter (16 weeks ended December 27, 1997).......     26 1/2           20 1/4             0.24